
11008741


FSI

FSI International, Inc.

2011 Proxy and Annual Report

December 7, 2011

To Our Shareholders

Fiscal 2011 was the year in which FSI successfully transitioned our majority sales contribution from batch to single wafer product sales. Industry capacity investments remained strong during the first half of the fiscal year but then started to weaken later in the year as there was a pause in spending while customers focused on absorbing their earlier capacity expansions. Our fiscal 2011 orders remained at approximately $100 million while revenues grew to $97 million.

Entering fiscal 2011, we had a focused list of strategic goals: gaining ORION® process tool of record status at leading semiconductor manufacturers, making the investments necessary to increase ORION and ANTARES® product manufacturing capacity and controlling product manufacturing and operating cost. We executed very well against each of these initiatives despite the weakening industry conditions.

After successful evaluation programs, to date, the Company has placed ORION single wafer cleaning systems at five customers, primarily for leading edge 3X and 2X applications nodes. With these successes we have achieved our go-to-market goal of securing memory, logic and foundry customers for the ORION product.

In addition to the ORION successes during the year, the Company realized significant year-over-year revenue growth from its core ANTARES single wafer cryokinetic cleaning system. Year-over-year unit shipments of the ANTARES product more than doubled as device producers emphasized yield improvement for leading edge manufacturing processes.

As the year progressed and we gained acceptances for the ORION system and started to experience broader adoption of the ANTARES system, we made the infrastructure investments required to increase our integration and checkout capacity for these products. In addition, we fortified our procurement and manufacturing engineering organizations and expanded our outsourcing in an effort to secure additional cost reductions.

Financial Results

Sales increased 6 percent in fiscal 2011 to $97 million, as compared to $91 million for the prior year. Sales of single wafer surface conditioning products exceeded 50% of total sales in fiscal 2011. Sales of spare parts and services represented 27 percent of total fiscal 2011 sales as compared to 30 percent in the prior year comparable period. In fiscal 2011, international customers accounted for approximately 58 percent of all sales, as compared to 64 percent in the prior year. The year-over-year percentage decrease primarily related to an Asian customer who made a significant investment in its United States-based foundry facility.

Net income was $8.3 million, or $0.21 per share, fully diluted, in fiscal 2011, as compared to a net income of $13.0 million, or $0.39 per share, for fiscal 2010. In fiscal 2011, we recorded $945,000 of stock-based compensation and $550,000 of discretionary incentive compensation, as compared to $1.4 million and $2.5 million, respectively, in the prior year.

Orders in both fiscal 2011 and the prior year were approximately $100 million, however, the product mix shifted significantly toward the ORION and ANTARES single wafer surface preparation products from our batch cleaning products. The year-over-year orders from customers in the United States and Europe grew significantly as a result of capacity investments by two major foundry customers in these regions. International customers accounted for approximately 58 percent of all orders in fiscal 2011 as compared to 72 percent in the prior year.

Gross margins were 41.6 percent of sales in fiscal 2011, as compared to 47.2 percent of sales in the prior year. The year-over-year decline in gross margins was primarily related to the change in product mix, cost associated with product evaluation programs and to a lesser extent an increase in warranty expense.

Operating expenses, including selling, general and administrative and research and development expenses were $32.0 million in fiscal 2011, as compared to $30.4 million in the prior year. The year-over-year increase reflects a 22 percent increase in service personnel and a 10 percent increase in engineering personnel to support concurrent product evaluation programs in multiple geographic regions.

Our cash, restricted cash, cash equivalents and marketable securities represented $22.6 million, or approximately $0.58 per share, of our total assets at the end of fiscal 2011, as compared to $38.3 million at the end of the prior fiscal year. During fiscal 2011, the Company incrementally invested approximately $22.5 million in inventory, primarily for ORION and ANTARES single wafer products, in anticipation of customer expansion programs that were expected to begin late in the fiscal year. The expansion plans were delayed and are now anticipated to occur in calendar 2012. As of August 27, 2011, the Company had $75.1 million in working capital, a current ratio of 4.5 to 1.0, no debt and a book value of $2.41 per share.

Looking Forward

Our product acceptance successes this past year has placed us in an excellent position to participate in our customers' 2012 expansion plans at advanced technology nodes. Investments we made during fiscal 2011 have enabled us to increase ORION® and ANTARES® unit production in anticipation of follow-on orders from new and existing customers.

During fiscal 2012, we are focused on expanding the applications base for which the ORION and ANTARES products are being used at existing customers while securing process tool of record ("PTOR") status at additional customers. In conjunction with the growing demand for these products, we intend to reduce product manufacturing cycle time and cost while continuing to control our operating expenses.

I want to thank all of our employees for their drive and commitment to FSI's success. I also want to thank our customers for their continued support as we collaborate to address the ever-increasing performance demand that advanced semiconductors must meet. Finally, thank you to our shareholders for your ongoing investment in FSI.

Sincerely,



Donald S. Mitchell
Chairman
Chief Executive Officer

FSI INTERNATIONAL, INC.

3455 Lyman Boulevard
Chaska, Minnesota 55318-3052
952-448-5440

December 7, 2011

Dear Shareholder:

You are cordially invited to attend the 2012 Annual Meeting of Shareholders to be held at the offices of FSI International, Inc. at 3455 Lyman Boulevard, Chaska, Minnesota, commencing at 3:30 p.m., Central Time, on Wednesday, January 18, 2012.

The Secretary's Notice of Annual Meeting of Shareholders and the proxy statement that follow describe the matters on which actions will be taken. During the meeting we will also review the activities of the past year and items of general interest about FSI.

Please review the proxy materials carefully and use this opportunity to take part in the affairs of FSI by voting on the items to be considered at this meeting.

All shareholders are cordially invited to attend the meeting in person. However, to assure your representation at the meeting, we urge you to vote either online by following the instructions in the Notice Regarding the Availability of Proxy Materials mailed to you or, if you requested a paper copy of the proxy materials, by completing and returning the enclosed proxy in the accompanying envelope. If you attend the meeting, you may vote in person even if you have previously returned a proxy to us either online or by mail.

Sincerely,



Donald S. Mitchell
Chairman
Chief Executive Officer

FSI INTERNATIONAL, INC.

Notice of Annual Meeting of Shareholders to be held on January 18, 2012

To Our Shareholders:

The 2012 Annual Meeting of Shareholders of FSI International, Inc. will be held at our offices in Chaska, Minnesota on Wednesday, January 18, 2012, at 3:30 p.m., Central Time, for the following purposes:

1. To elect two Class I directors, each to serve for the ensuing three years until the expiration of his term in 2015, or until his successor is duly elected and qualified.

2. To approve an amended and restated FSI International, Inc. 2008 Omnibus Stock Plan, including an amendment to increase the aggregate number of shares of our common stock reserved for issuance under the plan by 1,000,000.

3. To hold an advisory vote on the compensation of our named executive officers.

4. To hold an advisory vote on the frequency of the advisory vote on executive compensation.

5. To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending August 25, 2012.

6. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof, including the election of any director if any of the nominees is unable to serve or for good cause will not serve.

Our board of directors has fixed November 23, 2011 as the record date for the meeting, and only shareholders of record at the close of business on that date are entitled to receive notice of and vote at the meeting.

By Order of the Board of Directors



Benno G. Sand
Executive Vice President
Business Development, Investor Relations
and Secretary

Chaska, Minnesota
December 7, 2011

FSI INTERNATIONAL, INC.

PROXY STATEMENT FOR 2012 ANNUAL MEETING OF SHAREHOLDERS

INFORMATION CONCERNING SOLICITATION AND VOTING

General Information

This proxy statement and the related proxy are being furnished in connection with the solicitation by the board of directors of FSI International, Inc. ("we" or "us" or "Company" or "FSI"), a Minnesota corporation, of proxies for use in connection with the 2012 Annual Meeting of Shareholders to be held on Wednesday, January 18, 2012, and any adjournment of the meeting, for the purposes described below as well as in the Notice Regarding the Availability of Proxy Materials and the Notice of Annual Meeting of Shareholders. The meeting will be held at our offices at 3455 Lyman Boulevard, Chaska, Minnesota beginning at 3:30 p.m., Central Time. A form of photo identification and, if you are not a record holder, proof of ownership of FSI common stock (such as a recent brokerage statement or letter from your broker) are requested for admission to the 2012 annual meeting.

So far as our board and management are aware, no matters other than those described in this proxy statement will be acted upon at the meeting. If, however, any other matters properly come before the meeting, it is the intention of the persons named in the proxy to vote the same in accordance with their judgment on such matters.

The address of our principal executive office is 3455 Lyman Boulevard, Chaska, Minnesota 55318-3052 and our telephone number is 952.448.5440. The mailing of the Notice Regarding the Availability of Proxy Materials will commence on or about December 7, 2011, and the related proxy materials will be available online at http://www.yearlyproxy.com/2011proxyar.pdf as of the same date. Please refer to the Notice Regarding the Availability of Proxy Materials for additional information, including the required control number, regarding online access to the proxy materials.

"Householding" of Documents

We are sending only one copy of the Notice Regarding the Availability of Proxy Materials to eligible shareholders who share a single address unless we received instructions to the contrary from any shareholder at that address. This practice, known as "householding," is designed to reduce our printing and postage costs. If a registered shareholder residing at an address with other registered shareholders wishes to receive a separate Notice Regarding the Availability of Proxy Materials now or in the future, he or she may contact Benno G. Sand, our Secretary, at 952.448.8936, or by mail to the address in the above paragraph. You can also request delivery of single copies of our documents if you are receiving multiple copies by contacting Mr. Sand by email at: benno.sand@fsi-intl.com.

Solicitation of Proxies

We will pay the cost of soliciting proxies. We may reimburse brokerage firms and custodians, nominees and other record holders for forwarding soliciting materials to the beneficial owners of our common stock. In addition to solicitation by the use of the mails and of the Internet, our directors, officers and employees may solicit proxies by telephone, personal contact or special letter without additional compensation to them.

Record Date and Outstanding Voting Securities

Only shareholders of record at the close of business on November 23, 2011 are entitled to vote at the meeting. On the record date, 38,864,911 shares of our common stock, our only authorized and issued voting security, were outstanding. Each shareholder is entitled to one vote for each share held and is not entitled to cumulate votes for the election of directors.

Proxies voted online or by mail, if a paper copy of the proxy materials has been requested, will, unless otherwise specified, be voted **for** the nominees listed in Proposal 1 and **for** Proposals 2, 3 and 5, and **for** one year in connection with Proposal 4 on the proxy and voted in the discretion of the proxy holders as to any other matter that properly comes before the meeting. Proxies voted by mail must be properly signed and duly returned to us in order for the designated proxy to vote on all matters to come before the meeting.

You may view this year's proxy materials, including our annual report to shareholders, at http://www.yearlyproxy.com/2011proxyar.pdf. Please refer to the Notice Regarding the Availability of Proxy Materials for additional information, including the required control number, regarding online access to the proxy materials.

Any shareholder who holds shares of our common stock in an account at a brokerage firm, bank or similar organization will receive a Notice Regarding the Availability of Proxy Materials by mail from the organization holding the shareholder's account. The Notice contains instructions on how these shareholders can access our proxy materials and vote their shares online. These shareholders will not receive proxy material by mail unless they specifically request that printed copies of the proxy materials be sent to them. The Notice tells these shareholders how to request printed or email copies of our proxy material.

If at the close of business on November 23, 2011 your shares were registered directly in your name with our transfer agent, Computershare Trust Company, N.A., then you are a shareholder of record.

Requesting Paper Copies and Voting by Mail

Pursuant to the Securities and Exchange Commission rules related to the availability of proxy materials, we have chosen to make our proxy statement and related materials, including our annual report to shareholders, available online and, as permitted by the rules, we will only provide paper copies of these materials upon request. To request a paper copy of the proxy materials free of charge, including our annual report to shareholders, please follow the instructions contained in the Notice Regarding the Availability of Proxy Materials mailed to you. To vote by mail, you must request paper copies of the proxy materials as instructed above, mark your selections on the proxy card mailed to you, date and sign your name exactly as it appears on your proxy card, and mail the proxy card in the accompanying postage-paid envelope.

Electronic Voting

If you are a shareholder of record you may vote online by following the instructions in the Notice Regarding the Availability of Proxy Materials mailed to you. Electronic voting is available 24 hours a day until 11:59 p.m., Eastern Time, on January 17, 2012.

Electronic Enrollment

If you are a shareholder through a broker or bank, you can enroll to receive notice of future meetings via email at www.proxyvote.com.

Voting Requirement

Votes cast by proxy or in person at the annual meeting will be tabulated by the inspector of elections. The inspector will also determine whether or not a quorum is present. In general, under Minnesota law, a quorum consists of a majority of the shares entitled to vote which are present or represented by proxy at the meeting. A nominee for director will be elected to the board if the nominee receives a plurality vote of the shares present or represented and entitled to vote at the meeting.

All other matters submitted for shareholder approval at this Annual Meeting will be decided by the affirmative vote of the greater of (1) a majority of shares present in person or represented by proxy and entitled to vote on each matter, or (2) a majority of the minimum number of shares entitled to vote that would constitute a quorum for the transaction of business at the meeting. Abstentions with respect to any such matter are treated as shares present or represented and entitled to vote on that matter and have the same effect as negative votes. If shares are not voted by the person or institution that is the record holder of the shares, or if shares are not voted in other circumstances in which proxy authority is effective or has been withheld with respect to any matter, these non-voted shares are deemed not to be present or represented for purposes of determining whether shareholder approval of that matter has been obtained.

If a shareholder does not give instructions to its broker as to how to vote the shares, the broker has authority under New York Stock Exchange rules to vote those shares for or against only "routine" proposals, such as the ratification of KPMG LLP as our independent registered public accounting firm. Brokers cannot vote on their customers' behalf on "non-routine" proposals, such as the election of directors and the approval of an equity compensation plan (or any amendment to such a plan). These rules apply to us even though the shares of our common stock are traded on the NASDAQ Global Market. If a broker votes shares that are unvoted by its customers for or against a "routine" proposal, these shares are counted for the purpose of establishing a quorum and also will be counted for the purpose of determining the outcome of "routine" proposals. If a broker does not receive voting instructions as to a non-routine proposal, or chooses to leave shares unvoted on a routine proposal, a "broker non-vote" occurs and those shares will be counted for the purpose of establishing a quorum, but not for determining the outcome of those proposals. Shares that are subject to broker non-votes are considered not entitled to vote on the particular proposal, and effectively reduce the number of shares needed to approve that proposal.

If you are not planning to attend the Annual Meeting and vote your shares in person, your shares of common stock cannot be voted until you vote online by following the instructions in the Notice Regarding the Availability of Proxy Materials or a signed proxy is returned to the Company.

Revocability of Proxies

A shareholder executing a proxy retains the right to revoke it at any time before it is exercised by providing notice in writing to any of our officers of termination of the proxy's authority or by submitting a subsequent proxy by Internet or mail, if we have mailed a proxy to you (provided that such new proxy is received in a timely manner). A shareholder's most current proxy card or Internet proxy will be the one that is voted.

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SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table lists, as of November 23, 2011 (unless otherwise indicated below), certain information regarding the beneficial ownership of our common stock by (i) each person or entity known by us to own beneficially more than five percent of our outstanding common stock, (ii) each director, (iii) each nominee for director, (iv) each executive officer named in the Summary Compensation Table in this proxy statement (the "Named Executive Officers" or "NEOs"), and (v) all of the directors, director-nominees and Named Executive Officers as a group. Except as otherwise noted below, each listed beneficial owner has sole voting and investment power with respect to such shares.

Name of Person or Identity of Group	Number of Shares Beneficially Owned**	Percent of Shares Beneficially Owned**
AWM Investment Co., Inc. Austin W. Marxe David M. Greenhouse c/o Special Situations Fund Suite 2600, 527 Madison Avenue New York, NY 10022-4358	4,316,371[1]	11.1%
James A. Bernards	75,000[2]	*
John C. Ely	301,409[2]	*
Terrence W. Glarner	80,656[2]	*
Patricia M. Hollister	310,055[2]	*
Donald S. Mitchell	704,127[2,3]	1.8%
Benno G. Sand	361,631[2,4]	*
David V. Smith	50,000[2]	*
Stan K. Yarbro	—	*
All directors, director-nominees and Named Executive Officers as a group (8 persons)	1,882,878[2]	4.6%

* Less than one percent.

** Beneficial ownership is determined in accordance with the rules of the SEC that generally attribute beneficial ownership of securities to persons who possess sole or shared voting power and/or investment power with respect to those securities and includes shares of common stock issuable pursuant to the exercise of stock options that are immediately exercisable or exercisable within 60 days. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Percentage ownership calculations are based on 38,864,911 shares of common stock outstanding as of November 23, 2011.

1 Based on Schedule 13G/A, Statement of Changes in Beneficial Ownership filed with the SEC on February 11, 2011.

2 Includes the following shares that may be purchased pursuant to stock options that are exercisable within 60 days of November 23, 2011: Mr. Bernards, 52,500; Mr. Ely, 275,850; Mr. Glarner, 75,000; Ms. Hollister, 299,717; Mr. Mitchell, 605,301; Mr. Sand, 285,432; Mr. Smith, 50,000; and all directors, director-nominees and Named Executive Officers as a group, 1,643,800.

3 Includes 55,614 shares held in a trust in which Mr. Mitchell shares voting and investment power with his spouse.

4 Includes 20,000 shares in which Mr. Sand shares voting and investment power with his spouse.

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ELECTION OF DIRECTORS
(Proposal 1)

The Nominees and Directors

Our Articles of Incorporation, as amended, provide that the board be divided into three classes of directors of as nearly equal size as possible. The members of each class are elected to serve a three-year term, and the terms are staggered. James A. Bernards and Donald S. Mitchell are Class I directors with terms expiring at the 2012 Annual Meeting of Shareholders. Terrence W. Glarner and David V. Smith are Class III directors with terms expiring at the 2014 Annual Meeting of Shareholders. Stan Yarbro is a Class II director with a term expiring at the 2013 Annual Meeting of Shareholders. The board will continue to have a vacancy after the 2012 Annual Meeting of Shareholders and will continue its search for a qualified director candidate to fill such vacancy.

The board, including all of the independent directors, acting upon the recommendation of the Corporate Governance and Nomination Committee, has nominated Mr. Bernards and Mr. Mitchell for re-election as Class I directors. Mr. Bernards and Mr. Mitchell have indicated a willingness to serve as a director if elected. In the event that Mr. Bernards or Mr. Mitchell are not candidates for any reason, the proxies named in the enclosed form of proxy may vote for substitute nominees in their discretion, unless an instruction to the contrary is indicated on the proxy. We have no reason to believe that Mr. Bernards and Mr. Mitchell will be unable to serve as a director if elected.

The proxy will be voted in favor of the election of each nominee, unless the shareholder giving the proxy indicates to the contrary on the proxy.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE DIRECTOR-NOMINEES

Certain information concerning the nominees and other directors follows:

Nominees for Election at the 2012 Shareholders' Meeting as Class I Directors

James A. Bernards, age 65, has served as a director of FSI since July 1981. Since June 1993, Mr. Bernards has been President of Facilitation, Inc., a provider of business and financial consulting services. Mr. Bernards was President of the accounting firm of Stirtz, Bernards & Company from May 1981 to June 1993. Since 1986, Mr. Bernards has been President of Brightstone Capital, Ltd., a venture capital fund manager.

The Board has concluded that Mr. Bernards is qualified to serve as a Director of the Company because of his extensive involvement as a consultant and director of semiconductor supply companies since 1973. He was a practicing CPA from 1973 to 1993 and has been a director of six public companies and several private companies.

Donald S. Mitchell, age 56, was named President and Chief Executive Officer of FSI in December 1999, appointed a director in March 2000 and became Chairman of the board on January 23, 2002. From its formation in 1998 until December 1999, he was President of Air Products Electronic Chemicals, Inc., a division of Pennsylvania-based Air Products and Chemicals, Inc. From 1991 to 1998, he served as President of Schumacher, Inc., a leading global chemical equipment and services supplier to the semiconductor industry. Mr. Mitchell served as the 1999-2000 Chairman of the Board of Directors of Semiconductor Equipment and Materials International ("SEMI"), a leading global industry trade association.

The Board has concluded that Mr. Mitchell is qualified to serve as a Director of the Company given his 33 years' experience in manufacturing, marketing, sales, development and executive management in semiconductor materials and equipment businesses, as well as his former involvement with the global trade association (SEMI) as both director and chairman and his extensive experience in leading and managing semiconductor-related technology organizations.

Class II Director Whose Term Continues Until the 2013 Shareholders' Meeting

Stan K. Yarbro, age 61, has served as a director of FSI since August 2011. He has held technical, management and executive positions in the semiconductor equipment industry for over 25 years. Since 2004, Dr. Yarbro has been employed at Varian Semiconductor Equipment Associates, Inc., a leading supplier of implant technology and equipment to the semiconductor industry, most recently as Executive Vice President of Worldwide Field Operations. From 1997 to 2004, Dr. Yarbro held several management positions at KLA Tencor Corporation, including Group Vice President of Worldwide Field Operations. From 1994 to 1997, Dr. Yarbro was President of Park Scientific, a venture-funded supplier of scanning probe microscopes. Dr. Yarbro has previously served on the board of public and private companies.

The Board has concluded that Dr. Yarbro is qualified to serve as a Director of the Company given his executive management experience in the semiconductor equipment industry, demonstrating a solid understanding of the key technical, management and financial drivers of this industry. Dr. Yarbro has experience serving as a director for other public companies and through his worldwide field operations responsibilities at Varian and KLA has an experienced-based understanding of Asian culture and business practices. His academic background includes a B.S. in Chemistry as well as a Ph.D., in Analytical Chemistry.

Class III Directors Whose Terms Continue Until the 2014 Shareholders' Meeting

Terrence W. Glarner, age 68, has served as a director of FSI since October 1988. Since February 1993, Mr. Glarner has been President of West Concord Ventures, Inc., a venture capital company. From 1982 to February 1993, Mr. Glarner was President of North Star Ventures, Inc. and North Star Ventures II, Inc., two venture capital funds. Mr. Glarner is also a director of Aetrium, Inc. and NVE Corporation.

The Board has concluded that Mr. Glarner is qualified to serve as a Director of the Company because of his 35-year career as a venture capitalist; serving on numerous company boards, private and public; as well as his academic background which includes both Juris Doctorate and Chartered Financial Analyst (CFA) degrees.

David V. Smith, age 67, has served as a director of FSI since December 2005. From January 2006 to April 2008, when the company was sold, Mr. Smith was President, Chief Executive Officer and Director of GlobiTech Holding Company, a privately-held epitaxial services company based in Sherman, Texas. Mr. Smith retired as the President of TECH Semiconductor Singapore Pte. Ltd. ("TECH Semiconductor") in June 2002. TECH Semiconductor is a joint venture DRAM memory chip manufacturing company formed by Texas Instruments, the Economic Development Board of Singapore, Canon and Hewlett-Packard. Prior to joining TECH Semiconductor, Mr. Smith served in a variety of positions with Texas Instruments, including the Managing Director of Texas Instruments Singapore and the Deputy Worldwide Memory Operations Manager of Texas Instruments Malaysia, Bipolar Operations Manager of Texas Instruments Malaysia and Discrete Operations Manager. Mr. Smith was Texas Instruments' Korea's Manager from 1978 to 1980.

The Board has concluded that Mr. Smith is qualified to serve as a Director of the Company given his strong background in the semiconductor equipment industry, serving as President of TECH Semiconductor Singapore Pte. Ltd. and his semiconductor industry and international experience serving as Managing Director of Texas Instruments Singapore and Texas Instruments Malaysia.

None of the directors or the nominees is related to one another or to any of our executive officers. The Board has determined that each of Messrs. Bernards, Glarner, Smith and Yarbro is independent as that term is defined under the NASDAQ Global Market listing standards.

Information Concerning the Board of Directors

In December 2010, upon the death of Mr. Willem Maris, the Board of Directors appointed Messrs. Bernards and Glarner to serve on the Corporate Governance and Nomination Committee and Mr. Smith was appointed chairman. During fiscal 2011, the Committee conducted a search to replace Mr. Maris. In August 2011, the

Board of Directors, on the recommendation of the Committee, appointed Dr. Yarbro as a director and a member of the Corporate Governance and Nomination Committee. Messrs. Bernards and Glarner concurrently stepped down as members of the Corporate Governance and Nomination Committee. Dr. Yarbro was recommended as a director candidate by one of the current directors.

The board, currently consisting of Messrs. Bernards, Glarner, Mitchell, Smith and Yarbro, met four times and adopted resolutions by written action four times during fiscal 2011. The board has an Audit and Finance Committee, a Compensation Committee, and a Corporate Governance and Nomination Committee.

The Audit and Finance Committee, currently consisting of Messrs. Bernards, Glarner and Smith, met eight times and adopted resolutions by written action three times during fiscal 2011. The purpose of the Audit and Finance Committee is to oversee our accounting and financial reporting processes and the audits of our financial statements. The primary duties and responsibilities of the Audit and Finance Committee include selecting and evaluating our independent auditors and monitoring their independence; reviewing our financial reporting and disclosure matters; and overseeing certain compliance and regulatory matters.

Our board of directors has determined that at least one member of our Audit and Finance Committee, James A. Bernards, is an "audit committee financial expert," as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002 and the rules promulgated by the Securities and Exchange Commission in furtherance of Section 407. Each member of the Audit and Finance Committee is independent as that term is defined under the NASDAQ Global Market listing standards, Section 301 of the Sarbanes-Oxley Act of 2002 and the rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002. The Audit and Finance Committee operates under a written charter adopted by the board of directors. A copy of the Audit and Finance Committee Charter, as amended to date, can be found on our website at www.fsi-intl.com.

The Compensation Committee, consisting of Messrs. Bernards and Glarner, met eight times and adopted resolutions by written action three times in fiscal 2011. Each member of the Compensation Committee is independent as that term is defined under the NASDAQ Global Market listing standards. The Compensation Committee's functions include: reviewing and reporting to the board on the programs for developing senior management personnel; approving and reporting to the board the executive compensation plans and the compensation (including incentive awards) of certain executives; and reviewing and approving our incentive plans. The Compensation Committee also grants or makes recommendations to the board concerning employee stock options and oversees our 1997 Omnibus Stock Plan, 2008 Omnibus Stock Plan and Employees Stock Purchase Plan. The Compensation Committee operates under a written charter adopted by the board of directors, a copy of which can be found on our website at www.fsi-intl.com.

The Corporate Governance and Nomination Committee, currently consisting of Messrs. Smith and Yarbro, met five times during fiscal 2011. Each member of the Corporate Governance and Nomination Committee is independent as that term is defined under the NASDAQ Global Market listing standards. Its functions include: evaluating and recommending qualified individuals to the board; reviewing the qualifications of individuals for election or re-election as members of the board; and reviewing the charters and membership of the board's committees and board membership guidelines. It also oversees matters of corporate governance, including evaluation of our board and board committee performance and evaluation of our corporate governance guidelines. The Corporate Governance and Nomination Committee will consider persons whom shareholders recommend as candidates for election as Company directors provided shareholders follow the procedures as set forth below in the "Director Nomination Process and Selection Criteria" section of this proxy statement. The Corporate Governance and Nomination Committee operates under a written charter adopted by the board of directors, a copy of which can be found on our website at www.fsi-intl.com.

Each committee reviews its charter annually in light of new corporate governance developments and may make additional recommendations to the Corporate Governance and Nomination Committee (if applicable) and the board for further revisions. During fiscal 2011, each of the directors attended all meetings of the board. During fiscal 2011, each of the directors attended all committee meetings on which he served with the exception of Mr. Bernards who missed one Audit and Finance Committee meeting.

Director Compensation and Benefits

Before or at the beginning of each calendar year, our Compensation Committee reviews the total compensation paid to non-management directors. The purpose of the review is to ensure that the level of compensation is appropriate to attract and retain a diverse group of directors with the breadth of experience necessary to perform the board's duties, and to fairly compensate directors for their services. The Compensation Committee considers the time and effort required for service on the board and on a board committee, and reviews available board compensation survey information for comparably-sized public companies.

For fiscal 2011, the components of compensation for our non-management directors were as follows:

	September 2010—August 2011
Quarterly Retainer	$3,000
Fee for Attending Board Meeting	$1,000
Fee for Attending Committee Meeting[1]	$500
Stock Option Grants	New directors receive an initial grant of 20,000 stock options which become fully exercisable six months after the date of grant. Directors receive an annual grant of 7,500 stock options in January which become exercisable on January 1 after the date of grant.
Reimbursement of Expenses	FSI reimburses directors for travel and other reasonable out-of-pocket expenses incurred as a director or member of a committee of the board.

[1] If not held in conjunction with a board meeting.

The following table summarizes the compensation earned by our non-management directors during fiscal 2011.

Director Compensation For Fiscal 2011

Name	Fees Paid in Cash ($)	Option Awards ($)[1,2]	Total ($)
James A. Bernards	$20,500	$20,475	$40,975
Terrence W. Glarner	$22,000	$20,475	$42,475
David V. Smith	$17,500	$20,475	$37,975
Stan K. Yarbro	$ 0	$41,600	$41,600

[1] The amounts in this column reflect the grant date fair value (without any reduction for forfeiture assumptions related to service-based vesting conditions) in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718 - Stock Compensation. The assumptions used in calculating these amounts, and the grant date fair value shown in footnote 2 to this table of awards made in fiscal 2011, are set forth in Note 10, "Stock Options" to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended August 27, 2011.

[2] On January 19, 2011, FSI granted a stock option covering 7,500 shares to each of Messrs. Bernards, Glarner and Smith, at an exercise price of $4.06 per share, which was the closing sale price on January 19, 2011. On August 2, 2011, upon his appointment to the Board of Directors, FSI granted a stock option covering 20,000 shares to Dr. Yarbro at an exercise price of $2.85 per share, which was the closing sale price on August 2, 2011.

As of August 27, 2011, the aggregate number of exercisable and non-exercisable option shares held by each non-employee director was as follows:

Name	Number of Shares Underlying Exercisable Options at 8/27/11	Number of Shares Underlying Unexercisable Options at 8/27/11
James A. Bernards	45,000	7,500
Terrence W. Glarner	67,500	7,500
David V. Smith	42,500	7,500
Stan K. Yarbro	—	20,000

Director Nomination Process and Selection Criteria

The Corporate Governance and Nomination Committee (the "Governance Committee") will consider properly submitted shareholder recommended candidates for membership on our board of directors as described below. In evaluating director nominations, the Governance Committee seeks to achieve a balance of knowledge, experience and capability.

The Governance Committee will select nominees for directors pursuant to the following process:

- the identification of director candidates by the Governance Committee based upon suggestions from current directors and senior management and recommendations by shareholders;
- a review of the candidates' qualifications by the Governance Committee to determine which candidates best meet the board's required and desired criteria, as further described below;
- interviews of interested candidates, among those who best meet the desired criteria, by the chairman of the Governance Committee or the entire Governance Committee;
- a report to the board by the Governance Committee on the selection process; and
- formal nomination by the Governance Committee for inclusion in the slate of directors for the annual meeting of shareholders or appointment by the board to fill a vacancy during the intervals between shareholder meetings.

The Governance Committee will reassess the qualifications of a director, including the director's past contributions to the board and the director's attendance and contributions at board and committee meetings, prior to recommending a director for re-election to another term.

The Governance Committee will consider candidates recommended by shareholders in the same manner as candidates recommended by the Governance Committee, provided shareholders follow the procedures set forth below in submitting recommendations. Shareholders who wish to recommend candidates for consideration by the Governance Committee must do so by submitting a written recommendation to:

Corporate Secretary
FSI International, Inc.
3455 Lyman Boulevard
Chaska, Minnesota 55318-3052 USA

Recommendations must be sent by certified or registered mail and received by our Corporate Secretary by September 1 of each year, for consideration at the next Annual Meeting of Shareholders. Recommendations must include the following:

- shareholder's name, number of shares owned, length of period held, and proof of ownership.
- name, address, phone number and age of the candidate.
- a resume describing, among other things, the candidate's educational background, occupation, employment history, and material outside commitments (e.g., memberships on other boards and committees, charitable foundations, etc.).
- a supporting statement which describes the candidate's reasons for seeking election to the board and documents his or her ability to satisfy the director qualifications.
- the candidate's consent to a background investigation.
- the candidate's written consent to stand for election if nominated by the board and to serve if elected by the shareholders.
- any other information that will assist the Governance Committee in evaluating the candidate.

The Corporate Secretary will promptly forward these materials to the Governance Committee Chairman and the Chairman of the board. The Corporate Secretary will also maintain copies of these materials for two years after receipt for future reference by the Governance Committee when filling board positions.

The Governance Committee may contact recommended candidates to request additional information necessary for its evaluation or for disclosure under applicable rules of the Securities and Exchange Commission.

Alternatively, shareholders may directly nominate a person for election to our board by complying with the procedures set forth in our by-laws, any applicable rules and regulations of the Securities and Exchange Commission and any applicable laws.

Candidates for director nominees are reviewed in the context of the current composition of the board, our operating requirements and the long-term interests of our shareholders.

The Governance Committee will consider, at a minimum, the following factors in recommending to our board potential new board members, or the continued service of existing members in addition to other factors it deems appropriate based on the current needs and desires of the board:

- demonstrated character and integrity; an inquiring mind; experience at a strategy/policy setting level; sufficient time to devote to the affairs of the company; high-level managerial experience;
- whether the member/potential member is subject to a disqualifying factor, such as relationships with competitors, customers, suppliers, contractors, counselors or consultants, or recent previous employment with the Company;
- the member or potential member's independence;
- whether an existing member has reached retirement age or a term limit;
- whether the member/potential member assists in achieving a mix of board members that represents a diversity of background and experience, including the consideration of age, gender, international background, race and specialized industry experience;
- whether the member/potential member, by virtue of particular experience, technical expertise, or specialized skills, will add specific value as a board member; and
- any factors related to the ability and willingness of a new member to serve, or an existing member to continue his/her service.

In addition to the above factors, our board has also adopted certain board guidelines including a guideline that the Governance Committee may not recommend any person to serve as a director of the Company after such person has passed his or her 75th birthday.

Executive Sessions of Outside Directors

Our board regularly takes time near the end of board meetings to meet without any Company management present.

Criteria and Diversity

In considering whether to recommend any candidate for inclusion in the Board's slate of recommended director nominees, including candidates recommended by shareholders, the Governance Committee will apply certain criteria. These criteria include the candidate's integrity, business acumen, age, experience, commitment, diligence, conflicts of interest and the ability to act in the interests of all shareholders. Our Governance Committee considers the value of diversity on the board in the director identification and nomination process. The Governance Committee seeks nominees with a broad diversity of experience, professions, skills, geographic representation and backgrounds. The Governance Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. The Governance Committee believes that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experience, knowledge and abilities that will allow the board to fulfill its responsibilities. Nominees are not discriminated against on the basis of race, religion, national origin, sexual orientation, disability or any other basis proscribed by law.

Communications with Directors

You can contact our full board, our independent directors as a group or any of the directors by writing to our Corporate Secretary at 3455 Lyman Boulevard, Chaska, Minnesota 55318-3052 USA. All communications will be compiled by the Corporate Secretary and submitted to the addressees on a periodic basis.

Board Leadership Structure

Our Company's Board of Directors does not have a current requirement that the roles of Chief Executive Officer and Chairman of the Board be either combined or separated, because the board believes it is in the best interest of our Company to make this determination based on the position and direction of our Company and the constitution of the board and management team. The board regularly evaluates whether the roles of Chief Executive Officer and Chairman of the board should be combined or separated. The board has determined that having our Company's Chief Executive Officer serve as Chairman is in the best interest of our shareholders at this time. The Chief Executive Officer is responsible for the day-to-day management of our Company and the development and implementation of our Company's strategy, and has access to the people, information and resources necessary to facilitate board function. Therefore, the board believes that combining the roles of Chief Executive Officer and Chairman contributes to an efficient and effective board. Our Governance Guidelines provide that if at any time the chairman is not an independent director, one of the independent directors shall be designated by the board as a lead independent director. The lead independent director chairs the executive sessions of the independent directors, helps set board agendas with the Chairman, and performs such other functions as the board may specify. Mr. Bernards currently serves as the lead independent director of the board.

Risk Oversight

The Company faces a variety of risks. The board believes an effective risk management system will (1) timely identify the material risks that the Company faces, (2) communicate necessary information with respect to material risks to senior executives and, as appropriate, to the board or relevant board committee, (3) implement appropriate and responsive risk management strategies consistent with the Company's risk profile, and (4) integrate risk management into Company decision-making.

The board has designated the Audit Committee to take the lead in overseeing risk management and the Audit Committee makes periodic reports to the board regarding briefings provided by management and advisors as well as the Audit Committee's own analysis and conclusions regarding the adequacy of the Company's risk management processes. The Company has a risk management program implemented under the direction of the Company's Chief Financial Officer, who reports to the Company's Chief Executive Officer, Audit Committee and the board on such program.

In addition to the formal compliance program, the board encourages management to promote a corporate culture that incorporates risk management into the Company's corporate strategy and day-to-day business operations. The board also continually works, with the input of the Company's executive officers, to assess and analyze the most likely areas of future risk for the Company.

Other Information

Three directors, Messrs. Bernards, Glarner and Mitchell, attended our annual shareholders meeting in January 2011. Additional information concerning the board, including committee charters and our Code of Business Conduct and Ethics applicable to our directors, employees and representatives, is available at www.fsi-intl.com.

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INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

As of November 23, 2011, we owned approximately 20 percent of the outstanding capital stock of Apprecia Technology, Inc. ("Apprecia Technology"), which distributes certain of our products in Japan. Mr. Benno G. Sand, Executive Vice President, Business Development and Investor Relations and Secretary, is a director of Apprecia Technology, serving at the request of the Company.

During the 2011 fiscal year, we sold approximately $2,260,000 in product sales to Apprecia Technology. Sales to Apprecia Technology are made by us on commercially reasonable terms, as provided in our distribution agreement with Apprecia Technology or as negotiated for a specific order.

The board has adopted a policy regarding transactions, other than sales in the normal course of business, between us and our affiliates, requiring that all such transactions be approved by a majority of the board and a majority of the disinterested non-employee directors. When required, compliance with this policy is evidenced in the Company's board meeting minutes. The policy further provides that all such transactions be for a bona fide business purpose and be entered into on terms at least as favorable to us as could be obtained from unaffiliated independent third parties.

Various policies and procedures of our Company, including our Code of Business Conduct and Ethics, our bylaws, the Company's Corporate Governance Guidelines and annual questionnaires completed by all of our directors and executive officers, require disclosure of and otherwise identify to the Company transactions or relationships that may constitute conflicts of interest or otherwise require disclosure under applicable Securities and Exchange Act rules as "related person transactions" between the Company or its subsidiaries and related persons. For these purposes, a related person is a director, executive officer, nominee for director, or 5% shareholder of the Company since the beginning of the last fiscal year and their immediate family members.

Although the Company's processes vary with the particular transaction or relationship, in accordance with our Code of Business Conduct and Ethics, directors, executive officers and other Company employees are directed to inform appropriate supervisory personnel as to the existence or potential existence of such a transaction or relationship. To the extent a related person is involved in the relationship or has a material interest in the transaction, the Company's Corporate Governance Guidelines provide that the Audit and Finance Committee is responsible for reviewing the transaction. The transaction or relationship will be evaluated by the Audit and Finance Committee, which will approve or ratify it if it is determined that the transaction or relationship is fair and in the best interests of the Company.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES AND EXCHANGE ACT OF 1934

Section 16(a) of the Securities and Exchange Act of 1934 requires our directors, certain officers and persons who own more than 10 percent of a registered class of our equity securities, to file reports of ownership on Form 3 and changes in ownership on Forms 4 or 5 with the Securities and Exchange Commission. These directors, officers and 10 percent shareholders are also required by the Securities and Exchange Commission's rules to furnish us with copies of all Section 16(a) reports they file.

Specific due dates for such reports have been established by the Securities and Exchange Commission, and we are required to disclose in this proxy statement any failure to file reports by such dates during fiscal 2011. Based solely on our review of the copies of such reports received and any amendments thereto by us and written representations from certain reporting persons, we believe that during the fiscal year ended August 27, 2011, we complied with all Section 16(a) filing requirements applicable to our officers and directors and any 10 percent shareholders with the exception of Dr. Yarbro, whose Form 4 for initial director options was filed one day late.

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REPORT OF THE AUDIT AND FINANCE COMMITTEE OF THE BOARD OF DIRECTORS

Membership and Role of the Audit and Finance Committee

The Audit and Finance Committee of the board is composed entirely of directors who are independent of management and free from any relationship that, in the opinion of the board of directors, would interfere with the exercise of independent judgment as a committee member. The current members of the Audit and Finance Committee are Messrs. Bernards, Glarner and Smith. The purpose of the Audit and Finance Committee is to oversee our accounting and financial reporting processes and the audits of our financial statements. The primary duties and responsibilities of the Audit and Finance Committee include selecting and evaluating our independent auditors and monitoring their independence; reviewing our financial reporting and disclosure matters; and overseeing certain compliance and regulatory matters.

The Audit and Finance Committee operates under a written charter adopted by the board of directors, a copy of which can be found on our website at www.fsi-intl.com. The Audit and Finance Committee charter includes additional duties and responsibilities of the Audit and Finance Committee as required by the Sarbanes-Oxley Act of 2002, the rules promulgated by the Securities and Exchange Commission and the NASDAQ Global Market corporate governance rules.

Review of Our Audited Consolidated Financial Statements for the Fiscal Year Ended August 27, 2011

The Audit and Finance Committee has reviewed and discussed our audited consolidated financial statements for the fiscal year ended August 27, 2011 with management and with representatives of KPMG LLP, our independent registered public accountants. The Audit and Finance Committee has also discussed with KPMG LLP the matters required to be discussed by the Statement on Auditing Standards No. 114, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The Audit and Finance Committee has received the written disclosures and letter from KPMG LLP regarding KPMG LLP's independence as required by applicable requirements of the Public Accounting Oversight Board and discussed the independence of KPMG LLP with representatives of KPMG LLP.

Based on the Audit and Finance Committee's review and discussions noted above, the Audit and Finance Committee recommended that our audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended August 27, 2011 for filing with the Securities and Exchange Commission.

James A. Bernards **Terrence W. Glarner** **David V. Smith**

Members of the Audit and Finance Committee

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Independent Registered Public Accountants Fees

The following table shows the aggregate fees billed to us by KPMG LLP during the fiscal years ended August 27, 2011 and August 28, 2010.

Description of Fees	Fiscal 2011 Amount	Fiscal 2010 Amount
Audit Fees[1]	$275,900	$384,900
Audit-Related Fees	0	0
Tax Fees[2]	22,900	31,100
All Other Fees	0	40,500[3]
Total	$298,800	$456,500

[1] Includes fees for the annual audits of the Company's consolidated financial statements, reviews of the related quarterly financial statements and statutory audits.

[2] Includes fees for domestic and international tax returns, value added tax and customs and duty reporting.

[3] Includes fees related to the Company's filing of a Registration Statement on Form S-3 in March 2010 and the underwritten public offering of common stock completed in June 2010.

The Audit and Finance Committee approved all of the services described above.

Auditor Independence

The Audit and Finance Committee has considered whether, and has determined that, the provision of non-audit services described under "Tax Fees" was compatible while maintaining the independence of KPMG LLP as our principal accountants.

Audit Committee Pre-Approval Policies

In order to ensure that our independent registered public accountants are engaged only to provide audit and non-audit services that are compatible with maintaining their independence, the Audit and Finance Committee requires that all audit and permissible non-audit services provided by our independent registered public accountants be pre-approved by the Audit and Finance Committee or a designated member of the Audit and Finance Committee. These services may include audit services, audit-related services, tax services, Sarbanes-Oxley Section 404 review and other services. Any pre-approval is detailed as to the particular service or category of services. The Audit and Finance Committee reviews each non-audit service to be provided and assesses the impact of the service on the auditor's independence.

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COMPENSATION DISCUSSION AND ANALYSIS

Overview

This Compensation Discussion and Analysis ("CD&A") describes the Company's executive compensation program. We begin with an executive summary of our program, discuss our philosophy and objectives regarding the program, and follow that with a description of the elements of our program. In the remaining section, we discuss the role of our Named Executive Officers ("NEOs") in compensation decisions.

Our CD&A is focused on our NEOs, as defined by the SEC rules. Our NEOs for fiscal 2011 were as follows:

Name	Position(s) Held During Fiscal 2011
Donald S. Mitchell	Chairman and Chief Executive Officer
Benno G. Sand	Executive Vice President, Business Development and Investor Relations and Secretary
Patricia M. Hollister	Chief Financial Officer and Assistant Secretary
John C. Ely	Vice President, Global Sales, Marketing and Service

Executive Summary

Our business and economic environment impacts our compensation programs and decisions. We are a global supplier of wafer fabrication equipment and services to the semiconductor industry. Semiconductor wafers undergo a complex series of preparation steps and processes that result in the simultaneous creation of many integrated circuits. Our principle products fall into a general category: surface conditioning or cleaning processes.

The semiconductor capital equipment industry is highly competitive and is subject to business cycles characterized by rapid changes in demand that necessitate adjusting spending and managing capital allocation prudently across business cycles. The wafer fabrication equipment industry is considered to be a highly cyclical, with fluctuations responding to demand for semiconductor devices and device manufacturing process advances. In response to this extreme volatility, we maintain a flexible business model that enables our operations team to adjust quickly to the rapid changes in demand while effectively managing costs. Our compensation program is designed to incorporate this same flexibility.

Although we are an August fiscal year company, with the exception of our annual cash incentives, our compensation program is calendar-year oriented. Approximately two-thirds of the target total direct compensation (salary, annual cash incentive and stock options) provided to our NEOs is performance-based (annual cash incentive and stock options), intended to reward executives for creating long-term shareholder value and delivering good performance throughout the fluctuating business cycles.

In fiscal 2011, our sales increased 6.5% to $96.9 million, but our operating income decreased 34% to $8.3 million. Since operating income (before any accrual for cash incentives) is the metric used to determine funding of our annual cash incentive plan, the plan payout to each of our NEOs for fiscal 2011 was approximately 18% of the payout under the plan in fiscal 2010. All NEOs received base salary increases in January 2011 consistent with year-over-year changes reflected in peer company and compensation survey market data. The size and grant date fair values of the semi-annual option awards granted to our NEOs also increased in fiscal year 2011 over the previous year.

We strive for a strong correlation between our executive compensation and Company performance and between our executive compensation and shareholder value. In addition to total direct compensation, our NEOs received matching contributions to their 401(k) plan accounts and a limited number of perquisites and personal benefits. Our compensation program is designed to attract, motivate and retain exceptionally talented executives, and we reward good performance with commensurate compensation.

Compensation Philosophy and Objectives

The Compensation Committee of the board is composed entirely of directors who are independent of management and free from any relationship that, in the opinion of the board of directors, would interfere with the exercise of independent judgment as a committee member. The current members of the Compensation Committee are Messrs. Bernards and Glarner. The Compensation Committee operates under a written charter adopted by the board of directors, a copy of which can be found on our website at www.fsi-intl.com. The Compensation Committee's basic responsibility is to assure that the senior executives of the Company and its wholly-owned subsidiaries are compensated effectively in a manner consistent with the stated compensation objectives of the Company, internal equity considerations, competitive practice, and the requirements of the appropriate regulatory bodies. The Committee shall also communicate to shareholders the Company's compensation policies as required by the Securities and Exchange Commission. Specific responsibilities are listed in the Compensation Committee charter.

The primary objectives of the compensation program for our senior executives consist of the following:

- Provide overall compensation levels that are sufficiently competitive to attract, motivate and retain executive officers and key personnel.
- Align the interests of our executive officers and key personnel with those of our shareholders.
- Provide a direct financial incentive to executives to meet or exceed our annual corporate financial and operating goals.
- Make a substantial portion of total compensation contingent on, and variable with, achievement of objective corporate performance goals, with that portion increasing as an executive's responsibilities increase.

Our executive compensation program strives to be competitive with the compensation provided by comparably-sized companies in the high technology and semiconductor equipment industry. Toward that end, we utilize peer company market data about executive compensation levels and third-party compensation surveys to provide a framework for our decisions regarding each element of compensation and target total direct compensation and to provide a perspective on the broader technology labor market. The self-selected peer group is subject to occasional change as members of the peer group alter their focus, merge or are acquired, or as new peers or competitors emerge. For fiscal 2011, the peer group was comprised of the following companies: Advanced Energy Industries, Inc.; Axcelis Technologies, Inc.; Electro Scientific Industries, Inc.; Intevac, Inc.; Mattson Technology, Inc.; Nanometrics, Inc.; Rudolph Technologies, Inc.; Ultra Clean Holdings, Inc.; Ultratech, Inc.; and Zygo Corporation. The compensation survey data we utilize pertains to comparably-sized technology companies and has been developed and published by AON Corporation's Radford Surveys and Consulting Group.

We use this market data primarily as a reference point to assess whether our compensation practices are reasonable, competitive and likely to achieve our objectives, and actually deliver compensation in amounts that are consistent with the Compensation Committee's assessment of our Company's relative performance. As part of these assessments, we start with an assumption that base salary and target total direct compensation levels are likely to be reasonable and competitive if they approximate the market median we calculate from the peer companies and Radford survey data we utilize. We do not establish specific compensation amounts or parameters for any executive officer position based on this market data, recognizing that factors unique to each individual will ultimately determine that individual's compensation, which may not necessarily approximate the market median.

The Compensation Committee annually conducts a review of its executive compensation program. The purpose of the review is to ensure that our executive compensation program meets the objectives listed above. In its review, the Compensation Committee considers individual and Company performance data submitted by management and the peer company and Radford survey data described above. The Compensation Committee has full and sole authority to retain and terminate compensation consultants to assist in the evaluation of compensation for the Chief Executive Officer, executive staff, and non-employee directors. Historically, the Compensation Committee has not chosen to retain compensation consultants because it did not believe it was a necessary use of Company resources, and because members of our Compensation Committee, by virtue of experience in compensation management and service on other boards, have reasonable knowledge of compensation practices. However, in January 2011, the Compensation Committee engaged Altura Consulting Group LLC as a consultant to provide services, including a review of peer company and Radford survey data.

Elements of Executive Compensation

Executive compensation at FSI has three primary components: base salary, annual cash incentives and stock options. Our executive officers also participate in benefit programs on a basis consistent with other salaried employees, receive certain personal benefits described below, and will receive additional or accelerated payments and benefits if a change in control of the Company occurs or if their employment is terminated under certain circumstances, including in connection with a change in control. The Compensation Committee uses its discretion to set executive compensation at levels which, in its judgment, are warranted by external, internal and individual factors. These factors include compensation market data and practices, industry conditions, Company financial and operating performance and individual performance against specified performance goals. We have no pre-established policy or target for the allocation between salary and performance-based compensation, and generally allocate target total direct compensation among the various elements based on competitive practice. In 2011, the target allocation was approximately one-third fixed compensation (base salary) and two-thirds variable compensation (cash incentive and stock options).

Base Salary

In determining an individual's base salary, the Compensation Committee considers the compensation levels of similar positions within the peer group and Radford survey data, the responsibilities and performance of the individual named executive officer, our recent financial performance and industry conditions.

Generally, base salary decisions are made by the Compensation Committee at the beginning of each calendar year based upon an evaluation of the Chief Executive Officer by the Compensation Committee, and evaluations of and recommendations regarding the other executive officers made by the Chief Executive Officer. A performance assessment for each executive officer reporting to the Chief Executive Officer is verbally submitted by the Chief Executive Officer to the Compensation Committee. The appraisal typically assesses such individual's performance in the following areas: accountabilities of the position, individual goals and objectives (which are aligned with the Company's current strategic plan) recommended by the Chief Executive Officer and approved by the Compensation Committee, special projects and assignments, management skills, leadership competencies and the achievement of learning and development goals. Generally, a salary recommendation is made by the Chief Executive Officer based upon the individual's overall performance assessment and where the individual's salary falls within the range of salaries reported for similar positions in the peer group and the Radford survey data.

In evaluating and setting the Chief Executive Officer's base salary, the Compensation Committee reviews our business and financial performance and salary data from the peer group and the Radford survey. That review is based upon a number of factors including sales, earnings, market share, cash flow, operating income and total shareholder return. The Compensation Committee does not assign relative weights or rankings to these factors, but instead makes a subjective determination based upon a consideration of all of these factors as well as the progress made with respect to our long-term goals and strategies.

Industry conditions and the Company's financial performance have had a significant impact on the Compensation Committee's decisions regarding salary levels for Named Executive Officers, including the timing of salary actions and whether to implement salary increases or decreases. Weakening industry conditions resulted in a 10 percent reduction in base salaries for each Named Executive Officer in December 2008, an additional voluntary 20 percent reduction in base salaries for Mr. Sand and Ms. Hollister in February 2009 and an additional three to five percent reduction in base salaries for Messrs. Mitchell and Ely in April 2009. The salary reductions for Mr. Sand and Ms. Hollister were rolled back to a 13 percent reduction in September 2009 for Ms. Hollister and to a 15 percent reduction in December 2009 for Mr. Sand. The base salary levels for all Named Executive Officers were reinstated to pre-December 2008 levels effective January 2010 as industry conditions and Company financial performance improved. In addition, all Named Executive Officers received a base salary increases in January 2010 and January 2011, consistent with the year-over-year change in the peer group and Radford survey data competitive median.

Annual Cash Incentives

Executive officers are each eligible to receive an annual cash incentive payment at the end of the fiscal year based upon our financial performance during the fiscal year. For fiscal 2011, the financial goals to be achieved were expressed in terms of operating income. The purpose of this annual cash incentive program is to provide a direct financial incentive to executives to meet or exceed our annual corporate operating income goals.

The target cash incentive opportunity for each executive officer is expressed as a specified percentage of base salary, with that percentage determined primarily upon the individual's job level within the organization and data for comparable positions from our selected peer group and the Radford survey. This percentage is determined at the beginning of the fiscal year by the Compensation Committee, based on its assessment with regard to the Chief Executive Officer (taking into account the same factors considered in determining his salary) and upon recommendations made by the Chief Executive Officer with respect to other executive officers. For fiscal 2011, the target cash incentive percentages were 100% of base salary for the Chief Executive Officer, and 80% of base salary for the other Named Executive Officers.

After evaluating the Company's first half financial performance, in March 2011, the Company adopted a compensation plan for the fiscal year ending August 27, 2011 that provided for an aggregate amount of cash incentive compensation to be available for distribution to employees of the Company, including the Named Executive Officers, based on the Company's operating income prior to any incentive plan accrual for the fiscal year. However, amounts paid under the plan to employees, including the Named Executive Officers, were at the discretion of the Compensation Committee of the Board of Directors. Under the terms of the plan, the maximum amount that could be paid to any Named Executive Officer under the plan was set as the target cash incentive percentage described above.

For the fiscal year 2011, the metric used to determine funding of the cash incentive plan was operating income (before any accrual for cash incentives). The fiscal 2011 Company target operating income goal was $18.5 million. Funding of the discretionary cash incentive plan begins when operating income exceeds a threshold level of $2.0 million. For every $2.0 million incremental increase in operating income, an increasing percentage of operating income is available for distribution to all employees. For fiscal year 2011, 11.6% of the pool was allocated to Mr. Mitchell, 5.7% to Mr. Sand, 5.3% to Ms. Hollister and 5.4% to Mr. Ely. The cash incentive plan is modified each year in an effort to align the plan with the Company's annual financial plan. After the Company reports the fiscal year financial results, the "pool" of cash incentive dollars is allocated to all employees, including to our executives, based upon a pre-determined percentage established for each participant.

In fiscal 2011, the Company reported operating income of $8.3 million(after the accrual for cash incentives). Therefore, based upon the plan funding formula, the Company paid out approximately $550,000 to all employees, including the Named Executive Officers, as compared to an aggregate payout of $2.5 million in fiscal 2010. The amounts paid to each NEO for fiscal 2010 and 2011 are shown in the Summary Compensation table below.

The Compensation Committee also has the authority to grant discretionary bonuses to executive officers and other employees to recognize extraordinary efforts or outstanding contributions relating to our important projects. It has done so infrequently and made no such payments in fiscal 2011.

Stock Options

Stock options are the only vehicle we have historically used for the payment of long-term compensation. We award stock options to align the interests of our executive officers and key personnel with those of our shareholders, to reward eligible employees for outstanding performance, and to provide an incentive to improve our financial performance and increase our long-term value. Through deferred vesting, this component of our compensation also creates an incentive for individuals to remain with us.

Generally, stock options are granted to eligible employees from time to time based primarily upon data from our selected peer group and from the Radford survey for comparable positions, an assessment of the individual's actual and/or potential contributions and our financial performance. To date, all stock options have been granted with an exercise price equal to the fair market value of our common stock on the date of grant. Generally, such options vest over a period of several years. Accordingly, a Named Executive Officer receiving an option is rewarded only if the market price of our common stock appreciates. Stock options are authorized by the Compensation Committee. Since long-term options generally vest over time, we periodically grant new options to provide continuing incentives for future performance. The size of previous grants and the number of options held are considered by the Compensation Committee, but are not entirely determinative of future grants. Generally, the Compensation Committee considers granting stock options to Named Executive Officers in December and June each year. The Chief Executive Officer and each of the Named Executive Officers was granted stock options in December 2010 and June 2011 in accordance with the guidelines and procedures described above. Details of these awards are provided in the section on page 22 entitled "Grants of Plan Based Awards." Based upon the progress the Company made toward its 2011 strategic objectives, the Compensation Committee decided to grant the Chief Executive Officer the maximum annual option award permitted under the plan in June 2011.

Other

In addition to Company-paid premiums on term life and long-term disability policies for executive officers, the Company also pays the cost for Mr. Mitchell to travel to our headquarters in Minneapolis from his office in San Diego, and for his lodging expenses while in Minneapolis. These arrangements were agreed to by the Company and Mr. Mitchell in 1999 in connection with his original hiring by the Company.

Severance and Change in Control Arrangements

We have agreed to pay Messrs. Ely, Mitchell and Sand and Ms. Hollister severance equal to one year's base salary if they are terminated by us without cause. We have also agreed with each executive officer to provide specified severance benefits, including gross-up payments to cover taxes, if the executive's employment is terminated by us within two years of a change in control other than for cause, or by the executive during the same period for reasons that would constitute constructive involuntary termination (see pages 25-26 under the caption "Employment and Management Agreements"). Our stock option award agreements also provide for accelerated vesting and exercisability of the awards if an executive officer's employment is terminated due to death or disability or if a change in control occurs.

We have entered into these arrangements in part to better enable us to attract and retain capable executives to work at a relatively small company operating in an intensely competitive industry, particularly where a significant part of their long-term compensation potential is dependent on future stock price appreciation and the compensation risk may be perceived as higher than at other employment alternatives available to these individuals. The change in control arrangements also mitigate a potential disincentive for executives when they are evaluating a potential acquisition of the Company, particularly when the future services of the executive may not be required by the acquiring company, and at the same time provide a strong retention device during change in control discussions. In addition, the "single trigger" acceleration of options upon a change in control provides employees the same opportunity as shareholders who are free to sell their stock in the Company at the time of the change in control event.

The Role of Named Executive Officers in Compensation Decisions

The Compensation Committee makes all compensation decisions for the Chief Executive Officer and Named Executive Officers. The Compensation Committee is responsible for any equity awards to any employee. The Chief Executive Officer annually reviews the performance of each other Named Executive Officer. The conclusions reached and recommendations based on these reviews, including salary adjustments and performance-based compensation, are presented to the Compensation Committee. The Compensation Committee has discretion to modify any of the Chief Executive Officer's recommendations.

Tax Considerations Affecting Compensation Decisions

We do not currently have a policy with respect to the limit under Internal Revenue Code Section 162(m) on the deductibility of the qualifying compensation paid to our executives, and have not sought to qualify annual cash incentives as "performance based compensation" for purposes of Section 162(m).

COMPENSATION COMMITTEE REPORT

We have reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, we recommended to the board that the Compensation Discussion and Analysis be included in this Proxy Statement.

James A. Bernards **Terrence W. Glarner**

Members of the Compensation Committee

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COMPENSATION OF EXECUTIVE OFFICERS

Set forth below is summary information concerning certain compensation earned, paid or awarded during fiscal 2011, 2010 and 2009 by the Company to our Chief Executive Officer, our chief financial officer and to the two other executive officers of the Company. They are our only NEOs.

Biographical Information

The biographical information about Donald S. Mitchell, our Chairman and Chief Executive Officer, can be found under Proposal 1, "Election of Directors." The biographical information for the other three NEOs can be found in Item 4A, "Executive Officers of the Company," in the Company's most recent Form 10-K.

Summary Compensation Table

The following table summarizes the compensation paid to our NEOs for the fiscal years ended August 27, 2011, August 28, 2010 and August 29, 2009. The employment and management agreements that we have entered into with our NEOs are described on pages 25-26 under the caption "Employment and Management Agreements."

Summary Compensation Table for Fiscal 2010, Fiscal 2009 and Fiscal 2008

Named Executive Officer and Principal Position	Year	Salary ($)	Option Awards ($)[1]	Non-equity Incentive Plan Compensation ($)	All Other Compensation ($)[2]	Total ($)
Donald S. Mitchell	2011	$409,155	$312,550	$ 63,550	$78,856[3]	$ 864,111
Chairman, President and Chief	2010	$360,125	$275,900	$345,916	$71,879[3]	$1,053,820
Executive Officer	2009	$357,360	$ 10,100	$ 50,000	$68,100[3]	$ 485,560
Benno G. Sand	2011	$256,860	$258,000	$ 31,480	$18,157	$ 564,497
Executive Vice President, Business	2010	$225,571	$127,800	$178,661	$19,895	$ 551,927
Development, Investor Relations and Secretary	2009	$222,253	$ 9,600	—	$15,721	$ 247,574
Patricia M. Hollister	2011	$234,710	$258,000	$ 29,050	$11,992	$ 533,752
Chief Financial Officer and	2010	$206,665	$134,100	$159,999	$12,308	$ 513,072
Assistant Secretary	2009	$190,361	$ 9,600	—	$ 9,344	$ 209,305
John C. Ely	2011	$239,087	$258,000	$ 29,660	$15,540	$ 542,287
Vice President, Global Sales,	2010	$211,520	$134,100	$162,278	$13,609	$ 521,507
Marketing and Service	2009	$215,211	$ 10,000	—	$10,622	$ 235,833

(1) The amounts in this column reflect the grant date fair value (without any reduction for forfeiture assumptions related to service-based vesting conditions), determined in accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) Topic 718 - Stock Compensation, of the option awards granted during each of the applicable fiscal years to the respective officers under our 1997 Omnibus Stock Plan and the 2008 Omnibus Stock Plan. The assumptions used in calculating these amounts are set forth in Note 10, "Stock Options" to the Consolidated Financial Statements included in our Annual Report on Form 10-K for each of the respective fiscal years.

(2) For each individual, the amount shown includes the Company matching contributions to the Company's 401(k) Plan; Company-paid term life insurance premiums; and Company-paid long-term disability premiums.

(3) In addition to the items discussed in note (2), for Mr. Mitchell the amount shown also includes $28,300 for fiscal 2011, $25,500 for fiscal 2010 and $26,700 for fiscal 2009 in airfare and ground transportation related to his travel from his office in San Diego, California to our Company headquarters in Minneapolis, Minnesota, and $23,800 for fiscal 2011, $23,600 for fiscal 2010 and $24,300 for fiscal 2009 in costs related to Company-provided lodging in Minneapolis. The aggregate incremental cost to the Company of the airfare and ground transportation is determined by amounts paid to third-party providers, and the amount disclosed for the Company-provided lodging reflects the total lease and utilities costs incurred by the Company for an apartment in Minneapolis, even though the apartment is available for use by Company personnel in addition to Mr. Mitchell.

Grants of Plan Based Awards

For services during fiscal 2011, our NEOs received two types of plan-based awards: (i) annual cash incentive awards, and (ii) incentive stock option and non-qualified stock option awards under our 2008 Omnibus Stock Plan. The annual cash incentive plan is described on page 15 in the "Compensation Discussion and Analysis" section under the heading "Annual Cash Incentives." No payouts were made to the NEOs under the annual cash incentive plan for the 2011 fiscal year until November 2011. Each stock option awarded during fiscal 2011 vests and becomes exercisable in 12 equal cumulative quarterly increments beginning on the first quarter anniversary of the date of grant. All options have a term of ten years and an exercise price equal to the closing price of a share of our common stock the day the options were granted. Generally all of the options will become fully exercisable upon approval by our shareholders of a merger, plan of exchange, sale of substantially all of our assets or plan of liquidation.

Grants of Plan-Based Awards in Fiscal 2011

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)[2]	Grant Date Fair Value of Stock and Option Awards ($)[3]
		Threshold ($)	Target ($)	Maximum ($)			
Donald S. Mitchell	12/22/2010		420,000		35,000	4.65	109,550
	6/22/2011				100,000	2.78	203,000
Benno G. Sand	12/22/2010		208,000		50,000	4.65	156,500
	6/22/2011				50,000	2.78	101,500
Patricia M. Hollister	12/22/2010		192,000		50,000	4.65	156,500
	6/22/2011				50,000	2.78	101,500
John C. Ely	12/22/2010		196,000		50,000	4.65	156,500
	6/22/2011				50,000	2.78	101,500

(1) The "Target" column presents the possible payment to each NEO under the annual cash incentive plan for fiscal 2011. Amounts actually paid for fiscal 2011 under the annual cash incentive plan are disclosed in the Summary Compensation Table in the column entitled, "Non-equity Incentive Plan Compensation."

(2) The exercise price for the options granted was the closing price of the Company's common stock on the NASDAQ Global Market on December 22, 2010 and June 22, 2011, the day the options were granted.

(3) This column shows the full grant date fair value in accordance with FASB ASC Topic - 718 for the stock options granted to the NEOs in fiscal 2011. Generally, the full grant date fair value is the amount that the Company would expense in its financial statements over the vesting schedule of the award.

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Outstanding Stock Options at Fiscal Year End

The table below provides information on each NEOs outstanding equity awards as of August 27, 2011. The equity awards consist solely of stock options granted under the 1997 Omnibus Stock Plan and 2008 Omnibus Stock Plan.

Outstanding Equity Awards at Fiscal 2011 Year-End

	Option Awards				
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Underlying Securities Unexercised Options (#) Unexercisable[1]	Option Exercise Price ($)	Option Expiration Date
Donald S. Mitchell	4/25/2002	74,000	—	$11.00	4/25/2012
	6/9/2003	145,000	—	$ 3.17	6/9/2013
	2/26/2004	75,000	—	$ 7.67	2/26/2014
	1/6/2005	35,000	—	$ 4.31	1/6/2015
	6/30/2005	25,000	—	$ 3.73	6/30/2015
	4/18/2006	22,000	—	$ 5.09	4/18/2016
	12/27/2006	30,000	—	$ 5.24	12/27/2016
	2/6/2008	29,164	—	$ 1.64	2/6/2018
	6/20/2008	21,806	—	$ 1.44	6/20/2018
	12/23/2008	18,747	4,167	$ 0.35	12/23/2018
	6/26/2009	10,417	8,334	$ 0.32	6/26/2019
	12/22/2009	31,250	37,500	$ 2.00	12/22/2019
	6/25/2010	21,666	43,334	$ 4.44	6/25/2020
	12/22/2010	5,833	29,167	$ 4.65	12/22/2020
	6/22/2011	—	100,000	$ 2.78	6/22/2021
Benno G. Sand	4/25/2002	34,600	—	$11.00	4/25/2012
	6/9/2003	50,000	—	$ 3.17	6/9/2013
	2/26/2004	40,000	—	$ 7.67	2/26/2014
	1/6/2005	20,000	—	$ 4.31	1/6/2015
	6/30/2005	14,000	—	$ 3.73	6/30/2015
	4/18/2006	13,000	—	$ 5.09	4/18/2016
	12/27/2006	16,000	—	$ 5.24	12/27/2016
	2/6/2008	16,333	—	$ 1.64	2/6/2018
	6/20/2008	2.500	—	$ 1.44	6/20/2018
	12/23/2008	5,333	5,334	$ 0.35	12/23/2018
	6/26/2009	2,500	5,000	$ 0.32	6/26/2019
	12/22/2009	17,500	17,500	$ 2.00	12/22/2019
	6/25/2010	10,000	20,000	$ 4.44	6/25/2020
	12/22/2010	8,333	41,667	$ 4.65	12/22/2020
	6/22/2011	—	50,000	$ 2.78	6/22/2021
Patricia M. Hollister	4/25/2002	34,100	—	$11.00	4/25/2012
	6/9/2003	15,000	—	$ 3.17	6/9/2013
	2/26/2004	43,000	—	$ 7.67	2/26/2014
	1/6/2005	20,000	—	$ 4.31	1/6/2015
	6/30/2005	14,000	—	$ 3.73	6/30/2015
	4/18/2006	12,000	—	$ 5.09	4/18/2016
	12/27/2006	14,000	—	$ 5.24	12/27/2016
	2/6/2008	30,000	—	$ 1.64	2/6/2018
	6/20/2008	15,000	—	$ 1.44	6/20/2018
	12/23/2008	13,333	5,334	$ 0.35	12/23/2018
	6/26/2009	10,000	5,000	$ 0.32	6/26/2019
	12/22/2009	20,000	20,000	$ 2.00	12/22/2019
	6/25/2010	10,000	20,000	$ 4.44	6/25/2020
	12/22/2010	8,333	41,667	$ 4.65	12/22/2020
	6/22/2011	—	50,000	$ 2.78	6/22/2021

Outstanding Equity Awards at Fiscal 2011 Year-End
(continued)

Name	Option Awards				
	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Underlying Securities Unexercised Options (#) Unexercisable[1]	Option Exercise Price ($)	Option Expiration Date
John C. Ely	4/25/2002	52,100	—	$11.00	4/25/2012
	6/9/2003	30,000	—	$ 3.17	6/9/2013
	2/26/2004	50,000	—	$ 7.67	2/26/2014
	1/6/2005	25,000	—	$ 4.31	1/6/2015
	6/30/2005	18,000	—	$ 3.73	6/30/2015
	4/18/2006	16,000	—	$ 5.09	4/18/2016
	12/27/2006	16,000	—	$ 5.24	12/27/2016
	2/6/2008	5,000	—	$ 1.64	2/6/2018
	6/20/2008	3,000	—	$ 1.44	6/20/2018
	12/23/2008	—	5,667	$ 0.35	12/23/2018
	6/26/2009	—	5,000	$ 0.32	6/26/2019
	12/22/2009	10,001	20,000	$ 2.00	12/22/2019
	6/25/2010	10,000	20,000	$ 4.44	6/25/2020
	12/22/2010	8,333	41,667	$ 4.65	12/22/2020
	6/22/2011	—	50,000	$ 2.78	6/22/2021

[1] All options not yet exercisable become exercisable in 12 equal cumulative quarterly increments beginning on the first quarter anniversary of the date of grant.

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Option Exercises

The table below provides information regarding stock option exercises by the NEOs during the fiscal year ended August 27, 2011. None of the NEOs had any form of equity award other than options that vested during the most recent fiscal year.

Option Exercises and Stock Vested in Fiscal 2011

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]
Donald S. Mitchell	0	$ 0
Benno G. Sand	25,000	$ 76,770
Patricia M. Hollister	0	$ 0
John C. Ely	39,916	$113,869

[1] Represents the difference between the market value of the shares acquired upon exercise (calculated using the closing price of a share of our common stock on the Nasdaq Global Market on the date of exercise) and the aggregate exercise price of the shares acquired.

Employment and Management Agreements

The Company maintains an Employment Agreement (the "Employment Agreement") with Donald S. Mitchell, our Chairman and Chief Executive Officer. In connection with the Employment Agreement, we also maintain a Summary of Terms of Employment (the "Summary of Terms") for Mr. Mitchell.

The Summary of Terms and the Employment Agreement each have a term running through March 28 each year. Unless earlier terminated, 90 days prior to the end of any term, each will automatically renew for successive one-year terms. The Summary of Terms provided for an initial base salary of $370,162, with annual increases on a fiscal year basis at the discretion of our board of directors. Mr. Mitchell is also eligible for participation in our Management Incentive Plan at a target of 100% and a range of up to 200% for performance in excess of established annual milestone objectives. Pursuant to the Summary of Terms we will also generally reimburse Mr. Mitchell for commuting costs between his office in California and our sites, and if such commuting reimbursement is taxable, pay a full tax gross-up. If Mr. Mitchell elects to move to Chaska, Minnesota during the term of the Summary of Terms, we will pay for all reasonable and ordinary costs of relocation. The Summary of Terms provides Mr. Mitchell with an annual gross perquisite allowance of $15,000, life insurance, and health, vacation, and welfare benefits generally applicable to senior executives of the Company. The Employment Agreement contains confidentiality covenants from Mr. Mitchell. In the event that Mr. Mitchell's employment is involuntarily terminated at the initiative of the Company without cause (defined as in the management agreement with Mr. Mitchell) and provided the termination does not occur within the two-year period following a change of control event under his management agreement, Mr. Mitchell will be entitled to severance pay in amounts equal to his base salary for 12 months, payable over the severance period, with payments in the first six months subject to limitations applicable to separation pay plans due to involuntary separation from service under Section 409A. In order to receive severance, Mr. Mitchell must sign a release of claims in favor of the Company and be in compliance with certain terms of the Employment Agreement.

The Company maintains a Severance Agreement for Benno G. Sand, Executive Vice President, (the "Sand Severance Agreement"). The terms and conditions of the Sand Severance Agreement are substantially the same as the severance-related terms of the Employment Agreement for Mr. Mitchell, except that Mr. Sand is entitled to severance pay in an amount equal to his base salary for 12 months upon termination of employment, whether Mr. Sand's employment is terminated by us without cause or whether Mr. Sand resigns with or without good reason. The first six months of such severance pay is payable in a lump sum at the start of the seventh month following termination of employment, with the balance payable in monthly installments for six months thereafter. In addition, Mr. Sand is eligible for monthly income maintenance payments in an amount equal to 75% of his average monthly base pay for up to 12 months following the termination of his employment (with the first six months held in arrears until the start of the seventh month) in the event he is unable to find other employment as a result of his obligations under the non-competition provisions of the agreement. Also, the Sand Severance Agreement provides Mr. Sand with a death benefit in an amount equal to 12 months' base salary.

The Company maintains Severance Agreements with Patricia M. Hollister, Chief Financial Officer, and John C. Ely, Vice President of Global Sales, Marketing and Service (the "Severance Agreements"). The Severance Agreements are the same in all material respects as the severance-related provisions of the Employment Agreement for Mr. Mitchell.

The Company maintains Management Agreements with each of the following executive officers: Donald S. Mitchell, Benno G. Sand, Patricia M. Hollister, and John C. Ely. The arrangements provide severance benefits to executive officers.

The Management Agreements provide for payment of the following severance benefits if the executive officer's employment is terminated involuntarily by us without cause or as a result of a constructive involuntary termination by the executive officer prior to and in connection with a change of control event: (i) severance pay equal to two times the executive's base salary, less amounts paid or payable under the executive's Severance or Employment Agreement; (ii) severance pay equal to two times the executive's target bonus; (iii) a pro-rata target bonus for year of termination; (iv) payment of $18,000 in lieu of a cash contribution for continuation of welfare benefits; (v) payment of $35,000 in lieu of outplacement services and other perquisites; (vi) reimbursement of reasonable legal fees incurred to contest the termination of employment or enforce the agreement; and (vii) gross-up of taxes due under "excess parachute" provisions of the Internal Revenue Code. These severance benefits generally are payable in a lump sum within 30 days of the change of control event.

The Management Agreements also provide for payment of severance benefits if, within two years after a change of control event, the executive officer's employment is terminated involuntarily by the Company without cause or as a result of a constructive involuntarily termination by the executive officer. These severance benefits are the same as those paid prior to a change of control event, except that (i) the executive officer is entitled to thirty days' notice with pay, without regard to whether the executive officer is required to perform duties during the notice period, and payable pursuant to the regular payroll schedule (applicable in the event of involuntary termination by the Company only); and (ii) the exclusion of amounts payable under the executive's Severance or Employment Agreement does not apply to the payment of two times the executive's base salary. These severance benefits are also generally payable in a lump sum within 30 days after the executive officer's termination of employment.

In order to receive severance, the executive officer must sign a release of claims in favor of the Company and be in compliance with the terms of the Management Agreement and the executive officer's respective Employment or Severance Agreement. The term of each Management Agreement is one year, followed by automatic annual renewals, unless either party gives 90 days' notice of non-renewal (or, if a change of control event is initiated or occurs before expiration of the term, two years after the change of control event commenced).

For purposes of these agreements, "cause" generally refers to willful and gross neglect of duties by an executive or acts by an executive that constitute a felony and are substantially detrimental to the Company. A "change of control event" for purposes of these agreements generally refers to (i) the acquisition during any 12-month period of 30% or more of our voting stock, (ii) the acquisition of our voting stock if after such acquisition the person holds more than 50% of such stock, (iii) specified changes in the composition of our Board, or (iv) the consummation of a merger or consolidation involving the Company or a sale of 50% or more of the Company's assets in a 12-month period. A "constructive involuntary termination" generally refers to a termination initiated by the executive officer upon occurrence of any of the following: (i) a material diminution in his or her authorities, duties or responsibilities, or in those of his or her reporting supervisor; (ii) a reduction in base salary; (iii) the failure to obtain the assumption of the Management Agreement by a successor or other breach under the Management Agreement; or (iv) certain required relocations.

Potential Payments Upon Termination or Change in Control

The table that follows summarizes the estimated payments and benefits that would be provided to our NEOs or their beneficiaries under the employment and management agreements described above, and under our 1997

Omnibus Stock Plan and the 2008 Omnibus Stock Plan, under various scenarios involving a termination of employment and/or a change in control, and assuming that the event(s) occurred on August 27, 2011, the end of our most recent fiscal year. Stock option award agreements under our 1997 Omnibus Stock Plan and the 2008 Omnibus Stock Plan provide that the vesting and exercisability of a participant's option awards will be accelerated if the participant's employment is terminated due to death or disability, or if a change in control of the Company (as defined above) occurs.

Compensation Element	Involuntary Termination Without Cause ($)	Death or Disability ($)	Change in Control (Single Trigger) ($)[1]	Change in Control (Double Trigger) ($)[2]
Severance[3]				
Donald S. Mitchell	$420,000	—	—	$ 840,000
Benno G. Sand	$260,000	$260,000	—	$ 520,000
Patricia M. Hollister	$240,000	—	—	$ 480,000
John C. Ely	$245,000	—	—	$ 490,000
Lump Sum Bonus[4]				
Donald S. Mitchell	—	—	—	$1,260,000
Benno G. Sand	—	—	—	$ 624,000
Patricia M. Hollister	—	—	—	$ 576,000
John C. Ely	—	—	—	$ 588,000
Accelerated Stock Options[5]				
Donald S. Mitchell	—	$117,842	$117,842	[5]
Benno G. Sand	—	$ 41,356	$ 41,356	[5]
Patricia M. Hollister	—	$ 94,187	$ 94,187	[5]
John C. Ely	—	$ 29,017	$ 29,017	[5]
Benefits and Perquisites[6]				
Donald S. Mitchell	—	—	—	$ 60,350
Benno G. Sand	—	—	—	$ 60,350
Patricia M. Hollister	—	—	—	$ 60,200
John C. Ely	—	—	—	$ 60,350
Excise Tax Gross-Up[7]				
Donald S. Mitchell	—	—	—	$1,351,893
Benno G. Sand	—	—	—	$ 765,249
Patricia M. Hollister	—	—	—	$ 716,065
John C. Ely	—	—	—	$ 743,694
Total				
Donald S. Mitchell	$420,000	$117,842	$117,842	$3,512,243
Benno G. Sand	$260,000	$301,356	$ 41,356	$1,969,599
Patricia M. Hollister	$240,000	$ 94,187	$ 94,187	$1,832,265
John C. Ely	$245,000	$ 29,017	$ 29,017	$1,882,044

(1) There is a change in control but the individual continues in his/her job.

(2) There is a change in control and within two years of the change in control the executive either (i) is terminated by the Company without cause, or (ii) terminates his/her employment under circumstances that constitute a "constructive involuntary termination" as described above.

(3) The amount shown for each of Mr. Mitchell and Mr. Sand is equal to one year's base salary, in accordance with their respective employment agreements. With respect to Ms. Hollister and Mr. Ely, this amount is equal to 100% of one year's base salary, which is the current severance policy in place for Named Executive Officers of the Company. However, with respect to each such Named Executive Officer, if the termination occurs within two years of a change of control, the amount would be two times the highest annual rate of base salary in effect since one year prior to the change in control.

(4) Each amount shown is equal to two times the annual payment at "target" level under the Company's then current annual cash incentive plan, plus a pro rata portion of such annual payment at "target" level corresponding to the portion of the then current fiscal year during which the executive was employed. Under the assumption that termination occurred as of the last day of the fiscal year, the pro rata portion effectively increases the total estimated payment to three times the annual payment at target level.

(5) Each amount represents the intrinsic value of stock options that would be accelerated as a result of any of these events. No value is shown in the "Change of Control (Double Trigger)" column because by operation of the applicable plan, any value would have already been realized upon the occurrence of the change in control.

(6) Each amount shown is equal to a lump sum payment to be received in lieu of health and welfare benefits, outplacement services and perquisites.

(7) Each amount shown represents the amount of a payment to be received by the executive sufficient to cause him to retain, after taxes, an amount equal to the excise tax imposed by Section 4999 of the Internal Revenue Code on any "excess parachute payment" received by the executive.

Equity Compensation Plan Information

The following table provides information as of August 27, 2011 for our compensation plans under which equity securities may be issued:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1]	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))[2]
Equity compensation plans approved by security holders	3,471,840	$4.56	2,372,817
Equity compensation plans not approved by security holders	—	—	—
Total	3,471,840	$4.56	2,372,817

(1) Represents shares of common stock subject to issued but unexercised options under our 1997 Omnibus Stock Plan and the 2008 Omnibus Stock Plan.

(2) Represents shares of common stock available for issuance under our Employees Stock Purchase Plan and 2008 Omnibus Stock Plan.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is comprised of Messrs. Bernards and Glarner. Neither Mr. Bernards nor Mr. Glarner was at any time during our 2011 fiscal year an officer or employee of FSI or a former officer of FSI. In the 2011 fiscal year, no member of the Compensation Committee engaged in any reportable transactions with related persons, promoters or control persons.

None of our executive officers has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of our board of directors.

Risk Assessment of Executive Officer Compensation

The Company believes the various components of the total compensation package of the executive officers, as discussed above, are appropriately balanced so as to avoid any excessive risk taking by such individuals. First, long-term equity awards tied to the market price of the Company's common stock represent a component of executive officer compensation and promote a commonality of interest between the executive officers and the Company's shareholders in sustaining and increasing stockholder value. All of the Company's equity stock options vest over a period of years. That vesting element encourages the stock option recipients to focus on sustaining the Company's long-term performance. Equity awards are typically made on a bi-annual basis; therefore, the executive officers always have unvested awards outstanding that could decrease significantly in value if the Company's business is not managed to achieve its long term goals.

Under the Company's annual cash incentive bonus program, an individual target bonus amount is established for each executive officer, and the performance measures upon which the actual bonus amounts are determined are subject to Compensation Committee approval. The overall compensation structure is not overly-weighted toward short-term incentives, and the Compensation Committee has taken what it believes are reasonable steps to protect against the potential of disproportionately large short-term incentives that might encourage excessive risk taking.

PROPOSAL TO AMEND AND RESTATE THE FSI 2008 OMNIBUS STOCK PLAN
(Proposal 2)

The 2008 Omnibus Stock Plan of FSI

Our board of directors recently approved, subject to shareholder approval, an amendment and restatement of our 2008 Omnibus Stock Plan, (the "Plan") that will include

- increasing the number of shares reserved for issuance under the Plan by 1,000,000 shares to a total of 3,500,000 shares;
- a "fungible pool formula" by which the authorized share limit of the Plan will be reduced by one share of our common stock for every one share subject to an option or stock appreciation right ("SAR") award and by two shares of our common stock for every one share subject to an award other than an option or SAR (a "Full Value Award"); and
- increase the size of automatic annual stock option awards to non-employee directors from 7,500 shares to 10,000 shares.

A copy of the amended and restated Plan is attached as Appendix A to this proxy statement.

Our board of directors took these actions to enable us to continue to offer stock options and other forms of equity-based compensation as retention vehicles for new and existing employees and to facilitate stock ownership in FSI. Our shareholders are being asked to approve the amended and restated Plan at the Annual Meeting in order for us to (1) meet the shareholder approval requirements of the Nasdaq Stock Market; (2) take tax deductions for certain compensation resulting from awards granted under the Plan qualifying as performance-based compensation under Section 162(m) of the Internal Revenue code (the "Code"); and (3) grant incentive stock options under the Plan.

If the amendment and restatement of the Plan is approved by our shareholders at the Annual Meeting, we intend to file a registration statement with the Securities and Exchange Commission covering the additional shares issuable under our Plan.

Our shareholders originally approved the Plan in January 2008 and approved amendments to the Plan in subsequent years resulting in a total of 2,500,000 shares of our common stock currently reserved for issuance under the Plan. As of November 23, 2011, the total number of shares of our common stock available for additional awards under the Plan was 520,043. If this proposed amendment and restatement is approved by our shareholders, a total of 1,520,043 shares of our common stock will be available for additional awards under the Plan, representing approximately 6.4% of our shares outstanding as of November 23, 2011.

Our Compensation Committee and the board of directors continue to believe that stock-based compensation programs are a key element in achieving our financial and operational success.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF THE AMENDMENT AND RESTATEMENT OF OUR 2008 OMNIBUS STOCK PLAN

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The following is a summary of the 2008 Omnibus Stock Plan as proposed to be amended and restated.

Purpose

The purpose of Plan is to promote our interests and the interests of our shareholders by providing key personnel, including non-employee directors, with an opportunity to acquire a proprietary interest in us, to compensate key personnel and non-employee directors for their contributions and to aid in attracting and retaining key personnel and non-employee directors.

Administration

The Plan is administered by the Compensation Committee. The Compensation Committee has the authority to adopt, revise and waive rules relating to the Plan and to determine the timing and identity of participants, the amount of awards and any other terms and conditions of awards, as consistent with the plan. The Compensation Committee may also amend the terms of the agreements evidencing awards, subject to shareholder approval for any amendment that would be considered a "repricing" of an option or SAR award. The Compensation Committee may delegate its responsibilities under the 2008 Omnibus Stock Plan to members of our management or to others with respect to the selection and grants of awards to our employees who are not deemed to be officers, directors or ten percent shareholders under applicable federal securities laws. Notwithstanding the foregoing, our board of directors has the exclusive power to administer any awards granted to non-employee directors. Certain grants of options and the amount and nature of the awards to be granted to non-employee directors are automatic. Because the Plan has two basic components, automatic option awards for our non-employee directors and discretionary equity-based awards for participants generally, the terms of which are substantially different in some respects, these two separate components of the Plan are described separately below. Terms described in the section describing awards to participants generally apply to automatic option awards to directors unless otherwise provided in the section discussing the automatic awards.

Awards to Participants Generally

Eligibility and Number of Shares

All of our employees and the employees of our affiliates, including our subsidiaries and any joint venture entity in which we directly or indirectly own an equity interest of 20% or more, are eligible to receive awards under the Plan at the discretion of the Compensation Committee. Awards other than incentive stock options under the Plan also may be awarded by the Compensation Committee to individuals who are not employees but who provide services to FSI or our affiliates as advisors, directors or consultants. A non-employee director may receive discretionary awards under the Plan only in substitution for automatic option awards held by the director. We and our subsidiaries had an aggregate of approximately 354 employees and four non-employee directors as of August 27, 2011.

The Plan provides that all awards are subject to agreements containing the terms and conditions of the awards, including conditions relating to vesting, exercisability, lapsing of restrictions or payments tied to performance measures. Such agreements will be entered into by the recipients of the awards and us on or after the time the awards are granted and are subject to amendment to the extent permitted by law, including unilateral amendment by us unless such amendments are not required by applicable law or stock exchange rule and are determined by the Compensation Committee to be materially adverse to the participant.

A maximum of 3,500,000 shares of our common stock will be available for issuance under the Plan as amended and restated. Under the terms of the Plan, the maximum number of shares that may be awarded to any participant in any calendar year (i) in the form of options is 250,000, (ii) in the form of stock appreciation rights is 250,000, and (iii) in the form of Full Value Awards is 50,000. These share limitations are subject to adjustment for changes in the corporate structure or shares of the company, as described below. The shares of common stock covered by the Plan are authorized but unissued shares.

Shares of our common stock that are issued under the Plan or that are potentially issuable pursuant to outstanding awards will reduce the maximum number of shares remaining available for issuance under the Plan by one share for each share issued or issuable pursuant to an option or SAR award, and by two shares for each share issued or issuable pursuant to a Full Value Award.

Any shares of common stock subject to an award under the Plan that expires, is forfeited, or terminates unexercised or unearned will automatically again become available for issuance under the Plan. Each share that again becomes available for issuance will be added back as (i) one share if the share was subject to an option or SAR award, or (ii) as two shares if the share was subject to a Full Value Award. However, any shares tendered or withheld to pay the exercise price or satisfy a tax withholding obligation in connection with any award, any shares repurchased by us using option exercise proceeds and any shares subject to a SAR award that are not issued in connection with the stock settlement of the SAR on its exercise may not be used again for new grants.

Awards granted under the 2011 Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by an entity acquired by our company or any of its subsidiaries (referred to as "substitute awards") will not reduce the number of shares of common stock authorized for issuance under the 2011 Plan.

Types of Awards

The types of awards that may be granted under the Plan include restricted and unrestricted stock, incentive and non-statutory stock options, stock appreciation rights, performance units and other stock-based awards. Subject to the restrictions described in this proxy statement with respect to incentive stock options, such awards are exercisable by the participants at such times as determined by the Compensation Committee. Except as noted below, only the recipient of an award (or that person's successor as defined in the plan) may exercise an option or stock appreciation right, or receive payment with respect to performance units or any other award. No award may be sold, assigned, transferred, exchanged or otherwise encumbered other than to a successor upon the participant's death or, except in the case of an incentive stock option, pursuant to a qualified domestic relations order. However, the Compensation Committee may provide that an award (other than incentive stock options) may be transferable to members of the participant's immediate family or to one or more trusts for the benefit of such family members or partnerships in which such family members are the only partners, if the participant does not receive any consideration for the transfer. Generally, any Full Value Award granted under the Plan may not become fully vested and exercisable until three years from its grant date, except for awards subject to performance measures, which may vest after a performance period of one year, and certain other exceptions as further described in the Plan.

In addition to the general characteristics of all of the awards described in this proxy statement, the basic characteristics of each type of award that may be granted to an employee (and in some cases, a consultant, director or other advisor) under the Plan are as follows:

Restricted and Unrestricted Stock and Other Stock-Based Awards

The Compensation Committee is authorized to grant, either alone or in conjunction with other awards, stock and stock-based awards. The Compensation Committee shall determine the persons to whom such awards are made, the timing and amount of such awards and all other terms and conditions. Our common stock granted to participants may be unrestricted or may contain such restrictions, including provisions requiring forfeiture and imposing restrictions upon stock transfer, as the Compensation Committee may determine. Unless forfeited, the recipient of restricted common stock will have all other rights of a shareholder, including without limitation, voting and dividend rights.

Incentive and Non-statutory Stock Options

Both incentive stock options and non-statutory stock options may be granted to participants at such exercise prices as the Compensation Committee may determine, but which may not be less than 100 percent of the fair market value (as defined in the Plan) of the underlying stock as of the date the option is granted. As of

November 23, 2011, the closing sale price of a share of our common stock on the Nasdaq Stock Market was $2.22. Stock options may be granted and exercised at such times as the Compensation Committee may determine, except that unless applicable federal tax laws are modified, (i) no incentive stock options may be granted more than ten years after the effective date of the Plan as amended and restated, (ii) an incentive stock option shall not be exercisable more than ten years after the date of grant, (iii) the aggregate fair market value of the shares of our common stock with respect to which incentive stock options held by an employee under the Plan and any of our (or our affiliates') other option plans may first become exercisable in any calendar year may not exceed $100,000, and (iv) an incentive stock option will not be exercisable more than one year from a termination of employment due to death or disability or more than three months upon termination of employment for any other reason. Additional restrictions apply to an incentive stock option granted to an individual who beneficially owns ten percent or more of our outstanding shares.

The purchase price for stock purchased upon the exercise of the options may be payable in cash, by the withholding of stock otherwise issuable having a fair market value on the date the option is exercised equal to the option price of the stock being purchased, delivery of stock already owned by the participant or in a combination of cash and stock, as determined by the Compensation Committee. The Compensation Committee may permit optionees to simultaneously exercise options and sell the stock purchased upon such exercise pursuant to brokerage or similar relationships and use the sale proceeds to pay the purchase price.

Stock Appreciation Rights and Performance Units

The value of a stock appreciation right granted to a participant is determined by the appreciation in our common stock, subject to any limitations upon the amount or percentage of total appreciation that the Compensation Committee may determine at the time the right is granted. The participant receives all or a portion of the amount by which the fair market value of a specified number of shares, as of the date the stock appreciation right is exercised, exceeds a price specified by the Committee at the time the right is granted. The price specified by the Compensation Committee must be at least 100 percent of the fair market value of the specified number of shares of our common stock to which the right relates determined as of the date the stock appreciation right is granted.

Performance units entitle the participant to payment in amounts determined by the Compensation Committee based upon the achievement of specified performance measures during a specified term. The Compensation Committee determines whether any such performance measures have been met. Under the Plan, any award subject to a performance measure must not have a performance cycle shorter than one year, with certain exceptions as described in the plan.

Payments with respect to stock appreciation rights and performance units may be paid in cash, shares of our common stock or a combination of cash and shares as determined by the Compensation Committee.

Termination of Employment, Fundamental Changes, and Forfeiture

Upon termination of a participant's employment due to death or disability, any options or stock appreciation rights not expired or otherwise terminated become exercisable in full for a period of one year, unless the participant was not continuously employed by us or one of our affiliates from the date of grant until termination of employment, or three months prior to termination of employment in the case of a participant's death, unless provided otherwise in the applicable award agreement. If a participant's employment terminates for any reason other than death, disability or cause (as discussed below), any currently outstanding option or stock appreciation right will remain exercisable, but only to the extent it was already exercisable, for a period of three months following the participant's termination of employment, unless provided otherwise in the applicable award agreement. However, in no event will an option or stock appreciation right be exercisable subsequent to its scheduled expiration date as set forth in the applicable award agreement.

Upon termination of a participant's employment due to death or disability during a performance cycle or as otherwise provided by the Compensation Committee or award agreement, a participant eligible for performance units is entitled to receive a pro rata payment with respect to such performance units to the extent any performance measures are satisfied at the end of the applicable performance cycle. The pro rata payment with respect to the performance units is based on the amount of time the participant was employed during the performance cycle. Upon a termination of a participant's employment due to death or disability or as otherwise provided by the Compensation Committee or award agreement, a participant is entitled to have restricted stock vest on a pro rata basis, based on the amount of time the participant was employed by us during the scheduled vesting period.

If an employee is terminated for cause (as defined in the Plan) all awards granted to such employee terminate immediately.

The Compensation Committee may provide for the lapse of restrictions on restricted stock, stock appreciation rights and other awards or acceleration of the term with respect to which the achievement of performance targets for performance units is determined upon: (i) the occurrence of an Event (as defined in the Plan); (ii) other fundamental changes in our corporate structure; or (iii) such other events as the Compensation Committee may determine. The Plan provides that the Compensation Committee may declare each outstanding option or stock appreciation right, whether or not exercisable, cancelled upon a fundamental change in exchange for a cash payment. Upon this declaration, any options and stock appreciation rights not currently exercisable become fully vested.

Unless the applicable agreement states otherwise, the Compensation Committee may cancel, rescind, suspend or otherwise limit or restrict any unexpired, unvested, unpaid or deferred awards upon the occurrence of any of the following: (i) a participant's unauthorized competition with us or any of our affiliates; (ii) the unauthorized disclosure by the participant of any of our or our affiliates' material proprietary or confidential information; (iii) a participant's termination of employment for cause; and (iv) any other conduct that the Compensation Committee determines to be detrimental to us or any of our affiliates. Further, if a participant engages in any such conduct within a twelve-month period before or after termination of employment, the Compensation Committee may rescind the exercise of an award by the participant, requiring the participant to forfeit any cash and/or shares received in connection with the rescinded transaction. The Plan also provides that any award that would otherwise be subject to the requirements of Section 10D of the Securities Exchange Act will be subject to any compensation recovery policy that may be adopted by us in response to the requirements of that statute.

Amendments, Modifications, Termination

The Plan gives the Compensation Committee discretion to amend the terms and conditions of any outstanding award agreement; however, no modifications may be made which materially and adversely affect any right acquired by a participant unless otherwise agreed to by the affected participant or unless the amendment is necessary to comply with applicable law or stock exchange rules or any compensation recovery policy contemplated by the Plan. Except in the case of certain adjustments for changes in our capitalization, in no event may an option or stock appreciation right be amended to decrease its exercise price per share, be cancelled in connection with the grant of a new option or stock appreciation right with a lower exercise price or otherwise be subject to any action that would be treated as a "repricing" under the applicable accounting rules without the prior approval of our shareholders. Further, our by-laws currently provide that neither the board nor a board committee may reprice options already issued and outstanding without prior approval of our shareholders. Otherwise, our board of directors may, at any time, terminate, suspend or modify the Plan, except that amendments to the plan will be submitted to our shareholders for approval if the rules of The NASDAQ Global Market or applicable laws or regulations require shareholder approval of such amendment.

Share Adjustment Provisions

If certain transactions with our shareholders occur that cause the per share value of our common stock to change, such as stock splits, spin-offs, stock dividends or certain recapitalizations (referred to as "equity restructurings"), the Compensation Committee will equitably adjust (i) the class of shares issuable and the maximum number and kind of shares subject to the Plan, (ii) outstanding awards as to the class, number of shares and price per share, and (iii) award limitations prescribed by the Plan. Other types of transactions may also affect the common stock, such as reorganizations, mergers or consolidations. If there is such a transaction and the Committee determines that adjustments of the type previously described in connection with equity restructurings would be appropriate to prevent any dilution or enlargement of benefits under the Plan, the Committee will make such adjustments as it may deem equitable.

Non-Employee Director Options

Agreements

The Plan provides that all options granted under the Plan be subject to agreements governing the terms and conditions of the awards. Such agreements will be entered into by the non-employee directors and us on or after the time the options are granted.

Types of Awards

Two types of options are automatically granted under the terms of the Plan: initial non-employee director options and annual non-employee director options.

Initial Non-Employee Director Options

Each non-employee director first elected or appointed to the board on or after our January 2008 Annual Meeting is entitled to receive a single option grant, on the date such director first becomes a director, to purchase 20,000 shares of our common stock.

Subject to the prior expiration of an initial non-employee director option as described below, these options vest and become exercisable six months after the date of grant. Upon the occurrence of an Event (as defined in the Plan) or the death of a non-employee director, certain initial non-employee director options held by such individual or his or her legal representative that were not previously exercisable shall become immediately exercisable in full.

Annual Non-Employee Directors Options

For each Annual Meeting of Shareholders during the term of the Plan, beginning with our January 2008 Annual Meeting, each individual serving as our non-employee director immediately following such annual meeting shall be granted, by virtue of serving as our non-employee director, a non-statutory stock option to purchase 10,000 shares of our common stock. Such annual non-employee directors' options shall be deemed to be granted to each non-employee director immediately after such annual meeting and shall be granted regardless of whether or not such non-employee director previously received, or simultaneously receives, an initial non-employee director option. Initial non-employee director options and annual non-employee director options together are hereinafter sometimes referred to as "non-employee director options."

Annual non-employee director options shall vest and become exercisable on the January 1st following the date of grant. Each such option, to the extent exercisable, shall be exercisable in whole or in part.

Upon the occurrence of an Event or the death of a non-employee director, grants of annual non-employee director options held by such individual or his or her legal representative that were not previously exercisable shall become immediately exercisable in full.

Termination of Non-Employee Director Options

Each non-employee director option granted pursuant to the Plan and all rights to purchase common stock thereunder shall terminate on the earliest of:

- (i) ten years after the date such option is granted;
- (ii) the expiration of the period specified in the agreement after the death or permanent disability of a non-employee director;

(iii) the date, if any, fixed for cancellation pursuant to the Plan (e.g., in the event of a dissolution, liquidation or merger, etc.); or

(iv) 90 days after the date the non-employee director ceases to be our director; provided, however, that the option shall be exercisable during this 90-day period only to the extent that the option was exercisable as of the date the person ceases to be a non-employee director, unless the cessation results from the director's death or permanent disability. Notwithstanding the preceding sentence, if a non-employee director who resigns or whose term expires then becomes our consultant or employee within 90 days of such resignation or term expiration, the non-employee director options of such person shall continue in full force and effect.

In no event shall such option be exercisable at any time after its original expiration date. When an option is no longer exercisable, it shall be deemed to have lapsed or terminated and will no longer be outstanding.

Purchase Price and Exercise of Non-Employee Director Options

All non-employee director options granted pursuant to the Plan are non-statutory stock options and the price per share of common stock subject to a non-employee director option is 100 percent of the fair market value of our common stock on the date of grant as defined in the Plan.

A non-employee director option may be exercised in whole or in part by delivery of a written notice of exercise accompanied by payment in full of the exercise price in cash, in shares of previously acquired common stock having a fair market value at the time of exercise equal to the exercise price or a combination thereof.

During the lifetime of a non-employee director, only the non-employee director or his or her guardian or legal representative may exercise the option. An option may be assignable or transferable by the non-employee director to the extent authorized by the Compensation Committee. An option may be exercised after the death or permanent disability of the non-employee director by such individual's successors, but only within the period specified in the agreement relating to such non-employee director options.

Other Awards

The Compensation Committee, in its discretion, may grant other awards to a non-employee director, but only in substitution for non-employee director options held by that director.

Adjustments, Modifications, Termination

The Compensation Committee may provide for the accelerated exercisability of non-employee director options in the event of a fundamental change of FSI, or other changes in our corporate structure, or such other events as the Compensation Committee may determine. The Compensation Committee may also provide that certain awards may be exercised in certain events after the termination of service of the non-employee director or the death of the recipient.

In addition, the termination of a non-employee director's award may be delayed in the event that the non-employee director enters into a consulting or other advisory role with us which may, in some cases, involve entering into a non-compete agreement with us.

Federal Tax Considerations

The following is a summary of the principal United States federal income tax consequences to us and to participants subject to U.S. taxation with respect to awards granted under the Plan. This summary is not intended to be exhaustive and does not discuss the income tax laws of any city, state or foreign jurisdiction in which a participant may reside.

Restricted and Unrestricted Stock

Unless the participant files an election to be taxed under Section 83(b) of the Code, (a) the participant will not realize income upon the grant of restricted stock, (b) the participant will realize ordinary income, and we will be entitled to a corresponding deduction, when the restrictions have been removed or expire, and (c) the amount of such ordinary income and deduction will be the fair market value of the restricted stock on the date the restrictions are removed or expire. If the recipient files an election to be taxed under Section 83(b) of the Code, the tax consequences to the participant and us will be determined as of the date of the grant of the restricted stock rather than as of the date of the removal or expiration of the restrictions.

With respect to awards of unrestricted stock, (a) the participant will realize ordinary income and we will be entitled to a corresponding deduction upon the grant of the unrestricted stock and (b) the amount of such ordinary income and deduction will be the fair market value of such unrestricted stock on the date of grant.

When the participant disposes of restricted or unrestricted stock, the difference between the amount received upon such disposition and the fair market value of such shares on the date the recipient realizes ordinary income will be treated as a capital gain or loss.

Incentive Stock Options

No taxable income to a participant will be realized, and we will not be entitled to any related deduction, at the time any incentive stock option is granted under the Plan. If certain statutory employment and holding period conditions are satisfied before the participant disposes of shares acquired pursuant to the exercise of such an option, then no taxable income will result upon the exercise of such option and we will not be entitled to any deduction in connection with such exercise. Upon disposition of the shares after expiration of the statutory holding periods, any gain or loss realized by a recipient will be a capital gain or loss. We will not be entitled to a deduction with respect to a disposition of the shares by a participant after the expiration of the statutory holding periods.

Except in the event of death, if shares acquired by a participant upon the exercise of an incentive stock option are disposed of by such participant before the expiration of the statutory holding periods (a "disqualifying disposition"), such participant will be considered to have realized as compensation, taxable as ordinary income in the year of disposition, an amount, not exceeding the gain realized on such disposition, equal to the difference between the exercise price and the fair market value of the shares on the date of exercise of the option. We will be entitled to a deduction at the same time and in the same amount as the participant is deemed to have realized ordinary income. Any gain realized on the disposition in excess of the amount treated as compensation will constitute capital gain and any loss realized on the disposition will constitute capital loss. If the participant pays the option price with shares that were originally acquired pursuant to the exercise of an incentive stock option and the statutory holding periods for such shares have not been met, the participant will be treated as having made a disqualifying disposition of such shares, and the tax consequences of such disqualifying disposition will be as described above.

The foregoing discussion applies only for regular tax purposes. For alternative minimum tax purposes an incentive stock option will be treated as if it were a non-statutory stock option, the tax consequences of which are discussed below.

Non-statutory Stock Options

A participant will realize no taxable income, and we will not be entitled to any related deduction, at the time any non-statutory stock option is granted under the Plan. At the time shares are transferred to the participant pursuant to the exercise of a non-statutory stock option, the participant will realize ordinary income, and we will be entitled to a deduction, equal to the excess of the fair market value of the stock on the date of exercise over the option price. Upon disposition of the shares, any additional gain or loss realized by the participant will be taxed as a capital gain or loss.

Stock Appreciation Rights and Performance Units

Generally (a) the participant will not realize income upon the grant of a stock appreciation right or performance unit award, (b) the participant will realize ordinary income, and we will be entitled to a corresponding deduction, in the year cash, shares of common stock or a combination of cash and shares are delivered to the participant upon exercise of a stock appreciation right or in payment of the performance unit award, and (c) the amount of such ordinary income and deduction will be the amount of cash received plus the fair market value of the shares of common stock received on the date they are received. The federal income tax consequences of a disposition of unrestricted shares received by the participant upon exercise of a stock appreciation right or in payment of a performance unit award are the same as described above with respect to a disposition of unrestricted shares.

Withholding

The Plan permits us to withhold from cash awards, and to require a participant receiving common stock under the Plan to pay us in cash, an amount sufficient to cover the minimum statutory withholding taxes. In lieu of cash, the Compensation Committee may permit a participant to cover withholding obligations through a reduction in the number of shares delivered to such participant or a surrender to us of shares currently owned by the participant.

Section 162(m) of the Code.

Section 162(m) of the Code denies a deduction to any publicly held corporation for compensation paid to certain "covered employees" in a taxable year to the extent that compensation to the covered employee exceeds $1,000,000, unless, among other exceptions, the compensation qualifies as "performance-based compensation." The Plan is designed to meet the requirements of Section 162(m), but awards other than options and SARs granted under the Plan will only be treated as qualified performance-based compensation under Section 162(m) if the awards and the procedures associated with them comply with all other requirements of Section 162(m), including that the maximum amount of compensation a covered employee may receive is based on the satisfaction of pre-established performance goals.

Section 409A of the Code.

The foregoing discussion of tax consequences of awards under the Plan assumes that the award discussed is either not considered a "deferred compensation arrangement" subject to Section 409A of the Code, or has been structured to comply with its requirements. If an award is considered a deferred compensation arrangement subject to Section 409A but fails to comply, in operation or form, with the requirements of Section 409A, the affected participant would generally be required to include in income when the award vests the amount deemed "deferred," would be required to pay an additional 20% income tax, and would be required to pay interest on the tax that would have been paid but for the deferral. The Plan will be administered in a manner intended to comply with Section 409A.

Future Awards

Because all awards under the Plan other than automatic option awards to non-employee directors are within the discretion of the Compensation Committee, future awards under the Plan are generally not determinable.

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ADVISORY VOTE ON EXECUTIVE COMPENSATION
(Proposal 3)

The Company is providing its shareholders the opportunity to vote on an advisory resolution relating to the compensation of the Company's Named Executive Officers as described below.

The Company's goal for its executive compensation program is to attract, motivate and retain qualified executives through competitive compensation packages. The Company believes that the compensation paid to its executive officers should be substantially dependent on the Company's financial performance and the value created for its shareholders, and so has designed its executive compensation program to support a strong pay-for-performance philosophy while maintaining an overall level of compensation that the Company believes is fair, reasonable and responsible. The Compensation Discussion and Analysis, beginning on page 15 of this Proxy Statement, describes the Company's executive compensation program and the decisions made by the Compensation Committee in 2011 in more detail. Highlights of the program and the principles guiding the Company's executive compensation decisions include the following:

- use of an independent compensation consultant engaged by the Compensation Committee of the Company's Board;
- structuring a substantial portion of each executive's total direct compensation (consisting of base salary plus annual target bonus plus annual equity awards) to include long-term equity incentive awards and variable, performance-based annual cash compensation to achieve an appropriate balance between the Company's long-term and short-term performance goals, with the objective of establishing a positive relationship between operational performance and shareholder return;
- providing an overall level of compensation that is externally competitive and performance-driven; and
- ensuring that total compensation levels are reflective of the Company's financial performance and provide the executive officer with the opportunity to earn at or above market median total direct compensation for exceptional business performance.

The advisory vote on executive officer compensation is not intended to address any specific item of compensation, but rather the overall compensation provided to the Company's Named Executive Officers and the executive compensation policies, practices and programs described in this proxy statement.

Accordingly, the Company requests the shareholders to approve by advisory vote the following resolution relating to the compensation of the Company's Named Executive Officers:

"Resolved that the Company's shareholders hereby approve the compensation paid to the Company's executive officers named in the Summary Compensation Table of this Proxy Statement, as that compensation is disclosed pursuant to the SEC's compensation disclosure rules, including the Compensation Discussion and Analysis, the compensation tables and the narrative disclosures that accompany the compensation tables contained in this Proxy Statement."

As an advisory vote, this proposal is not binding upon the Company. However, the Compensation Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions express by shareholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for named executive officers.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS AS DESCRIBED ABOVE

ADVISORY VOTE ON FREQUENCY OF SAY-ON-PAY VOTES
(Proposal 4)

As described in Proposal No. 3 above, the Company's shareholders are being provided the opportunity to cast an advisory vote on the Company's executive compensation program. The advisory vote on executive compensation described in Proposal No. 3 above is referred to as a "say-on-pay" vote.

This Proposal No. 4 affords shareholders the opportunity to cast an advisory vote on how often the Company should include a say-on-pay vote in its proxy materials for future annual shareholder meetings (or special shareholder meetings at which the Company must include executive compensation information in the proxy statement for that meeting). Under this Proposal No. 4, shareholders may vote to have the say-on-pay vote every year, every two years or every three years.

The Company believes that say-on-pay votes should be conducted every year so that shareholders may annually express their views on the Company's executive compensation program. This belief was influenced by the fact that the compensation of the Company's executive officers is evaluated, adjusted and approved on an annual basis. As part of the annual review process, the Company believes that shareholder views should be a factor that is taken into consideration by the Board and the Compensation Committee in making decisions with respect to executive compensation. By providing an advisory vote on executive compensation on an annual basis, the Company's shareholders will be able to provide it with direct input on its compensation philosophy, policies and practices as disclosed in the proxy statement every year. The Company understands that its shareholders may have different views as to the best approach, and the Company looks forward to hearing from its shareholders on this Proposal No. 4.

The option of one year, two years or three years that receives the highest number of votes cast will be deemed to be the frequency of the vote on the compensation of our Named Executive Officers that has been approved by shareholders on an advisory basis. Even though the vote is advisory and therefore is not binding on the Company, the Board and the Compensation Committee value the opinion of the Company's shareholders and will consider the results of this vote. Nevertheless, the Board may decide that it is in the best interests of the Company and its shareholders to hold an advisory say-on-pay vote more or less frequently than the option approved by shareholders.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE PROPOSAL TO HOLD SAY-ON-PAY VOTES EVERY YEAR (AS OPPOSED TO EVERY TWO YEARS OR EVERY THREE YEARS).

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RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Proposal 5)

Our Audit and Finance Committee has selected KPMG LLP as our registered public accounting firm, to audit the consolidated financial statements of the Company for the fiscal year ending August 25, 2012 and recommends that the shareholders ratify such selection. Shareholder ratification of the selection of KPMG LLP as our registered public accounting firm is not required by our Articles of Incorporation or otherwise. However, our board is submitting the selection of KPMG LLP as our registered public accounting firm to our shareholders for ratification as a matter of good corporate practice. If our shareholders fail to ratify the selection, our Audit and Finance Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, our Audit and Finance Committee in its discretion may direct the appointment of different independent auditors at any time during the year if our Audit and Finance Committee determines that such a change would be in our and our shareholders best interests. Representatives of KPMG LLP will be present at the Annual Meeting of Shareholders, will have the opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

KPMG LLP has audited the Company's consolidated financial statements since fiscal 1984.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF KPMG LLP AS OUR REGISTERED PUBLIC ACCOUNTING FIRM

SHAREHOLDER PROPOSALS AND OTHER MATTERS

Shareholder proposals intended to be considered at the Annual Meeting of Shareholders for the fiscal year ended August 25, 2012 and desired to be included in the proxy statement for the meeting must be received by us no later than August 10, 2012 and comply with certain rules and regulations promulgated by the Securities and Exchange Commission. A shareholder who may be interested in submitting such a proposal is advised to contact legal counsel familiar with the detailed requirements of the applicable rules and regulations. Under our by-laws, if a shareholder intends to propose an item of business to be presented at next year's Annual Meeting of Shareholders, that shareholder is required to give notice of the proposal to us and such notice must be received by us at our principal executive office no later than 90 days before the first anniversary of this year's meeting date, unless next year's meeting is more than 30 days before or after such anniversary, in which case notice must be received not less than 90 days in advance or, if later, within ten days of the first public announcement of the meeting date. The proposals also must comply with all applicable statutes and regulations.

ANNUAL REPORTS

Our annual report to shareholders for fiscal 2011, which report includes our Annual Report on Form 10-K for the fiscal year ended August 27, 2011, is available online at http://www.yearlyproxy.com/2011proxyar.pdf and will be sent to any shareholder, without charge, upon written request to Benno Sand, FSI International, Inc., 3455 Lyman Boulevard, Chaska, MN 55318-3052. Except as expressly provided in our Annual Report on Form 10-K, our annual report to shareholders is not to be deemed a part of the proxy solicitation material and is not incorporated herein by reference.

By Order of the Board of Directors



Benno G. Sand
Executive Vice President, Business Development
Investor Relations and Secretary

Appendix A

FSI INTERNATIONAL, INC.
2008 OMNIBUS STOCK PLAN
(As Amended and Restated January 2012)

1. *Purpose.* The purpose of the 2008 Omnibus Stock Plan of FSI International, Inc. (the "Plan") is to promote the interests of FSI International, Inc. (the "Company") and its shareholders by providing key personnel of the Company and its Affiliates with an opportunity to acquire a proprietary interest in the Company and reward them for achieving a high level of corporate performance and thereby develop a stronger incentive to put forth maximum effort for the continued success and growth of the Company and its Affiliates. In addition, the opportunity to acquire a proprietary interest in the Company will aid in attracting and retaining key personnel of outstanding ability. The Plan is also intended to provide Non-Employee Directors with an opportunity to acquire a proprietary interest in the Company, to compensate Non-Employee Directors for their contribution to the Company and to aid in attracting and retaining Non-Employee Directors.

2. *Definitions.*

2.1 The capitalized terms used elsewhere in the Plan have the meanings set forth below.

(a) "Affiliate" means any corporation that is a "parent corporation" or "subsidiary corporation" of the Company, as those terms are defined in Code Sections 424(e) and (f), or any successor provisions, and, for purposes other than the grant of Incentive Stock Options, any joint venture entity in which the Company or any such "parent corporation" or "subsidiary corporation" owns an equity interest of 20% or more.

(b) "Agreement" means any written or electronic agreement, instrument or document evidencing the grant of an Award in such form as has been approved by the Committee, including all amendments thereto.

(c) "Award" means a grant made under the Plan in the form of Restricted Stock, Options, Stock Appreciation Rights, Performance Units, Stock or any other Award as provided in Section 8.

(d) "Board" means the Board of Directors of the Company.

(e) "Cause" shall have the meaning ascribed to it in any employment, management, separation or similar written agreement between a Participant and the Company or any of its Affiliates, or in the absence of any such agreement or any such defined term in such agreement, shall mean (i) the Participant's material breach of any confidentiality, non-disclosure, non-solicitation, non-competition, invention assignment or similar agreement with the Company or any Affiliate; (ii) an act or acts of dishonesty undertaken by the Participant resulting in gain or personal enrichment of the Participant at the expense of the Company; (iii) persistent failure by the Participant to perform the duties of the Participant 's employment, which failure is demonstrably deliberate on the part of the Participant and constitutes gross neglect of duties by the Participant; (iv) any failure by the Participant to materially conform to the Company's Code of Business Conduct and Ethics; or (v) the indictment or conviction of the Participant for a felony if the act or acts constituting the felony are substantially detrimental to the Company or its reputation.

(f) "Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time or any successor statute, and the regulations promulgated thereunder.

(g) "Committee" means two or more Non-Employee Directors designated by the Board to administer the Plan under Plan under Section 3.1, each member of which shall (i) satisfy the independence requirements for independent directors and members of compensation committees as set forth from time to time in the Listing Rules of the Nasdaq Stock Market, (ii) be considered a non-employee director within the meaning of Exchange Act Rule 16b-3, and (iii) be considered an outside director for purposes of Code Section 162(m).

(h) "Company" means FSI International, Inc., a Minnesota corporation, or any successor to all or substantially all of its businesses by merger, consolidation, purchase of assets or otherwise.

(i) "Disability" means the disability of a Participant such that the Participant is considered disabled under any retirement plan of the Company which is qualified under Section 401 of the Code, or as otherwise determined by the Committee.

(j) "Employee" means an employee (including an officer or director who is also an employee) of the Company or an Affiliate.

(k) "Event" means one of the following:

(1) Less than a majority of the Board shall consist of members of the Incumbent Board, where "Incumbent Board" is defined to mean individuals who are members of the Board as of the effective date of the 2012 amendment and restatement of this Plan, individuals whose election or nomination for election by the Company's shareholders was approved by a vote of at least a majority of the directors then comprising the Incumbent Board or any individual elected or appointed by the Board to fill a vacancy on the Board caused by death or resignation (but not removal) or to fill a newly created directorship, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest which was (or, if threatened, would have been) subject to Rule 14a-11 of the Exchange Act.

(2) 30% or more of (A) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors ("Outstanding Company Voting Securities") or (B) the then outstanding Shares of Stock ("Outstanding Company Common Stock") is acquired or beneficially owned (as defined in Rule 13d-3 under the Exchange Act, or any successor rule thereto) by any individual, entity or group (within the meaning of Section 13d(3) or 14(d)(2) of the Exchange Act), provided, however, that the following acquisitions and beneficial ownership shall not constitute an Event pursuant to this Section 2(k)(2):

(i) any acquisition or beneficial ownership by the Company or a subsidiary of the Company, or

(ii) any acquisition or beneficial ownership by any employee benefit plan (or related trust) sponsored or maintained by the Company or one or more of its subsidiaries, or

(iii) with respect to a recipient of an Award, any acquisition or beneficial ownership by that recipient or any group that includes that recipient; or

(iv) any acquisition or beneficial ownership by any corporation (including without limitation an acquisition of the nature described in Section 2(k)(3) with respect to which, immediately following such acquisition, more than 70% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the persons who were the beneficial owners, respectively, of the Outstanding Company Common Stock and the Outstanding Company Voting Securities immediately prior to such acquisition in substantially the same proportions as their ownership, immediately prior to such acquisition, of the Outstanding Company Common Stock and the Outstanding Company Voting Securities, as the case may be.

(3) The consummation of:

(i) a merger or consolidation of the Company with or into another entity, other than (1) a merger or consolidation with a Subsidiary of the Company or (2) a merger or consolidation in which all or substantially all of the persons who were the beneficial owners, respectively, of the Outstanding Company Common Stock and the Outstanding Voting Company Securities immediately prior to such merger or consolidation beneficially own, directly or indirectly, immediately after the merger or consolidation, more than 70% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from the merger or consolidation or its parent corporation, in substantially the same proportions as their ownership immediately prior to such merger or consolidation of the Outstanding Company Common Stock and the Outstanding Company Voting Securities, as the case may be;

(ii) an exchange, pursuant to a statutory exchange, of Outstanding Company Common Stock or Outstanding Company Voting Securities held by shareholders of the Company immediately prior to the exchange for cash, securities or other property, unless all or substantially all of the persons who were the beneficial owners, respectively, of the Outstanding Company Common Stock and the Outstanding Company Voting Securities immediately prior to such statutory exchange beneficially own, directly or indirectly, immediately after the statutory exchange, more than 70% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities of the parent corporation of the Company entitled to vote generally in the election of directors, in substantially the same proportions as their ownership, immediately prior to the statutory exchange, of the Outstanding Company Common Stock and the Outstanding Company Voting Securities, as the case may be; or

(iii) a sale or other disposition of all or substantially all of the assets of the Company (in one transaction or a series of transactions), other than to a corporation with respect to which, immediately following such sale or other disposition, more than 70% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the persons who were the beneficial owners, respectively, of the Outstanding Company Common Stock and the Outstanding Company Voting Securities immediately prior to such sale or other disposition in substantially the same proportions as their ownership, immediately prior to such sale or other disposition, of the Outstanding Company Common Stock and the Outstanding Company Voting Securities, as the case may be.

Notwithstanding clauses (i) through (iii) of this Section 2(k)(3), no Event shall be deemed to occur with respect to a recipient of an Award if at least 30% of the common stock or the combined voting power of the voting securities (or voting equity interests) of the surviving corporation or its parent corporation or of any corporation (or other entity) acquiring all or substantially all of the assets of the Company shall be beneficially owned, directly or indirectly, immediately following a merger, consolidation, statutory exchange or disposition of assets referred to in this Section 2(k)(3), by that recipient or a group of individuals and/or entities, including that recipient, acting in concert.

(4) The shareholders of the Company approve a definitive agreement or plan to liquidate or dissolve the Company.

Notwithstanding the foregoing, to the extent that any Award constitutes a deferral of compensation subject to Code Section 409A, and if that Award provides for a change in the time or form of payment upon an Event, then no Event shall be deemed to have occurred upon an event described in Section 2(k) unless the event would also constitute a change in ownership or effective control of, or a change in the ownership of a substantial portion of the assets of, the Company under Code Section 409A.

(l) "Exchange Act" means the Securities Exchange Act of 1934, as amended and in effect from time to time or any successor statute.

(m) "Fair Market Value" as of any date means, unless otherwise expressly provided in the Plan, the closing sale price of a Share on the Nasdaq Global Market (or such other national securities exchange as may at the time be the principal market for the Shares) on that date or, if no sale of the Company's Shares occurred on that date, on the next preceding day on which a sale of Shares occurred. If the Shares are not then listed and traded upon the Nasdaq Global Market or another national securities exchange, Fair Market Value shall be what the Committee determines in good faith to be 100% of the fair market value of a Share on that date, using such criteria as it shall determine, in its sole discretion, to be appropriate for valuation.

(n) "Fundamental Change" means a dissolution or liquidation of the Company, a sale of all or substantially all of the assets of the Company, a merger or consolidation of the Company with or into any other corporation, regardless of whether the Company is the surviving corporation, or a statutory share exchange involving capital stock of the Company.

(o) "Grant Date" means (i) the date on which the Committee approves the grant of an Award under the Plan, or (ii) such later date as may be specified by the Committee on the date the Committee approves the Award, or (iii) in the case of Non-Employee Director Options, the date specified in Plan Section 9.3.

(p) "Incentive Stock Option" means any Option designated as such and granted in accordance with the requirements of Code Section 422 or any successor provision.

(q) "Insider" as of a particular date means any person who, as of that date, is either (i) a member of the Board or (ii) an officer of the Company as defined under Exchange Act Rule 16a-1(f) or its successor provision.

(r) "Non-Employee Director" means a member of the Board who is not an Employee.

(s) "Non-Statutory Stock Option" means an Option other than an Incentive Stock Option.

(t) "Option" means a right to purchase a number of Shares at a specified price, including both Non-Statutory Stock Options and Incentive Stock Options.

(u) "Participant" means a person to whom an Award is or has been made in accordance with the Plan.

(v) "Performance-Based Compensation" means an Award to a "covered officer" (as defined in Section 162(m)(3) of the Code) that is intended to constitute "performance-based compensation" within the meaning of Section 162(m)(4)(c) of the Code.

(w) "Performance Cycle" means the period of time as specified in an Agreement over which Performance Units or any other Awards subject to Performance Measures are to be earned.

(x) "Performance Measures" means any measures of performance established by the Committee in connection with the grant of an Award. In the case of any such grant intended to constitute Performance-Based Compensation, the Performance Measures shall consist of one or a combination of two or more of the following performance-based metrics as approved by the Committee: revenue; gaining process tool of record status at specific customers; market share; percent gross margin; asset quality; non-performing assets; revenue growth; earnings before interest, taxes, depreciation and amortization; earnings before interest and taxes; operating income; pre- or after-tax income; earnings per share; cash flow; cash flow per share; return on sales; return on equity; return on invested capital; return on assets; return on operating assets; economic value added (or an equivalent metric); share price performance; total shareholder return; improvement in or attainment of expense levels or cost savings; or improvement in or attainment of working capital levels. Any Performance Measure utilized may be expressed in absolute amounts, on a per share basis (basic or diluted), relative to one or more other performance measures, as a growth rate or change from preceding periods, or as a comparison to the performance of specified companies or other external measures, and may relate to one or any combination of corporate, group, unit, division, Affiliate or individual performance.

(y) "Performance Units" means the right to receive the Fair Market Value of one Share upon the achievement of specified levels of one or more Performance Measures in accordance with an Award made pursuant to Plan Section 11.

(z) "Plan" means this 2008 Omnibus Stock Plan of FSI International, Inc., as may be amended and in effect from time to time.

(aa) "Restricted Stock" means Shares issued in accordance with an Award granted under Plan Section 7 so long as the retention and/or vesting of such Shares remains subject to conditions or restrictions.

(bb) "Share" means a share of Stock.

(cc) "Stock" means the common stock, no designated par value, of the Company.

(dd) "Stock Appreciation Right" means a right, the value of which is determined in relation to the appreciation in value of Shares pursuant to an Award granted under Plan Section 10.

(ee) "Subsidiary" means a "subsidiary corporation," as that term is defined in Code Section 424(f) or any successor provision.

(ff) "Successor" with respect to a Participant means the legal representative of an incompetent Participant, or if the Participant is deceased, means the estate of the Participant or the person or persons who may, by bequest or inheritance, or pursuant to the terms of an Award, acquire the right to exercise an Option or Stock Appreciation Right or to receive cash and/or Shares issuable in satisfaction of an Award in the event of the Participant's death.

(gg) "Transferee" means any "family member" (as defined by the general instructions to Form S-8 under the Securities Act of 1933) of the Participant.

2.2 *Gender and Number.* Except when otherwise indicated by the context, reference to the masculine gender will include, when used, the feminine gender and any term used in the singular will also include the plural.

3. *Administration and Indemnification.*

3.1 *Administration.*

(a) The Committee will administer the Plan. The Committee has exclusive power to (i) make Awards, (ii) determine when and to whom Awards will be granted, the form of each Award, the amount of each Award (except as to the amount of the Initial Non-Employee Director Option and the Annual Non-Employee Director Option, as provided in Plan Section 9.3), and any other terms or conditions of each Award consistent with the Plan, (iii) prescribe and amend the terms of Agreements evidencing Awards, and (iv) determine whether, to what extent and under what circumstances, Awards may be settled, paid or exercised in cash, Shares or other Awards, or other property or canceled, forfeited or suspended. Each Award will be subject to an Agreement authorized by the Committee. A majority of the members of the Committee shall constitute a quorum for any meeting of the Committee, and acts of a majority of the members present at any meeting at which a quorum is present or the acts unanimously approved in writing by all members of the Committee shall be the acts of the Committee. Any such action of the Committee shall be valid and effective even if the members of the Committee at the time of such action are later determined not to have satisfied all of the criteria for membership in clauses (i), (ii) and (iii) of Section 2(g). Notwithstanding the foregoing, the Board has the sole and exclusive power to administer the Plan with respect to Awards granted to Non-Employee Directors.

(b) Notwithstanding any provision of the Plan to the contrary, in order to facilitate compliance with the tax, securities, foreign exchange, probate or other applicable provisions of the laws in other countries in which the Company or its Affiliates operate or have key employees or non-employee directors, the Committee, in its discretion, shall have the power and authority to (i) determine which (if any) Employees, directors, and/or consultants rendering services or employed outside the U.S. are eligible to participate in the Plan or to receive any type of award hereunder; (ii) determine which non-U.S.-based Affiliates or operations (*e.g.*, branches, representative offices) participate in the Plan or any type of Award hereunder; (iii) modify the terms and conditions of any Awards made to such Employees, directors, and/or consultants, or with respect to such non-U.S.-based Affiliates or operations; and (iv) establish sub-plans, modify methods of exercise, modify payment restrictions on sale or transfer of shares and other terms and procedures to the extent deemed necessary or desirable by the Committee to comply with applicable laws of the non-U.S. jurisdiction.

(c) Solely for purposes of determining and administering Awards to Participants who are not Insiders, the Committee may delegate all or any portion of its authority under the Plan to one or more persons who are not Non-Employee Directors.

(d) To the extent within its discretion and subject to Plan Sections 15 and 16, the Committee may amend the terms and conditions of any outstanding Award.

(e) It is the intent that the Plan and all Awards granted pursuant to it will be administered by the Committee so as to permit the Plan and Awards to comply with Exchange Act Rule 16b-3, except in such instances as the Committee, in its discretion, may so provide. If any provision of the Plan or of any Award would otherwise frustrate or conflict with the intent expressed in this Section 3.1(e), that provision to the extent possible will be interpreted and deemed amended in the manner determined by the Committee so as to avoid the conflict. To the extent of any remaining irreconcilable conflict with this intent, the provision will be deemed void, but only as applied to Insiders with respect to compliance with Exchange Act Rule 16b-3, to the extent permitted by law and in the manner deemed advisable by the Committee.

(f) The Committee's interpretation of the Plan and of any Award or Agreement made under the Plan and all related decisions or resolutions of the Board or Committee will be final and binding on all parties with an interest therein. Consistent with its terms, the Committee has the power to establish, amend or waive rules to administer the Plan. In carrying out any of its responsibilities, the Committee has discretionary authority to construe the terms of the Plan and any Award or Agreement made under the Plan.

3.2 *Indemnification.* Each person who is or has been a member of the Committee, or of the Board, and any other person to whom the Committee delegates authority under the Plan, will be indemnified and held harmless by the Company, to the extent permitted by law, against and from any loss, cost, liability or expense that may be imposed upon or reasonably incurred by such person in connection with or resulting from any claim, action, suit or proceeding to which such person may be a party or in which such person may be involved by reason of any action taken or failure to act, made in good faith, under the Plan and against and from any and all amounts paid by such person in settlement thereof, with the Company's approval, or paid by such person in satisfaction of any judgment in any such action, suit or proceeding against such person, provided such person gives the Company an opportunity, at the Company's expense, to handle and defend the same before such person undertakes to handle and defend it on such person's own behalf. The foregoing right of indemnification will not be exclusive of any other rights of indemnification to which such person or persons may be entitled under the Company's Articles of Incorporation or By-Laws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

4. *Shares Available Under the Plan.*

4.1 *Total Shares.* Subject to Section 19 and to adjustment pursuant to Section 16, the number of Shares that may be the subject of Awards and issued under the Plan shall not exceed 3,500,000.

4.2 *Awards Forfeited or Expired.* Any Shares subject to that portion of an Award which, for any reason, is forfeited or expires or terminates unexercised or unearned may again be used for future Awards.

4.3 *Awards Settled in Cash.* Any Shares subject to an Award settled in cash or other property in lieu of Shares may again be used for future Awards.

4.4 *Computation of Shares Granted.* For the purposes of computing the total number of Shares to be counted against the Plan's Share reserve as expressed in Section 4.1, the following rules shall apply to Awards payable in Shares where appropriate:

(a) Shares that are subject to Awards of Options or Stock Appreciation Rights shall be counted against the share reserve as one Share for every one Share granted.

(b) Shares that are subject to Awards other than Options or Stock Appreciation Rights ("Full Value Awards") shall be counted against the share reserve as 2.0 Shares for every one Share granted.

(c) Each Award shall initially be deemed to involve the grant of the maximum number of Shares in which the particular Award is denominated.

(d) If a Stock Appreciation Right has been exercised and settled in Shares, the gross number of Shares with respect to which such exercise occurred shall be deemed granted and may not again be the subject of Awards under the Plan.

(e) To the extent an Award is paid or settled in some other security, it shall be deemed to have involved the grant of the number of Shares in which that portion of the Award was denominated.

(f) Where the number of Shares available under the Award is variable on the Grant Date, the number of Shares granted shall be deemed, prior to the settlement of the Award, to be the maximum number of Shares that could be received under that particular Award.

(g) Where two or more types of Awards (all of which are payable in Shares) are granted to a Participant in tandem with each other, such that the exercise of one type of Award with respect to a number of Shares cancels at least an equal number of Shares of the other, such joint Awards shall be deemed to involve the grant of the maximum number of Shares available under the largest single Award.

(h) Shares tendered or withheld in payment of an Option exercise price or to satisfy any tax withholding obligation shall not be added to the total number of Shares available for grant under the Plan.

(i) Shares that are repurchased by the Company with Option proceeds shall not be added to the total number of Shares available for grant under the Plan.

(j) Each Share that again becomes available for Awards as provided in Sections 4.2 and 4.3 shall increase the total number of Shares available for grant under Section 4.1 by (i) one Share if such Share was subject to an Option or Stock Appreciation Right, and (ii) 2.0 Shares if such Share was subject to a Full Value Award.

4.5 *No Fractional Shares.* No fractional Shares may be issued under the Plan; however, cash shall be paid in lieu of any fractional Share in settlement of an Award.

4.6 *Maximum Award Shares.* The maximum number of Shares that may be issued pursuant to Incentive Stock Options shall be 3,500,000, which limit will be subject to adjustment under Section 16 to the extent such adjustment is consistent with adjustments permitted of a plan authorizing the grant of incentive stock options under Code Section 422. The maximum number of Shares that may be awarded to a Participant in any calendar year in the form of Options is 250,000 and the maximum number of Shares that may be awarded to a Participant in any calendar year in the form of Stock Appreciation Rights is 250,000. The aggregate number of Shares subject to Full Value Awards granted during any calendar year to any one

Participant shall not exceed 50,000. The foregoing limits shall be subject to adjustment under Section 16, but only to the extent that such adjustment will not affect the status of any Award intended to qualify as performance-based compensation under Code Section 162(m).

5. *Eligibility.* Participation in the Plan will be limited to Employees and to individuals who are not Employees but who provide services to the Company or an Affiliate, including services provided in the capacity of a consultant, advisor or director. The granting of Awards is solely at the discretion of the Committee, except that Incentive Stock Options may only be granted to Employees and Awards to Non-Employee Directors are subject to the limits of Section 9.3(g). References herein to "employed," "employment" or similar terms (except "Employee") will include the providing of services in any capacity or as a director. Neither the transfer of employment of a Participant between any of the Company or its Affiliates, nor a leave of absence granted to such Participant and approved by the Committee, nor any change in status from an Employee to a consultant of the Company will be deemed a termination of employment for purposes of the Plan.

6. *General Terms of Awards.*

6.1 *Amount and Conditions of Award.* Each Award will be evidenced by an Agreement setting forth the number of Shares subject to the Award together with such other terms and conditions applicable to the Award as determined by the Committee acting in its sole discretion, which may include conditions on vesting, exercisability, lapsing of restrictions or payment that are tied to Performance Measures.

6.2 *Vesting and Term.* Each Agreement, other than those relating solely to Awards of Shares without restrictions, shall set forth the period until the applicable Award is scheduled to expire, which shall not be more than ten years from the Grant Date, and any applicable Performance Cycle. The Committee may provide for such vesting conditions as it may determine, subject to the following limitations:

(1) a Full Value Award that is not subject to the satisfaction of Performance Measures may not fully vest or become fully exercisable earlier than three years from the Grant Date; and

(2) the Performance Cycle of a Performance Unit or other Full Value Award subject to Performance Measures may not be shorter than one year.

The limitations in clauses (1) and (2) above will not, however, apply in the following situations: (i) an Award made to attract a key executive to join the Company; (ii) upon an Event; (iii) termination of employment due to death or Disability; (iv) Restricted Stock issued in exchange for other compensation; (v) a substitute Award granted pursuant to Section 19; and (vi) Awards issued to Non-Employee Directors.

6.3 *Transferability.* Except as provided in this Section, during the lifetime of a Participant to whom an Award is granted, only that Participant (or that Participant's Successor) may exercise an Option or Stock Appreciation Right, or receive payment with respect to Performance Units or any other Award. No Award of Restricted Stock (before the expiration of the restrictions), Options, Stock Appreciation Rights or Performance Units or other Award may be sold, assigned, transferred, exchanged or otherwise encumbered other than to a Successor in the event of a Participant's death or, except in the case of an Incentive Stock Option, pursuant to a qualified domestic relations order as defined in the Code or Title 1 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or the rules thereunder; any attempted transfer in violation of this Section 6.3 will be of no effect. Notwithstanding the immediately preceding sentence, the Committee, in an Agreement or otherwise at its discretion, may provide that the Award (other than Incentive Stock Options) may be transferable to a Transferee if the Participant does not receive any consideration for the transfer. Any Award held by a Transferee will continue to be subject to the same terms and conditions that were applicable to that Award immediately before the transfer thereof to the Transferee. For purposes of any provision of the Plan relating to notice to a Participant or to acceleration or termination of an Award upon the death, Disability or termination of employment of a Participant, the references to "Participant" mean the original grantee of an Award and not any Transferee.

6.4 *Termination of Employment.* Except as otherwise determined by the Committee or provided by the Committee in an Agreement, if a Participant's employment with the Company and all of its Affiliates terminates, the following provisions will apply:

(a) *Options and Stock Appreciation Rights.*

(1) If a Participant's employment terminates because of the Participant's death, then any Option or Stock Appreciation Right that has not expired or been terminated will become exercisable in full if the Participant's employment with the Company and its Affiliates has been continuous between the date the Option or Stock Appreciation Right was granted and a date not more than three months prior to such death, and may be exercised by the Participant's Successor at any time, or from time to time, within one year after the date of the Participant's death.

(2) If a Participant's employment terminates because of the Participant's Disability, then any Option or Stock Appreciation Right that has not expired or been terminated will become exercisable in full if the Participant's employment with the Company and its Affiliates has been continuous between the date the Option or Stock Appreciation Right was granted and the date of such employment termination, and the Participant or the Participant's Successor may exercise such Option or Stock Appreciation Right at any time, or from time to time, within one year after the date of the Participant's termination of employment.

(3) If a Participant's employment is terminated for Cause, all Awards to the Participant will terminate immediately upon such termination.

(4) If a Participant's employment terminates for any reason other than death, Disability or for Cause, then any Option or Stock Appreciation Right that has not expired or been terminated will, unless the Committee otherwise provides in the Agreement, remain exercisable for three months after the Participant's employment terminates, but, unless otherwise provided in the Agreement, only to the extent that such Option or Stock Appreciation Right was exercisable immediately prior to such employment termination; provided, however, that if the Participant is a Non-Employee Director, the Option or Stock Appreciation Right will remain exercisable until the scheduled expiration date of such Award after such Non-Employee Director ceases to be a director of the Company, but, unless otherwise provided in the Agreement, only to the extent that such Option or Stock Appreciation Right was exercisable immediately prior to such Non-Employee Director ceasing to be a director.

(5) Notwithstanding the foregoing Plan Sections 6.4(a)(1), (2), (3) and (4), in no event will an Option or a Stock Appreciation Right be exercisable after the scheduled expiration date of such Award. Any Option or Stock Appreciation Right that is not exercised within the periods set forth in Plan Sections 6.4 (1), (2), (3) and (4) except as otherwise provided by the Committee in the Agreement, will terminate as of the end of the periods described in such Sections.

(b) *Performance Units.* If a Participant's employment with the Company and all of its Affiliates terminates during a Performance Cycle because of the Participant's death or Disability, or under other circumstances provided by the Committee in its discretion in the Agreement or otherwise, the Participant, unless the Committee will otherwise provide in the Agreement, will be entitled to a payment with respect to Performance Units at the end of the Performance Cycle based upon the extent to which achievement of Performance Measures was satisfied at the end of the Performance Cycle and prorated for the portion of the Performance Cycle during which the Participant was employed by the Company or its Affiliates. Except as provided in this Section 6.4(b) or in the Agreement, if a Participant is no longer employed by the Company and its Affiliates during a Performance Cycle, then such Participant will not be entitled to any payment with respect to that Performance Cycle.

(c) *Restricted Stock Awards.* If a Participant's employment with the Company and all of its Affiliates terminates before the Participant's Restricted Stock Award is fully vested because of the Participant's death or Disability, or under other circumstances provided by the Committee in its discretion in the Agreement or otherwise, the Participant, unless the Committee otherwise provides in the Agreement, will be entitled to have vest a number of Shares of Restricted Stock under the Award that has been prorated for the portion of the scheduled vesting period of the Award during which the Participant was employed by the Company and its Affiliates. Any portion of an Award of Restricted Stock which does not vest under the preceding sentence or under the Agreement will terminate at the date the Participant ceases to be employed by the Company and its Affiliates and any Shares of Restricted Stock will be forfeited to the Company.

6.5 *Rights as Shareholder.* Each Agreement will provide that a Participant has no rights as a shareholder with respect to any securities covered by an Award unless and until the date the Participant becomes the holder of record of the Stock, if any, to which the Award relates.

6.6 *Performance-Based Awards.* Any Award may be granted as a performance-based Award if the Committee establishes one or more Performance Measures upon which vesting, the lapse of restrictions or settlement in cash or Shares is contingent. With respect to any Award intended to be Performance-Based Compensation, the Committee shall establish and administer Performance Measures in the manner described in Section 162(m) of the Code and the then current regulations of the Secretary of the Treasury.

7. *Restricted Stock Awards.*

7.1 *Restrictions; Lapse of Restrictions.* An Award of Restricted Stock under the Plan will consist of Shares subject to restrictions on transfer and conditions of forfeiture, which restrictions and conditions will be included in the applicable Agreement. The Committee may provide for the vesting of such Shares and the corresponding lapse or waiver of any such restrictions or conditions based on such factors or criteria as the Committee, in its sole discretion, may determine. The Agreement will describe the terms and conditions by which the restrictions and conditions of forfeiture upon awarded Restricted Stock will lapse. Upon the lapse of the restrictions and conditions and the vesting of the Restricted Stock, Shares free of such restrictions and conditions will be issued to the Participant or a Successor or Transferee.

7.2 *Restrictive Legend.* Except as otherwise provided in the applicable Agreement, Shares subject to an Award of Restricted Stock will be evidenced by a book-entry in the name of the Participant with the Company's transfer agent or by one or more stock certificates issued in the name of the Participant. Any such stock certificate will either be deposited with the Company or its designee, together with an assignment separate from the certificate, in blank, signed by the Participant, or bear such legends with respect to the restricted nature of the Restricted Stock evidenced thereby as will be provided for in the applicable Agreement. Any book-entry will be accompanied by a similar legend.

7.3 *Shareholder Rights.* A Participant or a Transferee with a Restricted Stock Award will have all the other rights of a shareholder including, but not limited to, the right to receive dividends and the right to vote the Shares of Restricted Stock.

8. *Other Awards.* The Committee may from time to time grant Stock and other Awards under the Plan including, without limitation, those Awards pursuant to which Shares are or may in the future be acquired, Awards denominated in Stock units, restricted stock units, securities convertible into Stock and phantom securities. The Committee, in its sole discretion, will determine the terms and conditions of such Awards, provided that such Awards will not be inconsistent with the terms and purposes of the Plan. The Committee may, at its sole discretion, direct the Company to issue Shares subject to restrictive legends and/or stop transfer instructions that are consistent with the terms and conditions of the Award to which the Shares relate.

9. Stock *Options.*

9.1 *Terms of All Options.*

(a) An Option will be granted pursuant to an Agreement as either an Incentive Stock Option or a Non-Statutory Stock Option. The purchase price of each Share subject to an Option will be determined by the Committee and set forth in the Agreement, but will not be less than 100% of the Fair Market Value of a Share as of the Option Grant Date (except as provided in Plan Section 19).

(b) The purchase price of the Shares with respect to which an Option is exercised will be payable in full at the time of exercise, provided that to the extent permitted by law (as determined by the Committee), the Agreement may permit some or all Participants to simultaneously exercise Options and sell the Shares thereby acquired pursuant to a brokerage or similar relationship and use the proceeds from the sale as payment of the purchase price of the Shares. The purchase price may be payable in cash or, if the Committee so permits, by withholding Shares otherwise issuable to the Participant upon exercise of the Option or by delivery to the Company of Shares (by actual delivery or attestation) already owned by the Participant (in each case, such Shares having a Fair Market Value as of the date the Option is exercised equal to the purchase price of the Shares being purchased), or a combination thereof, as determined by the Committee, but no fractional Shares will be issued or accepted. A Participant exercising an Option is not permitted, however, to pay any portion of the purchase price with Shares if, in the opinion of the Committee, payment in such manner could have adverse financial accounting consequences for the Company.

(c) Each Option will be exercisable in whole or in part on the terms provided in the Agreement. In no event will any Option be exercisable at any time after its scheduled expiration. When an Option is no longer exercisable, it will be deemed to have lapsed or terminated.

(d) Options will not be granted under the Plan in consideration for, and the grant of Options will not be conditioned on, the delivery of Shares to the Company in payment of the exercise price and/or tax withholding obligation under any other Option.

9.2 *Incentive Stock Options.* In addition to the other terms and conditions applicable to all Options:

(a) the aggregate Fair Market Value (determined as of the Grant Date of the Option) of the Shares with respect to which Incentive Stock Options held by an individual first become exercisable in any calendar year (under the Plan and all other incentive stock option plans of the Company and its Affiliates) will not exceed $100,000 (or such other limit as may be required by the Code) if this limitation is necessary to qualify the Option as an Incentive Stock Option and to the extent an Option or Options granted to a Participant exceed this limit the Option or Options will be treated as a Non-Statutory Stock Option;

(b) an Incentive Stock Option will not be exercisable more than 10 years after its Grant Date (or such other limit as may be required by the Code) if this limitation is necessary to qualify the Option as an Incentive Stock Option;

(c) an Incentive Stock Option will not be exercisable more than one year after the Participant's employment with the Company and its Affiliates terminates if such termination is due to the Participant's death or Disability, or more than three months after the Participant's employment terminates if such termination is due to any other reason;

(d) the Agreement covering an Incentive Stock Option will contain such other terms and provisions that the Committee determines necessary to qualify this Option as an Incentive Stock Option; and

(e) notwithstanding any other provision of the Plan to the contrary, no Participant may receive an Incentive Stock Option under the Plan if, at the time the Award is granted, the Participant owns (after application of the rules contained in Code Section 424(d), or its successor provision), Shares possessing more than 10% of the total combined voting power of all classes of stock of the Company or its Subsidiaries, unless (i) the option price for that Incentive Stock Option is at least 110% of the Fair Market Value of the Shares subject to that Incentive Stock Option on the Grant Date and (ii) that Option is not exercisable after the date five years from the Grant Date of that Incentive Stock Option.

9.3 *Terms and Conditions of Non-Employee Directors' Options.*

(a) *Initial Non-Employee Directors' Options.* Subject to the terms and conditions of this Plan, any Non-Employee Director first elected or appointed to the Board on or after the Company's January 2008

Annual Shareholders Meeting shall receive, by virtue of serving as a director of the Company, a single grant of a Non-Statutory Stock Option to purchase 20,000 Shares (an "Initial Non-Employee Director Option") effective the date of such election or appointment.

(b) *Vesting of Initial Non-Employee Directors' Options.* Subject to the provisions of the Plan Section 9.3(f), Initial Non-Employee Directors' Options granted pursuant to this Plan shall vest and become exercisable six months after the Grant Date. Each Initial Non-Employee Directors' Option, to the extent exercisable, shall be exercisable in whole or in part.

(c) *Annual Non-Employee Director Option Grants.* For the Annual Meeting of Shareholders to be held in January 2008 and for each Annual Meeting of Shareholders thereafter during the term of this Plan, each Non-Employee Director serving as a Non-Employee Director of the Company immediately following the Annual Meeting shall be granted, by virtue of serving as a Non-Employee Director of the Company, a Non-Statutory Stock Option to purchase 10,000 Shares (an "Annual Non-Employee Director Option"). Each Annual Non-Employee Director Option shall be deemed to be granted to each Non-Employee Director immediately after an Annual Meeting and shall be granted regardless of whether or not a Non-Employee Director previously received, or simultaneously receives, an Initial Non-Employee Director Option. Initial Non-Employee Director Options and Annual Non-Employee Director Options together are sometimes referred to as "Non-Employee Director Options."

(d) *Vesting of Annual Director Options.* Subject to the provisions of Plan Section 9.3(f), Annual Non-Employee Director Options shall vest and become exercisable in full on the January 1st following the Grant Date. Each Option, to the extent exercisable, shall be exercisable in whole or in part.

(e) *Exercise Price of Non-Employee Director Options.* The purchase price of each Share subject to a Non-Employee Director Option will be 100% of the Fair Market Value of a Share as of the Option Grant Date.

(f) *Termination of Non-Employee Director Options.* Each Non-Employee Director Option granted pursuant to this Plan and all rights to purchase Shares thereunder shall terminate on the earliest of:

(1) ten years after the Grant Date of the Non-Employee Director Option;

(2) the expiration of the period specified in the Agreement after the death or permanent disability of a Non-Employee Director; or

(3) ninety days after the date the Non-Employee Director ceases to be a director of the Company, provided, however, that the Option shall be exercisable during this 90-day period only to the extent the Option was exercisable as of the date the person ceases to be a Non-Employee Director unless the cessation results from the director's death or permanent disability. Notwithstanding the preceding sentence, if a Non-Employee Director who resigns or whose term expires then becomes a consultant or Employee of the Company within ninety days of such resignation or term expiration, the Non-Employee Director Options of such person shall continue in full force and effect.

In no event shall an Option be exercisable at any time after its original expiration date. When an Option is no longer exercisable, it shall be deemed to have lapsed or terminated and will no longer be outstanding.

(g) *Allocation of Common Shares.* If as of a date on which an Option or Options are to be awarded pursuant to the provisions of this Section 9.3, the number of Shares available for Awards under the Plan as of that date are less than the number of Shares subject to Options that otherwise would be awarded, then the following formula shall determine how the remaining number of Shares are to be allocated:

(1) if only one Non-Employee Director is to receive an Option on the date, then that Non-Employee Director shall receive an Option to purchase Shares equal to the number of Shares remaining;

(2) if two or more Non-Employee Directors are to receive Options on the date:

(A) all Initial Non-Employee Director Options shall first be awarded; if, however, the number of Shares available is less than the number of Shares that would otherwise be subject to Options to be awarded as Initial Non-Employee Director Options, then each Non-Employee Director eligible to receive an Initial Non-Employee Director Option shall receive an Option covering the number of Shares that results from the following equation: the whole number of Shares available divided by the number of Non-Employee Directors eligible to receive such an Option, provided, however, that no fractional shares shall be awarded; and if such allocation occurs, any remaining Shares shall not be awarded and shall be deemed not subject to distribution for purposes of Plan Section 4; and

(B) if on that date all Initial Non-Employee Director Options to be awarded are awarded in the full amount or if no Initial Non-Employee Director Options are to be awarded, then each Non-Employee Director eligible for an Annual Non-Employee Director Option shall receive an Annual Non-Employee Director Option to purchase Shares in the amount that results from the following equation: the whole number of Shares available divided by the number of Non-Employee Directors eligible for an Annual Non-Employee Director Option, provided, however, that no fractional shares shall be awarded; and any remaining Shares shall not be awarded and shall be deemed not subject to distribution for purposes of Plan Section 4.

(h) *Non-exclusivity of Section 9.3.* The provisions of this Section 9.3 are not intended to be exclusive; however, the Committee, in its discretion, may grant Options or other Awards to a Non-Employee Director, but only in substitution for Non-Employee Director Options held by that director.

10. *Stock Appreciation Rights.* An Award of a Stock Appreciation Right entitles the Participant (or a Successor or Transferee), subject to terms and conditions determined by the Committee, to receive upon exercise of the Stock Appreciation Right all or a portion of the excess of (i) the Fair Market Value of a specified number of Shares as of the date of exercise of the Stock Appreciation Right over (ii) a specified price that will not be less than 100% of the Fair Market Value of such Shares as of the Grant Date of the Stock Appreciation Right. A Stock Appreciation Right may be granted in connection with part or all of, in addition to, or completely independent of an Option or any other Award under the Plan. If issued in connection with a previously or contemporaneously granted Option, the Committee may impose a condition that exercise of a Stock Appreciation Right cancels a pro rata portion of the Option with which it is connected and vice versa. Each Stock Appreciation Right may be exercisable in whole or in part on the terms provided in the Agreement. No Stock Appreciation Right will be exercisable at any time after its scheduled expiration. When a Stock Appreciation Right is no longer exercisable, it will be deemed to have lapsed or terminated. Upon exercise of a Stock Appreciation Right, payment to the Participant or a Successor or Transferee will be made at such time or times as will be provided in the Agreement in the form of cash, Shares or a combination of cash and Shares as determined by the Committee. The Agreement may provide for a limitation upon the amount or percentage of the total appreciation on which payment (whether in cash and/or Shares) may be made in the event of the exercise of a Stock Appreciation Right.

11. *Performance Units.*

11.1 *Initial Award.*

(a) An Award of Performance Units under the Plan shall entitle the Participant or a Successor or Transferee to future payments of cash, Shares or a combination of cash and Shares, as determined by the Committee and provided in the Agreement, based upon the achievement of specified levels of one or more Performance Measures. The Agreement may provide that a portion of a Participant's Award will be paid for performance that exceeds the minimum target but falls below the maximum target applicable to the Award. The Agreement shall also provide for the timing of the payment.

(b) Following the conclusion or acceleration of each Performance Cycle, the Committee shall determine the extent to which (i) Performance Measures have been attained, (ii) any other terms and conditions with respect to an Award relating to the Performance Cycle have been satisfied and (iii) payment is due with respect to an Award of Performance Units.

(c) No Participant may receive Awards of Performance Units relating to more than 50,000 Shares in any year under this Plan.

11.2 *Acceleration and Adjustment.* The Agreement may permit an acceleration of the Performance Cycle and an adjustment of Performance Measures and payments with respect to some or all of the Performance Units awarded to a Participant, upon such terms and conditions as shall be set forth in the Agreement, upon the occurrence of certain events, which may, but need not, include an Event, a Fundamental Change, a recapitalization, a change in the accounting practices of the Company, a change in the Participant's title or employment responsibilities, the Participant's death or Disability or, with respect to payments in Shares with respect to Performance Units, a reclassification, stock dividend, stock split or stock combination as provided in Plan Section 16. The Agreement also may provide for a limitation on the value of an Award of Performance Units that a Participant may receive.

12. *Effective Date and Duration of the Plan.*

12.1 *Effective Date.* The Plan originally became effective as of January 16, 2008, the date on which it was originally approved by the Company's shareholders. Amendments to the Plan were approved by the Company's shareholders and became effective on January 21, 2009, January 20, 2010 and January 19, 2011. The Board approved an amendment and restatement of the Plan on November 21, 2011 (the "2012 Amendment and Restatement"), which is subject to the approval of the Company's shareholders on January 18, 2012 and will become effective on that date if so approved. If the Company's shareholders fail to approve the 2012 Amendment and Restatement, the Plan as amended through January 19, 2011 will remain in full force and effect.

12.2 *Duration of the Plan.* The Plan will remain in effect until all Stock subject to it is distributed, all Awards have expired or lapsed, the Plan is terminated pursuant to Plan Section 15.1, or the tenth anniversary of shareholder approval of the 2012 Amendment and Restatement, whichever occurs first (the "Termination Date"); provided, however, that Awards made before the Termination Date may be exercised, vested or otherwise effectuated beyond the Termination Date unless limited in the Agreement or otherwise. No Award of an Incentive Stock Option will be made more than 10 years after the effective date of the 2012 Amendment and Restatement (or such other limit as may be required by the Code) if this limitation is necessary to qualify the Option as an Incentive Stock Option.

13. *Plan Does Not Affect Employment Status.*

13.1 *No Commitment to Grant Awards.* Status as an eligible Employee will not be construed as a commitment that any Award will be made under the Plan to that eligible Employee or to eligible Employees generally.

13.2 *No Right to Employment.* Nothing in the Plan or in any Agreement or related documents will confer upon any Employee or Participant any right to continue in the employment of the Company or any Affiliate or constitute any contract of employment or affect any right that the Company or any Affiliate may have to change such person's compensation, other benefits, job responsibilities, or title, or to terminate the employment of such person with or without cause.

14. *Tax Withholding.* The Company has the right to withhold from any cash payment under the Plan to a Participant or other person (including a Successor or a Transferee) an amount sufficient to cover any required withholding taxes. The Company has the right to require a Participant or other person receiving Shares under the Plan to pay the Company a cash amount sufficient to cover any required withholding taxes before actual receipt of those Shares. In lieu of all or any part of a cash payment from a person receiving Shares under the Plan, the Committee may permit the individual to cover all or any part of the required withholdings through a reduction of

the number of Shares delivered or delivery to the Company of Shares (by actual delivery or attestation) held by the Participant or other person, in each case valued in the same manner as used in computing the withholding taxes under applicable laws.

15. *Amendment, Modification and Termination of the Plan; Amendments of Agreements.*

15.1 *Board and Committee Power to Terminate, Amend and Modify Plan and Agreements.* Subject to Plan Section 28, the Board may at any time and from time to time terminate, suspend or modify the Plan. Except as limited in Sections 15.2 and 28 below, the Committee may at any time alter or amend any or all Agreements under the Plan to the extent permitted by law. The Company will submit any amendment of the Plan to its shareholders for approval if the rules of The Nasdaq Stock Market, Inc. or other applicable laws or regulations require shareholder approval of such amendment.

15.2 *Limitations.* No termination, suspension, or modification of the Plan may materially and adversely affect any right acquired by any Participant or Successor or Transferee under a previously granted Award without the Participant's consent, unless such action is necessary to comply with any applicable law or stock exchange rule. The Committee may not unilaterally amend the terms of any Agreement if such amendment would materially and adversely affect any right of the Participant under the Agreement without the Participant's consent, unless such amendment is necessary to comply with applicable law or stock exchange rules or any compensation recovery policy as provided in Section 18.3. It will be conclusively presumed that any adjustment for changes in capitalization provided for in Plan Sections 11.2 or 16 does not adversely affect these rights.

16. *Adjustment for Changes in Capitalization.* In the event of any equity restructuring (within the meaning of FASB ASC Topic 718 – *Stock Compensation*) that causes the per Share value of Shares to change, such as a stock dividend or stock split, the Committee shall cause there to be made an equitable adjustment to the number and kind of Shares or other securities issued or reserved for issuance pursuant to the Plan, to any maximum limitations prescribed by the Plan with respect to certain types of Awards or the grants to individuals of certain types of Awards, and to outstanding Awards (including but not limited to the number and kind of Shares to which such Awards are subject, and the exercise or strike price of such Awards) to the extent such other Awards would not otherwise automatically adjust in the equity restructuring; provided, in each case, that with respect to Incentive Stock Options, no such adjustment shall be authorized to the extent that such adjustment would cause such Incentive Stock Options to violate Section 422(b) of the Code or any successor provision; provided further, that no such adjustment shall be authorized under this Section to the extent that such adjustment would cause an Award to be subject to adverse tax consequences under Section 409A of the Code. In the event of any other change in corporate capitalization, which may include a merger, consolidation, any reorganization (whether or not such reorganization comes within the definition of such term in Section 368 of the Code), or any partial or complete liquidation of the Company to the extent such events do not constitute equity restructurings or business combinations within the meaning of FASB ASC Topic 718, such equitable adjustments described in the foregoing sentence may be made as determined to be appropriate and equitable by the Committee to prevent dilution or enlargement of rights. In either case, any such adjustment shall be conclusive and binding for all purposes of the Plan. Unless otherwise determined by the Committee, the number of Shares subject to an Award shall always be a whole number.

17. *Fundamental Change.* In the event of a proposed Fundamental Change, the Committee may, but will not be obligated to:

(a) if the Fundamental Change is a merger or consolidation or statutory share exchange, make appropriate provision for the protection of the outstanding Options and Stock Appreciation Rights by the substitution of options, stock appreciation rights and appropriate voting common stock of the corporation surviving any merger or consolidation or, if appropriate, the parent corporation of the Company or such surviving corporation; or

(b) at least ten days before the occurrence of the Fundamental Change, declare, and provide written notice to each holder of an Option or Stock Appreciation Right of the declaration, that each outstanding Option and Stock Appreciation Right, whether or not then exercisable, will be canceled at the time of, or immediately before the occurrence of the Fundamental Change in exchange for payment to each holder of an Option or Stock Appreciation Right, within ten days after the Fundamental Change, of cash equal to (i) for each Share covered by the canceled Option, the amount, if any, by which the Fair Market Value (as defined in this Section) per Share exceeds the exercise price per Share covered by such Option or (ii) for each Stock Appreciation Right, the price determined pursuant to Section 10, except that Fair Market Value of the Shares as of the date of exercise of the Stock Appreciation Right, as used in clause (i) of Plan Section 10, will be deemed to mean Fair Market Value for each Share with respect to which the Stock Appreciation Right is calculated determined in the manner hereinafter referred to in this Section. At the time of the declaration provided for in the immediately preceding sentence, each Stock Appreciation Right and each Option will immediately become exercisable in full and each person holding an Option or a Stock Appreciation Right will have the right, during the period preceding the time of cancellation of the Option or Stock Appreciation Right, to exercise the Option as to all or any part of the Shares covered thereby or the Stock Appreciation Right in whole or in part, as the case may be. In the event of a declaration pursuant to Plan Section 17(b), each outstanding Option and Stock Appreciation Right granted pursuant to the Plan that has not been exercised before the Fundamental Change will be canceled at the time of, or immediately before, the Fundamental Change, as provided in the declaration. Notwithstanding the foregoing, no person holding an Option or a Stock Appreciation Right will be entitled to the payment provided for in this Section 17(b) if such Option or Stock Appreciation Right has terminated, expired or been cancelled. For purposes of this Section only, "Fair Market Value" per Share means the cash plus the fair market value, as determined in good faith by the Committee, of the non-cash consideration to be received per Share by the shareholders of the Company upon the occurrence of the Fundamental Change.

18. *Cancellation and Rescission of Awards.*

18.1 *Proscribed Conduct.* Unless an Agreement otherwise specifies, the Committee may cancel, rescind, suspend, withhold or otherwise limit or restrict any unexpired, unvested, unpaid or deferred Awards at any time if a Participant engages in any of the following:

(a) unauthorized competition with the Company or any Affiliate;

(b) unauthorized disclosure of any material proprietary or confidential information of the Company or any Affiliate;

(c) a material violation of applicable business ethics policies of the Company or any Affiliate;

(d) activity that results in termination of the Participant's employment for Cause; or

(e) any other conduct or act determined by the Committee to be materially injurious, detrimental or prejudicial to any interest of the Company or any Affiliate.

18.2 *Recovery of Amounts Paid.* If a Participant engages in any of the conduct referenced in Plan Section 18.1 within a twelve-month period before or after the Participant's termination of employment with the Company and its Affiliates, then any exercise, payment or delivery of cash or Shares pursuant to any Award that occurs within that period may be rescinded by the Committee within twelve months after such exercise, payment or delivery. If such rescission occurs, the Participant shall return or forfeit to the Company the cash and/or Shares received with respect to the rescinded transaction (or the economic value thereof determined as of the date of the exercise, payment or delivery) in such manner and on such terms and conditions as may be required by the Committee, and the Company shall be entitled to set-off against the amount of any such return or forfeiture any amount owed to the Participant by the Company.

18.3 *Compensation Recovery Policy.* To the extent that any compensation paid or payable pursuant to this Plan is considered "incentive-based compensation" within the meaning and subject to the requirements of Section 10D of the Exchange Act, such compensation shall be subject to potential forfeiture or recovery by the Company in accordance with any compensation recovery policy adopted by the Board or any committee thereof in response to the requirements of Section 10D of the Exchange Act and any implementing rules and regulations thereunder adopted by the Securities and Exchange Commission or any national securities exchange on which the Company's common stock is then listed. Any Agreements may be unilaterally amended by the Company to comply with any such compensation recovery policy.

19. *Corporate Mergers, Acquisitions, Etc.* The Committee may also grant Options, Stock Appreciation Rights, Restricted Stock or other Awards under the Plan in substitution for, or in connection with the assumption of, existing options, stock appreciation rights, restricted stock or other awards granted, awarded or issued by another corporation and assumed or otherwise agreed to be provided for by the Company pursuant to or by reason of a transaction involving a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation to which the Company or a Subsidiary is a party. The terms and conditions of the substitute Awards may vary from the terms and conditions set forth in the Plan to the extent as the Board at the time of the grant may deem appropriate to conform, in whole or in part, to the provisions of the awards in substitution for which they are granted. Shares subject to substitute Awards granted pursuant to this Section 19 shall not be counted against the Plan's share reserve specified in Plan Section 4.1.

20. *Unfunded Plan.* The Plan will be unfunded and the Company will not be required to segregate any assets that may at any time be represented by Awards under the Plan. Neither the Company, its Affiliates, the Committee, nor the Board will be deemed to be a trustee of any amounts to be paid under the Plan nor will anything contained in the Plan or any action taken pursuant to its provisions create or be construed to create a fiduciary relationship between the Company and/or its Affiliates, and a Participant or Successor or Transferee. To the extent any person acquires a right to receive an Award under the Plan, this right will be no greater than the right of an unsecured general creditor of the Company.

21. *Limits of Liability.* Any liability of the Company to any Participant with respect to an Award will be based solely upon contractual obligations created by the Plan and the Award Agreement. Except as may be required by law, neither the Company nor any member of the Board or of the Committee, nor any other person participating in any determination of any question under the Plan, or in the interpretation, administration or application of the Plan, will have any liability to any party for any action taken, or not taken, in good faith under the Plan.

22. *Compliance with Applicable Legal Requirements.* No Shares distributable pursuant to the Plan will be issued and delivered unless the issuance of the Shares complies with all applicable legal requirements including, without limitation, compliance with the provisions of applicable state securities laws, the Securities Act of 1933, as amended and in effect from time to time or any successor statute, the Exchange Act and the requirements of the exchanges on which the Company's Shares may, at the time, be listed.

23. *Deferrals and Settlements.* The Committee may require or permit Participants to elect to defer the issuance of Shares or the settlement of Awards in cash under such rules and procedures as it may establish under the Plan. It may also provide that deferred settlements include the payment or crediting of interest on the deferral amounts.

24. *Other Benefit and Compensation Programs.* Payments and other benefits received by a Participant under an Award made pursuant to the Plan will not be deemed a part of a Participant's regular, recurring compensation for purposes of the termination, indemnity or severance pay laws of any country and will not be included in, nor have any effect on, the determination of benefits under any other employee benefit plan, contract or similar arrangement provided by the Company or an Affiliate unless expressly so provided by such other plan, contract or arrangement, or unless the Committee expressly determines that an Award or portion of an Award should be included to accurately reflect competitive compensation practices or to recognize that an Award has been made in lieu of a portion of competitive cash compensation.

25. *Beneficiary Upon Participant's Death.* To the extent that the transfer of a Participant's Award at death is permitted by this Plan or under an Agreement, (i) a Participant's Award shall be transferable to the beneficiary, if any, designated on forms prescribed by and filed with the Committee and (ii) upon the death of the Participant, such beneficiary shall succeed to the rights of the Participant to the extent permitted by law and this Plan. If no such designation of a beneficiary has been made, the Participant's legal representative shall succeed to the Awards, which shall be transferable by will or pursuant to laws of descent and distribution to the extent permitted by this Plan or under an Agreement.

26. *Event Payments*

(a) Notwithstanding the provisions of Plan Section 17 above, and except as provided in Plan Section 26(c), if any Award, either alone or together with other payments in the nature of compensation to a Participant that are contingent on a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company or otherwise, would result in any portion thereof being subject to an excise tax imposed under Code Section 4999, or any successor provision, or would not be deductible in whole or in part by the Company, an affiliate of the Company (as defined in Code Section 1504, or any successor provision), or other person making such payments as a result of Code Section 280G, or any successor provision, then such Award and/or such other benefits and payments shall be reduced (but not below zero) to the largest aggregate amount as will result in no portion thereof being subject to such an excise tax or being not so deductible.

(b) For purposes of Plan Section 26(a), (i) no portion of payments the receipt or enjoyment of which a Participant shall have effectively waived in writing prior to the date of distribution of an Award shall be taken into account; (ii) no portion of such Award, benefits and other payments shall be taken into account that in the opinion of tax counsel selected by the Company does not constitute a "parachute payment" within the meaning of Code Section 280G(b)(2), or any successor provision; and (iii) the value of any non-cash benefit or any deferred payment or benefit included in such payment shall be determined by the Company in accordance with the principles of Code Sections 280G(d)(3) and (4) or any successor provisions.

(c) If a Participant is subject to a separate agreement with the Company or an Affiliate that expressly addresses the potential application of Sections 280G or 4999 of the Code (including that "payments" under such agreement or otherwise will or will not be reduced, or will be "grossed up" for tax purposes), then Plan Section 26(a) will not apply, and any Award any portion of which would otherwise be subject to Plan Section 26(a) will instead be treated as a "payment" arising under such separate agreement.

(d) Any Award not paid as a result of this Plan Section 26 or reduced to zero as a result of the limitations imposed hereby, shall remain outstanding in full force and effect in accordance with the other terms and provisions of this Plan.

27. *Requirements of Law.* To the extent that federal laws do not otherwise control, the Plan and all determinations made and actions taken pursuant to the Plan will be governed by the laws of the State of Minnesota without regard to its conflicts-of-law principles and will be construed accordingly. If any provision of the Plan will be held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining parts of the Plan, and the Plan will be construed and enforced as if the illegal or invalid provision had not been included.

28. *Repricing; Shareholder Approval.* Except as provided in Plan Section 16, in no event may any Option or Stock Appreciation Right be amended to decrease the exercise price per share thereof, or be cancelled in conjunction with the grant of any new Option or Stock Appreciation Right with a lower exercise price, or otherwise be subject to any action that would be treated, for accounting purposes or under the rules of The Nasdaq Stock Market, Inc., as a "repricing" of such Option or Stock Appreciation Right, unless such amendment, cancellation or action is approved by the Company's shareholders in accordance with applicable law and rules of The Nasdaq Stock Market, Inc.

29. *Dividends and Dividend Equivalents.* An Award may, if so determined by the Committee, provide the Participant with the right to receive dividend payments or dividend equivalent payments with respect to Shares subject to the Award (both before and after the Shares subject to the Award are earned, vested or acquired), which payments may be either made currently or credited to an account for the Participant, and may be settled in cash or Shares, as determined by the Committee; provided, however, dividends or at dividend equivalents paid with respect to Shares or Share equivalents that are subject to the unvested portion of an Award whose vesting is subject to the satisfaction of specified performance objectives (rather than time or service vesting conditions) will be subject to the same restrictions as the Share or Share equivalents to which such dividends or dividend equivalents relate. Any such settlements, and any such crediting of dividends or dividend equivalents or reinvestment in Shares, may be subject to such conditions, restrictions and contingencies as the Committee shall establish, including the reinvestment of such credited amounts in Share equivalents.

30. *Code Section 409A*. It is intended that (i) all Awards of Options, SARs and Restricted Stock under the Plan will not provide for the deferral of compensation within the meaning of Code Section 409A and thereby be exempt from Code Section 409A, and (ii) all other Awards under the Plan will either not provide for the deferral of compensation within the meaning of Code Section 409A, or will comply with the requirements of Code Section 409A, and the Committee shall endeavor to structure Awards and administer and interpret the Plan in accordance with this intent. The Plan and any Agreement may be unilaterally amended by the Company in any manner deemed necessary or advisable by the Committee or Board in order to maintain such exemption from or compliance with Code Section 409A, and any such amendment shall conclusively be presumed to be necessary to comply with applicable law. Notwithstanding anything to the contrary in the Plan or any Agreement, with respect to any Award that constitutes a deferral of compensation subject to Code Section 409A:

(a) If any amount is payable under such Award upon a termination of employment, a termination of employment will be deemed to have occurred only at such time as the Participant has experienced a "separation from service" as such term is defined for purposes of Code Section 409A; and

(b) If any amount shall be payable with respect to any such Award as a result of a Participant's "separation from service" at such time as the Participant is a "specified employee" within the meaning of Code Section 409A, then no payment shall be made, except as permitted under Code Section 409A, prior to the first business day after the earlier of (i) the date that is six months after the Participant's separation from Service or (ii) the Participant's death. Unless the Committee has adopted a specified employee identification policy as contemplated by Code Section 409A, specified employees will be identified in accordance with the default provisions specified under Code Section 409A.

Neither the Company, the Committee or any other person involved with the administration of this Plan shall in any way be responsible for ensuring the exemption of any Award from, or compliance by any Award with, the requirements of Code Section 409A. By accepting an Award under this Plan, each Participant acknowledges that the Company has no duty or obligation to design or administer the Plan or Awards granted thereunder in a manner that minimizes a Participant's tax liabilities, including the avoidance of any additional tax liabilities under Code Section 409A.

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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended August 27, 2011

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission File Number 0-17276

FSI INTERNATIONAL, INC.
(Exact name of Registrant as specified in its charter)

MINNESOTA	41-1223238
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3455 LYMAN BOULEVARD, CHASKA, MINNESOTA 55318-3052
(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code:
(952) 448-5440

Securities registered pursuant to Section 12(b) of the Securities Exchange Act:
Title of each class
Common Stock, no par value
Name of Exchange on which registered:
NASDAQ Global Market
Securities registered pursuant to Section 12(g) of the Securities Exchange Act:
None

Indicate by a check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933. Yes ☐ No ☑

Indicate by a check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by a checkmark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "accelerated filer," "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Securities Exchange Act of 1934.

Large accelerated filer	☐	Accelerated filer	☑
Non-accelerated filer	☐	Smaller reporting company	☐

Indicate by a check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act of 1934). Yes ☐ No ☑

The aggregate market value of the voting common stock held by non-affiliates of the Registrant, based on the closing price on February 25, 2011, the last business day of the Registrant's most recently completed second fiscal quarter, as reported on the NASDAQ Global Market, was approximately $152,763,000. Shares of common stock held by each officer and director have been excluded from this computation in that such persons may be deemed to be affiliates. This amount is provided only for purposes of this report on Form 10-K and does not represent an admission by the Registrant or any such person as to the status of such person.

As of October 28, 2011, the Registrant had issued and outstanding 38,861,000 shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement for the Annual Meeting of Shareholders to be held on January 18, 2012 and to be filed within 120 days after the Registrant's fiscal year ended August 27, 2011, are incorporated by reference into Part III of this Form 10-K Report. (The Audit and Finance Committee Report and the Compensation Committee Report included in the Registrant's proxy statement are expressly not incorporated by reference herein.)

PART I

Cautionary Information Regarding Forward-Looking Statements

Certain statements contained in this report on Form 10-K constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created by that statute. Typically we identify forward-looking statements by use of an asterisk "*". In some cases, you can identify forward-looking statements by terminology such as "expects," "anticipates," "intends," "may," "should," "plans," "believes," "seeks," "estimates," "could," "would" or the negative of such terms or other comparable terminology. Such forward-looking statements are based upon current expectations and beliefs and involve numerous risks and uncertainties, both known and unknown, that could cause actual events or results to differ materially from these forward-looking statements. For a discussion of factors that could cause actual results to differ materially from those described in this Form 10-K, see the discussion of risk factors set forth below in Item 1.A. of this report. Although we believe that the expectations reflected in the forward-looking statements are reasonable as of the date of this report, we cannot guarantee future results, levels of activity, performance or achievements. We undertake no duty to update any of the forward-looking statements after the date of this report.

The Gartner Reports described in this document (the "Gartner Reports") represent data, research opinions or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. ("Gartner"), a leading semiconductor equipment industry group, and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this document) and the opinions expressed in the Gartner Reports are subject to change without notice.

ITEM 1. BUSINESS

The Company

FSI International, Inc., a Minnesota corporation organized in 1973 ("FSI", the "Company", "we", "us"), designs, manufactures, markets and supports equipment used in the fabrication of microelectronics, such as advanced semiconductor devices. In fiscal 2011, we provided surface conditioning technology solutions and microlithography systems and support services to worldwide manufacturers of integrated circuits. FSI manufactures, markets and supports surface conditioning equipment that uses wet, cryogenic and other chemistry techniques to clean, strip or etch the surfaces of silicon wafers and supplies refurbished microlithography products that are used to deposit and develop light sensitive films. FSI's business is supported by service groups that provide finance, human resources, information services, sales and service, marketing and other administrative functions.

FSI directly sells and services its products in North America, Europe, and the Asia Pacific region, except for Japan. In Japan, FSI products are sold and serviced through Apprecia Technology, Inc. ("Apprecia"), a company in which FSI maintains a 20 percent equity ownership.

Industry Background

The complex process of fabricating semiconductor devices involves several distinct phases that are repeated numerous times. Because each production phase typically requires different processing technologies and equipment, no single semiconductor equipment supplier currently produces all types of tools needed to equip an entire state-of-the-art fabrication facility. Instead, semiconductor device manufacturers typically equip their facilities by combining manufacturing equipment produced by a number of suppliers. Each set of equipment performs specific functions in the manufacturing process.

Generally, increasing demand for computer chips, new computer chip designs, new materials of fabrication and new substrate (the underlying material upon which a semiconductor device or integrated circuit is formed) types – both size and composition – drives demand for new microelectronics manufacturing equipment and processes. For example, the industry has shifted towards single wafer processes from batch processes. Industries that use microelectronics increasingly demand higher performance devices from manufacturers. Over the last decade, device manufacturers have reduced the feature size and substantially increased the functionality of individual devices through a number of technological advances.

Our business depends upon the microelectronics manufacturers' capital equipment expenditures. Manufacturers' expenditures in turn depend on the current and anticipated market demand for products that use microelectronic devices. The microelectronics industry is cyclical in nature and experiences periodic downturns. Microelectronics manufacturers require equipment suppliers to take an increasingly active role in meeting the manufacturers' technology development and capital productivity requirements. Equipment suppliers satisfy this requirement by developing and supporting products and processes required to address the new trends in microelectronics manufacturing. These trends include development of smaller geometries, transition to new materials, migration to larger wafers and wafer level packaging (the technology of packaging an integrated circuit at wafer level).

As estimated by Gartner in September 2011, purchases of semiconductor equipment by microelectronics manufacturers totaled $32 billion in calendar 2010. Based upon the Gartner forecast in September 2011, spending on semiconductor equipment is expected to increase by 9% to $35 billion in calendar 2011 and decline by 20% from calendar 2011 to $28 billion in calendar 2012.*

Products

The sales mix between system sales and spare parts and service sales has varied from year to year. The following table sets forth, for the periods indicated, the amount of revenues and approximate percentages of our total revenues for systems and spare parts and service:

	Fiscal Year Ended					
	August 27, 2011		August 28, 2010		August 29, 2009	
	(Dollars in thousands)					
Systems	$70,326	72.6%	$63,557	69.9%	$32,879	65.1%
Spare parts and service	26,554	27.4%	27,428	30.1%	17,605	34.9%
	$96,880	100.0%	$90,985	100.0%	$50,484	100.0%

Systems

FSI surface conditioning ("SC") systems perform etching and cleaning operations for:

- front-end-of-line ("FEOL") fabrication steps, where integrated circuits or transistors are formed in and on the substrate during the manufacturing process;
- back-end-of-line ("BEOL") fabrication steps, where metal wiring levels are formed on the surface of the wafer and are connected to the transistors; and
- wafer-level packaging surface preparation, including cleaning, etching and stripping functions necessary to fabricate solder bumps or other terminal structures needed to connect the chip to the circuit board.

Today's most advanced integrated circuit ("IC") manufacturing involves more than 100 surface preparation steps. Many factors are considered when designing and optimizing a surface preparation process to meet a particular application need. These factors can include:

- cleaning and etching goals, which are related to the removal of wafer contaminants and films;
- selectivity goals, which are related to leaving desired films and structures intact; and
- manufacturing goals, which are related to cost, productivity, safety and environmental concerns.

The priority of each factor in determining the final surface preparation process can vary widely across the more than 100 different steps and depends on the contaminants that need to be removed, the materials that need to be preserved on the wafer surface, the dimensions of patterned features and overall process integration. These varied requirements and priorities indicate that no single surface preparation technology can provide the optimal process for every surface preparation requirement. FSI offers a range of technologies that allow us, with our customers, to select and optimize the best solution for each step. These technologies include batch and single wafer spray, batch immersion and single wafer cryogenic aerosol.

Batch Spray Processing Systems. Our batch spray processing systems, which include the ZETA® and MERCURY® Spray Cleaning Systems, are sophisticated SC systems that remove unwanted films and contaminants from the surface of semiconductor wafers at various stages in the microelectronic device fabrication process. Multiple cassettes that contain up to 27 wafers each are placed onto a turntable inside the system's process chamber. As the turntable rotates, dispense ports apply a chemical spray to the wafers' surfaces to dissolve and remove the undesirable films and contaminants. After chemical application, ultra pure water is sprayed on the wafer surfaces to rinse away the chemicals. Multiple chemical and rinse steps may be employed depending on the customer's specific application. The process sequence is completed with a drying step where a flow of nitrogen into the chamber dries the wafers and the chamber. Our control system and chemical mixing manifold allow the user to define, control and monitor a variety of chemical mixtures, temperatures and sequences. This enables the user to rapidly develop new processes and utilize the systems for multiple applications.

Our batch spray systems achieve state-of-the-art performance and are well suited for applications that require removal of high levels of contamination, such as implanted photoresist and unreacted salicide metal. Through efficient mixing and use of chemicals and water packaged in a small product footprint, customers may realize lower operational costs using our batch spray systems than with competing systems. ZETA® Systems are differentiated from our competition in that they dispense fresh chemicals during wafer processing as compared to wet bench systems that may use recirculated chemicals. Fresh chemical dispense leads to the lowest possible surface contamination levels, which is critical in the fabrication of advanced devices.

The ZETA® System is a fully-automated batch spray processor currently available in configurations for both 200 and 300mm wafers. The ZETA® System's advanced process controls, process capability and automation are ideal for leading technology nodes, particularly from 90 nanometers ("nm") to 32nm and below. Our ZETA® products provide a reliable, automated environment to move wafers to and from the process chamber. This tool's multi-chemical flow system allows for a wide range of chemical blend ratios. The system is also available in a lower cost semi-automated configuration capable of processing 150 or 200mm wafers.

Offered on ZETA® and ORION® Systems, our ViPR™ technology provides the industry with an all-wet non-ashing implanted resist strip process. Ashing is a method of stripping photoresist using an excited gas such as oxygen plasma, ozone or hydrogen-containing plasma. Ashing can cause surface damage and undesired material loss. ViPR™ provides a non-ashing alternative stripping methodology by raising the process chemistry temperature and reactivity higher than the traditional processes. The ViPR™ process is accomplished through FSI's patented steam injection chemistry.

In 2008, ViPR™ technology was expanded to include stripping of unreacted metals for metal silicide process steps, most notably the nickel platinum silicide process which traditionally used hazardous aqua regia chemistry. Aqua regia (a mixture of nitric acid and hydrochloric acid) is also known to attack nickel platinum silicide degrading 45 and 32nm device performance. ViPR™ has demonstrated its ability to efficiently strip the unreacted metals without attacking the silicide layer.

The MERCURY® System is a semi-automated batch spray processor designed for wafer sizes up to 200mm in diameter and process technologies through the 90nm node. The system has been widely adopted by the IC manufacturing industry, with nearly 1,000 systems shipped to customers since its introduction in 1989. MERCURY® Systems provide the benefits of high performance cleaning, etching and stripping with the added advantage of low capital cost and low cost of ownership and a small footprint.

Single Wafer Cleaning Systems. Our newest platform, the ORION® Single Wafer Cleaning System, is for cleaning 300mm semiconductor wafers in a closed chamber, single wafer environment. The ORION® platform uses FSI's core technologies, including ViPR™ technology, in-line chemical blending, energetic aerosol chemical and water delivery, recipe driven process flexibility and closed chamber environmental control. Its small footprint modular design has the flexibility to enable clustering of different chamber types and the extendibility to add modules to increase maximum throughput. In addition to offering a highly productive and space efficient cleaning solution, the system's unique closed chamber permits control of the environment in which the wafer is processed. Benefits include elimination of water marks, reduction of oxidation and related material loss, prevention of galvanic corrosion of metal film stacks, and the use of our proprietary ViPR™ technology to strip implanted photoresist and salicide metal residues.

Since its introduction in 2008, ORION® Systems have proven their ability to enable BEOL copper / low-k interconnect cleans and have been accepted for 45nm, 32nm and 28nm manufacturing. ORION® Systems are also currently being used in 22nm development activities.

CryoKinetic Processing Systems. Our ANTARES® CryoKinetic Cleaning System is a fully automated, single wafer cleaning platform designed for 200 and 300mm wafers. CryoKinetic cleaning is a physical energy transfer process used to remove non-chemically bonded particles from the surface of a microelectronic device. These systems offer a field-proven history of removing surface particle defects and improving customer yields. The ANTARES® System uses an all-dry non-chemically reactive method for removing defects from all surface types from the beginning to the end of the device manufacturing process. Of particular benefit to our customers is its inherent compatibility with new device materials and smaller device features.

CryoKinetic cleaning technology allows our customers to insert particle removal steps in the manufacturing line where previous or traditional wet cleaning and scrubber methods have been phased out due to their incompatibility with new materials and their propensity to cause watermark residue and surface charge defects. Implementing the CryoKinetic clean technology allows our customers to recover yield that would normally be lost where traditional approaches cannot be used, such as after in-line electrical testing of wafers. In-line testing creates debris on the wafer surface that cannot be removed with traditional cleaning methods due to the sensitivity of the exposed materials (copper and low-k dielectrics). The ANTARES® System can eliminate defects created by in-line electrical probing so IC makers can collect electrical test data without scrapping wafers.

We believe the technical capabilities of the ANTARES® System extend beyond current technology nodes and may result in increased customer acceptance due to the limitations of wet scrubbing methods.*

Immersion Processing Systems. Immersion cleaning systems are used to clean silicon wafers by immersing wafers in multiple tanks filled with process chemicals. These systems enable the implementation of high performance isopropyl alcohol ("IPA") assisted drying to meet the critical cleaning requirements for 90, 65, and 45nm technology nodes. Our MAGELLAN® Immersion Cleaning System is a fully automated immersion cleaning product designed for either 200 or 300mm wafers at advanced technology nodes and is capable of multiple cleans, including critical clean, resist strip and etch. We believe this system compares favorably to competing systems through its process performance, flexibility, extendibility, and rapid cycle time in a footprint that is smaller than the leading competition when configured for specific applications. The MAGELLAN® Immersion Cleaning System incorporates a portfolio of exclusive intellectual property, including our Surface Tension Gradient (STG®) rinse/dry technology, SymFlow® etch technology, ozone oxide re-growth technology, and narrow-gate-compatible MegaLens™ Acoustic Diffuser megasonic cleaning technology. The MAGELLAN® System is qualified for several processes including FEOL critical clean, FEOL photoresist strip and post-ash clean, as well as oxide etch and nitride etch.

Resist Processing Systems. Our POLARIS® Microlithography System is used to deposit polyimide resist and photoresist, light-sensitive, etch-resistant materials used to transfer an image to the surface of a silicon wafer, or similar material wafer, and then bake, chill and develop the deposited material after exposure. We are focused on providing cost effective solutions to our existing base of POLARIS® System customers and for specialized markets, including wafer level packaging, micro-electromechanical systems, and thin film media storage devices. Through our POLARIS® Refresh Program™, in which customers can purchase pre-owned, certified POLARIS® clusters (an integrated environmentally isolated manufacturing system consisting of process, transport, and cassette modules mechanically linked together) made of both new and/or re-manufactured modules. This allows customers to add capacity for a lower capital investment. The ratio of new to pre-owned modules is based on customer expectations and the availability of used modules. These systems are able to accommodate a variety of processes and can be purchased in a new configuration or a system can be reconfigured and upgraded to match previously installed configurations.

Spare Parts and Service

We offer system and subsystem upgrade packages, spare part kits, individual spare part components, robot refurbishment and replacement, and support services that provide product and process enhancements to extend the life of previously purchased and installed systems. Our customer service and process engineers assist and train customers worldwide to perform preventive maintenance on, and to service, our equipment. In addition, our process engineering groups develop process applications to expand the capabilities of our equipment. These upgrade and spare part packages and support service programs enable our worldwide customers to realize a higher return on their capital investment. We sell a variety of process, service and maintenance programs. A number of customers have purchased maintenance contracts in which our service employees work at the customer's facility to provide process, service and maintenance support for our equipment.

Backlog and Seasonality

Our backlog consists of customer purchase orders with delivery dates within the next 12 months. Our backlog was $18.0 million at fiscal 2011 year-end and $16.0 million at fiscal 2010 year-end. Approximately 61% of our backlog at fiscal 2011 year-end was comprised of orders from two customers. Approximately 46% of our backlog at fiscal 2010 year-end was comprised of orders from two other customers. All orders are subject to cancellation by the customer and in some cases a penalty provision could apply to a cancellation.

In fiscal 2011 and 2010, no significant purchase orders were canceled. Because of the timing and relative size of certain orders we receive and possible changes in delivery schedules and order cancellations, our backlog can vary from time to time so that backlog as of any particular date is not necessarily indicative of actual sales for any subsequent period. Our business is cyclical but is not seasonal to any significant extent.

Research and Development

We believe that our future success depends in large part on our ability to enhance and advance, in collaboration with our customers and other equipment and materials manufacturers, our existing SC product lines to meet the changing needs of microelectronics manufacturers. We believe that industry trends, such as the use of smaller circuit geometries, the increased use of larger substrates and manufacturers' increased desire for integrated processing equipment, will make highly automated and integrated systems, including single substrate processing systems, more important to customers. For assistance in our development efforts, we maintain relationships with our customers and industry consortium, who help identify and analyze industry trends and assess how our development activities meet the industry's advanced technology needs.

Our current research and development programs are focused on creating new processes and technologies for cleaning substrates without damaging the smaller patterned features being used for the most advanced IC devices. We are also conducting programs to increase process control and flexibility through monitoring and software management systems and process automation, robotics automation in the cleanroom, and integration of our product offerings with other suppliers' products. Each of these programs involves collaboration with customers and other equipment manufacturers to ensure proper machine configuration and process development to meet industry requirements.

We maintain an 8,000-square-foot, state-of-the-art demonstration and process development laboratory for our SC business at our Chaska, Minnesota facility. In addition, we lease 6,000 square feet of laboratory and office space in Allen, Texas for demonstration of our POLARIS resist processing products.

Expenditures for research and development, which are expensed as incurred, during fiscal 2011 were approximately $12.8 million, representing 13.2% of total sales. Expenditures for research and development during fiscal 2010 were approximately $12.7 million, representing 14.0% of total sales, and expenditures for research and development during fiscal 2009 were approximately $14.7 million, representing 29.1% of total sales.

We expect to continue to make substantial investments in research and development.* We also recognize the importance of managing product transitions successfully, as the introduction of new products could adversely affect sales of existing products.

Marketing, Sales and Support

We market our products worldwide to manufacturers of microelectronic devices. Our marketing and sales efforts are focused on building long-term collaborative relationships with our customers. These efforts are supported by marketing, sales, and service personnel, along with applications engineers. Our worldwide teams work collaboratively with individual IC manufacturers, in FSI process laboratories and at customer sites, to integrate FSI developed products and process innovations into customer process flows and optimize them according to customer priorities.

During fiscal 2011, we directly sold and serviced our products in North America, Europe and the Asia Pacific region, and through Apprecia in Japan.

By providing a full portfolio of direct support services, we are able to develop stronger relationships with our customers who continue to show greater interest in expanding beyond their current use of our traditional spray cleaning technologies to include new FEOL and BEOL applications for batch and single wafer spray, as well as employing our advanced immersion and CryoKinetic technologies. Our improved and extensive regional support contributes to the continued success with foundry and memory device producers resulting in FSI products being used in advanced 45nm, 32nm and 28nm production, as well as 22nm and 14nm development activity.

Manufacturing, Raw Materials and Suppliers

We maintain manufacturing facilities in Chaska, Minnesota and Allen, Texas. We typically assemble our products and systems from components and prefabricated parts manufactured and supplied by others, including process controllers, robots, integrated circuits, power supplies, stainless steel pressure vessels, chamber bowls, valves and relays. Certain items manufactured by third parties are custom-made to our specifications. Typically, final assembly and systems tests are performed by our manufacturing personnel. Quality control is maintained through quality assurance programs with suppliers, incoming inspection of components, in-process inspection during equipment assembly, and final inspection and operation of manufactured equipment prior to shipment. We have a company-wide quality program in place, utilizing many of the key processes developed when we received ISO 9001 certification in 1994, ISO 9000:2000 certification in 2003 and ISO 14001:2004 certification in 2003 (which certifications expired in November 2008 with respect to ISO 9001 and ISO 9000:2000, and April 2009 with respect to ISO 14001:2004, when we decided to stop paying the required maintenance fee).

Certain components and subassemblies included in our products are obtained from a single supplier or a limited group of suppliers to ensure overall quality and delivery timeliness. We purchased approximately 20% of our fiscal 2011, approximately 23% of our fiscal 2010 and approximately 25% of our fiscal 2009 inventory purchases from two suppliers. Although we seek to reduce dependence on sole and limited-source suppliers, disruption or termination of certain of our inventory sources could have a temporary adverse effect on our operations. We believe that alternative sources could be obtained and qualified to supply these products, if necessary, but that production delays would likely occur in some cases.* Further, a prolonged inability to obtain certain components could have an adverse effect on our operating results, delay scheduled deliveries and damage our customer relationships.*

Competition

The semiconductor equipment industry is very competitive and marked by continuous technological challenges. Each of our products competes in markets defined by the particular IC fabrication process it performs. Significant competitive factors in the equipment market include system price, which encompasses total cost of ownership, quality, process performance, reliability, flexibility, extendibility, process or tool of record, and customer support.

We believe that once a device manufacturer has selected a particular supplier's capital equipment, the manufacturer generally relies upon that equipment for the specific production line application and, to the extent possible, subsequent generations of similar products. Accordingly, it is difficult to achieve significant sales to a particular customer once another supplier's capital equipment has been selected.

Many of our established competitors have greater financial, engineering, research, development, manufacturing, marketing, service and support resources. To remain competitive, we must invest in research and development, marketing, customer service and support programs, and also manage our operating expenses. We cannot ensure that we will have sufficient resources to continue to make these investments or that our products will continue to be viewed as competitive as a result of technological advances by existing or new competitors or due to changes in semiconductor technology.

Our products compete with, among others, the products of DaiNippon Screen Manufacturing Co. Ltd., Lam Research, SEMES Co., Applied Materials, Inc., Tokyo Electron Ltd. and several smaller companies. In addition, we compete with various small equipment refurbishment, equipment maintenance and spare parts providers.

Customers

We sell products from one or more of our product lines to most major microelectronics manufacturers. We have an extensive history of sales to several of the largest IC manufacturers and over 100 active customers worldwide. The following customers each accounted for 10% or more of our total sales in one or more of fiscal 2011, 2010 and 2009:

Customer	Fiscal 2011	Fiscal 2010	Fiscal 2009
Samsung Electronics	27%	32%	34%
Global Foundries	18%	♦	♦
Hynix Semiconductor, Inc.	♦	11%	♦

♦ Customer accounted for less than 10% of our total sales during the fiscal year.

The loss of any of these customers could have a material adverse effect on our operations. We have experienced, and expect to continue to experience, fluctuations in our customer mix.* The timing of an order for our equipment is primarily dependent upon the customer's expansion program, replacement needs, or requirements to improve productivity and yields. Consequently, a customer who places significant orders in one year will not necessarily place significant orders in subsequent years.

Under the distribution agreement entered into on May 15, 2007 with Apprecia, Apprecia has exclusive distribution rights for five years with respect to our SC products in Japan. Prior to its expiration, the distribution agreement with Apprecia may be terminated only upon the occurrence of certain events or conditions or as otherwise mutually agreed. Starting in fiscal 2009, Apprecia was subject to a minimum purchase obligation.

Apprecia did not achieve the minimum purchase obligation in fiscal 2011, 2010 or 2009, and therefore, we have the right to terminate the agreement in accordance with its terms and conditions. We are not currently electing to terminate the agreement; however, we may elect to do so in the future if subsequent purchase obligations are not met.

Patents, Trademarks and Intellectual Property

Our success depends upon a variety of factors, including proprietary technology. It is important to protect our technology by obtaining and enforcing patents. Consequently, we have an active program to file patent applications in the United States and other countries on inventions we consider significant. We also possess other proprietary intellectual property, including trademarks, know-how, trade secrets and copyrights. We also protect our proprietary information through confidentiality agreements with our employees and various third parties.

We have a number of patents in the United States and other countries, with additional applications pending. These patents may be challenged, invalidated or circumvented, or may not provide any competitive advantages to us. Pending applications may not result in patents and the claims allowed in future patents may not be sufficiently broad to protect our technology. The laws of some foreign countries may not permit the protection of our proprietary rights to the same extent as under the laws of the United States. We believe that the protections afforded by our patents, patent applications, and other intellectual property rights have value. Because of rapidly changing technology, our future success depends on the know-how of our employees.

In the normal course of business, we occasionally receive and make inquiries about possible patent infringement. In dealing with such inquiries, it may be necessary or useful for us to obtain or grant licenses or other rights. However, we cannot ensure that such license rights will be available to us on commercially reasonable terms, or even at all. The inability to obtain certain license or other rights, or to obtain such licenses or rights on favorable terms, or the need to engage in litigation could have a material adverse effect on our business.

We offer our POLARIS® System pursuant to a non-exclusive license from Texas Instruments Incorporated ("TI"). We have converted the license to a fully-paid, worldwide license to sell and manufacture the POLARIS® System. We also have the non-exclusive right to manufacture and sell related TI modules. The license agreement with TI continues until terminated by either party upon a breach by the other, and the failure to cure, in accordance with the terms of the agreement.

We offer our ANTARES® CX Cleaning System under license agreements from IBM Corporation. The licenses require certain minimum and system-based royalties. Royalties are based on the "royalty portion revenues" of licensed equipment that excludes amounts for freight, taxes, customers' duties, insurance, discounts, and certain equipment not manufactured by us.

As of August 27, 2011, we had 60 U.S. patents. Expiration dates for these patents range from September 2012 to March 2028.

Employees

As of August 27, 2011, we had 354 full and part-time employees. Competition for highly skilled employees is intense. We believe that our future success depends upon our continued ability to retain and attract qualified employees. We are not subject to any collective bargaining agreements in the United States and have never been subject to a work stoppage. We are subject to collective bargaining agreements in Italy and France covering 11 employees. We have never been subject to a work stoppage in Italy or France.

Environmental Matters

We implemented an enterprise-wide program to actively engage our employees to develop ways to, and emphasize the importance of, protecting the environment in everyday life at FSI. Our programs include recycling, water use reductions, chemical handling processes and equipment design for the environment.

We are subject to a variety of governmental regulations related to the discharge or disposal of toxic, volatile or otherwise hazardous chemicals used in the manufacturing and product development process. We believe that we are in compliance with these regulations and that we have obtained all necessary environmental permits to conduct our business. These permits generally relate to the disposal of hazardous wastes. If we fail to comply with present or future regulations, fines could be imposed, production and product development could be suspended, or operations could cease. Such regulations could require us to acquire significant equipment or take other actions necessary to comply with environmental regulations at a potentially significant cost. If we fail to control the use of, or adequately restrict the discharge and disposal of, hazardous substances, we could incur future liabilities.

We believe that compliance with federal, state and local provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, will not have a material effect upon our capital expenditures, earnings or competitive position in the foreseeable future.*

International Sales

International sales accounted for approximately 58% of total sales in fiscal 2011, 64% of total sales in fiscal 2010, and 71% of total sales in fiscal 2009. Additional information on our international sales for each of the last three fiscal years is disclosed in Note 12 of the Notes to Consolidated Financial Statements included in Item 8 of this report.

Available Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 are available free of charge on our website at www.fsi-intl.com as soon as reasonably practicable after such reports have been filed with or furnished to the Securities and Exchange Commission ("SEC"). The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549, on official business days during the hours of 10:00 am to 3:00 pm. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site, http://www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Item 1A. Risk Factors

Our business faces significant risks. The risks described below are not the only risks we face. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial also may impair our business operations. If any of the events or circumstances described in the following risks occurs, our business, operating results or financial condition could be materially adversely affected. The following risk factors should be read in conjunction with the other information and risks set forth in this report.

Volatility in the global economy could adversely affect our business and operating results.

Financial markets in the United States, Europe and Asia have experienced extreme disruption in the past, including, among other things, volatility in securities prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuation of others, declines in consumer confidence, declines in economic growth, increases in unemployment rates, and uncertainty about economic stability. These conditions have had a significant adverse impact on our industry and financial condition and results of operations. Further changes in the global economy could lead to challenges in our business and negatively impact our financial condition and results of operations. A tightening of credit in financial markets adversely affects the ability of our customers and suppliers to obtain financing for significant purchases and operations and could result in a decrease in orders and spending for our products and services. We are unable to predict the likely duration and severity of any disruption in financial markets and adverse economic conditions and the effects they may have on our business and financial condition. Uncertain economic conditions could materially and adversely affect our business, financial condition and results of operations.

Because our business depends on the amount that manufacturers of microelectronics spend on capital equipment, downturns in the microelectronics industry may adversely affect our business and operating results.

The microelectronics industry experiences periodic downturns, which may have a negative effect on our business and our sales and other operating results. Our business depends on the amounts that manufacturers of microelectronics spend on capital equipment. The amounts they spend on capital equipment depend on the existing and expected demand for semiconductor devices and products that use semiconductor devices. When a downturn occurs, some semiconductor manufacturers experience lower demand and increased pricing pressure for their products. As a result, they are likely to purchase less semiconductor processing equipment and have sometimes delayed making decisions to purchase capital equipment. In some cases, semiconductor manufacturers have canceled or delayed orders for our products. Historically, the semiconductor equipment industry has experienced more pronounced decreases in net sales than the semiconductor industry as a whole. We have in the past experienced downturns in orders for new equipment as well as delays in or cancellations of existing orders. We cannot predict the extent and length of any future downturns in the industry.

We have, and expect to continue to have, significant working capital needs.

We have and expect to continue to have substantial capital expenditure and working capital needs. We do not have any revolving line of credit or other form of debt financing. In the future, if more cash is needed to fund operations than expected, we encounter unanticipated problems or expenses in our business, or we decide to make an investment in, or acquire, businesses, products or technologies, we may need to take additional cash-generating actions. Such actions may include the establishment of a financing facility or the sale of equity or debt securities. Depending on market conditions, it could be difficult for us to raise the additional cash needed without incurring significant dilution to our existing shareholders or agreeing to significant restrictions on our ability to operate as currently planned.

Our actual results may vary from the guidance we provide investors, which could cause our stock price to decline and subject us to lawsuits from investors.

We may provide earnings guidance from time to time. For a variety of reasons, our results of operations are difficult to predict and may vary significantly from quarter to quarter. Our ability to achieve forecasted results depends on a number of factors, including our assumptions regarding future performance, many of which are entirely outside of our control. Due to the uncertainties relating to assumptions that management makes in calculating our expected financial results, actual results may vary from the guidance we provide investors and may vary materially. Investors are cautioned not to place undue reliance on our earnings guidance. In addition, because we provide earnings guidance from time to time, our common stock may be subject to increased volatility and we may be subject to lawsuits by investors. Our stock price may decline following an announcement of disappointing earnings or earnings guidance or if we revise our earnings guidance downward as the estimates and assumptions we make in calculating guidance become more certain. Also, some companies that have made downward revisions to their earnings guidance or did not meet the guidance provided have been subject to lawsuits by investors. Such lawsuits may have merit and result in adverse settlements or judgments. Even if such lawsuits are dismissed or have no merit, they may be costly and may divert management's attention and other resources away from our business, which could harm our business and the price of our common stock.

We have incurred significant net losses in the past, our future revenues are inherently unpredictable, and we may be unable to maintain profitability.

We have incurred significant net losses in the past. Our operating results for future periods are subject to numerous uncertainties, and we cannot assure that we will be able to maintain profitability. It is possible that in future quarters our operating results will decrease from the previous quarter or fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock could significantly decline. Further, exacerbated or continuing declines in net income or increases in net losses could affect our operating results, liquidity or financial condition.

Because we derive a significant percentage of our quarterly revenues from bookings received during the quarter and from shipments made in the final weeks of the quarter, our quarterly revenues are difficult to predict.

We derive a significant percentage of our quarterly revenues from bookings received during the quarter and from shipments made in the final weeks of the quarter, making quarterly revenues difficult to predict. We generate a significant percentage of our quarterly revenues from orders received during the quarter and "turned" for shipment within the quarter. Any shortfall in expected "turns" orders will adversely affect quarterly revenues. There are many factors that can cause a shortfall in turns orders, including declines in general economic conditions or the businesses of our customers. In addition, we sometimes book a disproportionately large percentage of turns orders during the final weeks of the quarter. Any failure to receive, or delay in receiving, expected turns orders would adversely (and perhaps materially) affect quarterly revenues. We sometimes ship a disproportionately large percentage of our quarterly revenues during the final weeks of the quarter, and any delays in making those shipments could result in such revenue being recognized in the following quarter. Any failure to effect scheduled shipments by the end of a quarter would adversely affect quarterly revenues.

We derive our revenues primarily from a relatively small number of high-priced systems, sales of which significantly affect our quarterly operating results.

System sales constitute a significant portion of our total revenue. Our systems are priced from approximately $500,000 to up to $5 million per unit, and our revenues in any given quarter are dependent upon a rather limited number of sales of such systems. As a result, the inability to recognize revenue on even a few systems can cause a significant adverse impact on our revenues for that quarter.

We have a limited number of key customers, which may subject us to unpredictable revenue swings.

Sales to a limited number of large customers constitute a significant portion of our new orders, overall revenue and profitability. As a result, the actions of even one customer may subject us to revenue swings that are difficult to predict. Similarly, significant portions of our credit risk may, at any given time, be concentrated among a limited number of customers, so that the failure of even one of these key customers to pay its obligations to us could significantly impact our cash flow and operating results.

Failure of our products to gain market acceptance would adversely affect our business, operating results and financial condition.

We believe that our growth prospects depend upon our ability to gain customer acceptance of our products and technology, particularly newly developed products, such as our ORION® Single Wafer Cleaning System. Market acceptance of products depends upon numerous factors, including:

- compatibility with existing manufacturing processes and products;
- ability to displace incumbent suppliers;
- perceived advantages over competing products; and
- the level of customer service available to support such products.

Moreover, manufacturers often rely on a limited number of equipment vendors to meet their manufacturing equipment needs. As a result, market acceptance of our products may be affected adversely to the extent potential customers utilize a competitor's manufacturing equipment. There can be no assurance that sales of new products will remain constant or grow or that we will be successful in obtaining broad market acceptance of our systems and technology.

We expect to spend a significant amount of time and resources to develop new systems and enhance existing systems. In light of the long product development cycles inherent in our industry, we will make these expenditures well in advance of the prospect of deriving revenue from the sale of any new systems. Our ability to commercially introduce and successfully market any new systems is subject to a wide variety of challenges during this development cycle, including start-up bugs, design defects and other matters that could delay introduction of these systems to the marketplace. In addition, since our customers are not obligated by long-term contracts to purchase our systems, our anticipated product orders may not materialize or orders that do materialize may be canceled. As a result, if we do not achieve market acceptance of new products, we may not be able to realize sufficient sales of our systems in order to recoup research and development expenditures. The failure of any of our new products, including the ORION®, to achieve market acceptance would harm our business, operating results and financial condition.

If we do not continue to develop new products and processes, we will not be able to compete effectively.

Our business and results of operations could decline if we do not develop and successfully introduce new or improved products and processes that the market accepts. The technology used in microelectronics manufacturing equipment and processes changes rapidly. For example, the industry has shifted towards single wafer processes from batch processes. Industry standards change constantly and equipment manufacturers frequently introduce new products and processes. We believe that microelectronics manufacturers increasingly rely on equipment manufacturers like us to:

- design and develop more efficient manufacturing equipment;
- design and implement improved processes for use by microelectronics manufacturers; and
- make their equipment compatible with equipment made by other equipment manufacturers.

To compete, we must continue to develop, manufacture, and market new or improved products and processes that meet changing industry standards. To do this successfully, we must:

- select appropriate products;
- design and develop our products efficiently and quickly;
- implement our manufacturing and assembly processes efficiently and on time;
- make products that perform well for our customers;
- market and sell our products effectively; and
- introduce our new products in a way that does not unexpectedly reduce sales of our existing products.

Because we do not have long-term sales commitments with our customers, our operating results will be adversely affected if customers decide to reduce, delay or cancel orders or choose to buy from our competitors.

We depend and expect to continue to depend on a limited number of customers for a large portion of our business, and if our significant customers reduce, delay, or cancel orders, then our operating results could suffer. Our largest customers have changed from year to year, however, sales to our top five customers accounted for approximately 64% of total revenues in fiscal 2011, 63% of total revenues in fiscal 2010 and 55% of total revenues in fiscal 2009. Samsung Electronics accounted for approximately 27% of our revenues in fiscal 2011,

32% of our total revenues in fiscal 2010 and approximately 34% of our total revenues in fiscal 2009. Global Foundries accounted for approximately 18% of our total revenues in fiscal 2011. Hynix accounted for approximately 11% of our total revenues in fiscal 2010. We currently have no long-term sales commitments with any of our customers. Instead, we generally make sales under purchase orders. All orders are subject to cancellation or delay by the customer.

Our licensing practices related to international spare parts sales may subject us to fines and could reduce our ability to be competitive in certain countries.

In addition to offering our customers microelectronics manufacturing equipment, we provide replacement spare parts, spare part kits and assemblies. In late calendar 2006, we determined that certain of our replacement valves, pumps and heaters could fall within the scope of United States export licensing regulations to products that could be used in connection with chemical weapons processes. We determined that these regulations require us to obtain licenses to ship some of our replacement spare parts, spare part kits and assemblies to customers in certain controlled countries as defined in the export licensing regulations. During the second quarter of fiscal 2007, we were granted licenses to ship replacement spare parts, spare parts kits and assemblies to all customers in the controlled countries where we were conducting business.

The applicable export licensing regulations frequently change. Moreover, the types and categories of products that are subject to export licensing are often described in the regulations in general terms and could be subject to differing interpretations. If we do not maintain the appropriate export licenses, our business and results of operations could be adversely affected and we could be subjected to significant fines.

In the second quarter of fiscal 2007, we made a voluntary disclosure to the United States Department of Commerce to clarify our licensing practices and to review our practices with respect to prior sales of certain replacement valves, pumps and heaters to customers in several controlled countries.

In October 2009, we entered into a settlement agreement with the Office of Export Enforcement for $450,000. We paid $5,000 per month for ten months beginning in November 2009. The remaining $400,000 owed under the settlement was suspended for 12 months. The 12-month suspension period expired on October 29, 2010. We believe that we have maintained compliance with all export laws during the suspension period and do not anticipate any additional payments.

Product or process development problems could harm our results of operations.

Our products are complex, and from time to time have defects or bugs that are difficult and costly to fix. This can harm our results of operations in the following ways:

- we may incur substantial costs to ensure the functionality and reliability of products early in their life cycle;
- repeated defects or bugs can reduce orders, increase manufacturing costs, adversely impact working capital and increase service and warranty expenses;
- we may require significant lead times between product introduction and commercialization;
- harm our credibility with existing customers; and
- lead to commercial and/or product liability as a result of lawsuits.

As a result, we may have to write off inventory and other assets related to products and could lose customers and revenue. There is no assurance that we will be successful in preventing product and process development problems that could potentially harm our results of operations.

If the worsening of credit market conditions continues or increases, it could have a material adverse impact on our investment portfolio.

The short-term funding credit issues that began during the second half of calendar 2007 continue to impact liquidity in asset-backed commercial paper and to cause failed auctions in the auction rate securities market. If the global credit market continues to deteriorate, our investment portfolio may be impacted and we could determine that some of our investments are impaired. This could materially adversely impact our results of operations and financial condition.

Our investment portfolio includes auction rate securities ("ARS"). The ARS we currently hold have contractual maturities between 31 to 32 years. ARS are usually found in the form of municipal bonds, preferred stock, a pool of student loans or collateralized debt obligations. The interest rates of our ARS are reset every 28 days through an auction process and at the end of each reset period, investors can sell or continue to hold the securities at par.

The $2.0 million par value ARS we hold are backed by student loans and are collateralized, insured and guaranteed by the United States Federal Department of Education. In addition, all ARS held by us are rated by the major independent rating agencies, carry investment grade ratings and have not experienced any payment defaults.

Beginning in the second quarter of fiscal 2008, all of our ARS experienced failed auctions due to sell orders exceeding buy orders. Under the contractual terms, the issuer is obligated to pay penalty interest rates should an auction fail. We cannot liquidate our ARS until a successful auction occurs, the issuer redeems the ARS, a buyer is found outside of the auction process or the underlying securities have matured.

There is no assurance that future auctions of our ARS will be successful. As a result, our ability to voluntarily liquidate and recover the carrying value of some or all of the ARS we hold may be limited for an indefinite period of time. If an issuer of our ARS is unable to successfully close future auctions or does not redeem the ARS, or the United States government fails to support its guaranty of the obligations, we may be required to adjust the carrying value of the ARS and record impairment charges in future periods, which could materially affect our results of operations and financial condition.

Changes in demand caused by fluctuations in foreign currency exchange rates may reduce our international sales.

Almost all of our direct international sales are denominated in U.S. dollars. Nonetheless, changes in demand caused by fluctuations in interest and currency exchange rates may affect our international sales. We have direct sales, service and applications support and logistics responsibilities for our products in Europe and the Asia Pacific region, and accordingly, we incur labor, service and other expenses in foreign currencies. As of August 27, 2011, we had not entered into any hedging activities and our foreign currency transaction gains and losses for fiscal 2011 were insignificant. We periodically evaluate various hedging activities and other options to minimize fluctuations in foreign currency exchange rates. There is no assurance that we will be successful in minimizing foreign exchange rate risks and such failure may reduce our international sales or negatively impact our operating results.

Because of the need to meet and comply with numerous foreign regulations and policies, the potential for change in the political and economic environments in foreign jurisdictions and the difficulty of managing business overseas, we may not be able to sustain our historical level of international sales.

We operate in a global market. In fiscal 2011, approximately 58% of our sales revenue derived from sales outside of the United States. In fiscal 2010, approximately 64% of our sales revenue derived from sales outside the United States. In fiscal 2009, approximately 71% of our sales revenue derived from sales outside the United States. We expect that international sales will continue to represent a significant portion of total sales.* Sales to customers outside the United States involve a number of risks, including the following:

- imposition of government controls;
- compliance with U.S. export laws and foreign laws;
- political and economic instability;
- trade restrictions;
- changes in taxes and tariffs;
- longer payment cycles;
- difficulty of administering business overseas; and
- general economic conditions.

In particular, the Japanese and Asia Pacific markets are extremely competitive. The semiconductor device manufacturers located in these markets are very aggressive in seeking price concessions from suppliers, including equipment manufacturers like us.

We seek to meet technical standards imposed by foreign regulatory bodies. However, we cannot guarantee that we will be able to comply with those standards in the future. Any failure by us to design products to comply with foreign standards could have a significant negative impact on us.

Because of the significant financial resources needed to offer a broad range of products, to maintain customer service and support and to invest in research and development, we may be unable to compete with larger, better established competitors.

The microelectronics equipment industry is highly competitive. We face substantial competition throughout the world. We believe that to remain competitive, we will need significant financial resources to offer a broad range of products, to maintain customer service and support, and to invest in research and development. We believe that the microelectronics industry is becoming increasingly dominated by large manufacturers who have the resources to support customers on a worldwide basis. In the past several years, we have seen a trend toward consolidation in the microelectronics equipment industry. We expect the trend toward consolidation to continue as companies seek to strengthen or maintain their market positions in a rapidly changing industry.* This could lead to larger, stronger competitors. Some of our competitors have substantially greater financial, marketing, and customer-support capabilities than us. Large equipment manufacturers have or may enter the market areas in which we compete. In addition, smaller, emerging microelectronics equipment companies provide innovative technology. We expect that our competitors will continue to improve the design and performance of their existing products and processes. We also expect them to introduce new products and processes with better performance and pricing than their existing products and processes. We cannot guarantee that we will continue to compete effectively in the United States or elsewhere. We may be unable to continue to invest in marketing, research and development and engineering at the levels we believe necessary to maintain our competitive position. Our failure to make these investments could have a significant negative impact on our business, operating results and financial condition.

Manufacturing interruptions or delays could affect our ability to meet customer demand, while the failure to estimate customer demand accurately could result in excess or obsolete inventory.

Our business depends on our ability to supply equipment, services and related products that meet the rapidly changing requirements of our customers, which depends in part on the timely delivery of parts, components and subassemblies (collectively, parts) from suppliers. Some key parts may be subject to long lead-times and/or obtainable only from a single supplier or limited group of suppliers. Significant interruptions of manufacturing operations or the delivery of services could result in delayed deliveries to our customers, manufacturing inefficiencies, increased costs or order cancellations as a result of:

- the failure or inability of suppliers to timely deliver quality parts;
- volatility in the availability and cost of materials;
- difficulties or delays in obtaining required export approvals;
- information technology or infrastructure failures;
- difficulties related to planning or effecting business process changes;
- natural disasters (such as earthquakes, floods or storms); or
- other causes (such as regional economic downturns, pandemics, political instability, terrorism or acts of war).

Moreover, if actual demand for our products is different than expected, we may purchase more/fewer parts than necessary or incur costs for canceling, postponing or expediting delivery of parts. Any or all of these factors could materially and adversely affect our business, financial condition and results of operations.

Our backlog may not result in future net sales.

We schedule the production of our systems based in part upon order backlog. Due to possible customer changes in delivery schedules and cancellations of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. In addition, while we evaluate each customer order on a case by case basis to determine qualification for inclusion in backlog, there can be no assurance that amounts included in backlog ultimately will result in future sales. A reduction in backlog during any particular period, or the failure of our backlog to result in future sales, could harm our business and operating results.

Because we depend upon our management and technical personnel for our success, the loss of key personnel could place us at a competitive disadvantage.

Our success depends to a significant extent upon our management and technical personnel. The loss of a number of these key persons could have a negative effect on our operations. Competition is high for such personnel in our industry in all of our locations. We periodically review our compensation and benefit packages to ensure that they are competitive in the marketplace and make adjustments or implement new programs, as appropriate. We cannot guarantee that we will continue to attract and retain the personnel we require.

Our employment costs in the short-term are to a large extent fixed, and therefore any unexpected revenue shortfall could adversely affect our operating results.

Our operating expense levels are based in significant part on our headcount, which generally is driven by longer-term revenue goals. For a variety of reasons, particularly the high cost and disruption of lay offs and the costs of recruiting and training, our headcount in the short-term is, to a large extent, fixed. Accordingly, we may be unable to reduce employment costs in a timely manner to compensate for any unexpected shortfall in revenue or gross margin, which could have a material adverse effect on our operating results.

Because the development and protection of our intellectual property is important to our success, the loss or diminution of our intellectual property rights could adversely affect our business.

We attempt to protect our intellectual property rights through patents, copyrights, trade secrets, and other measures. However, we believe that our financial performance will depend more upon the innovation, technological expertise, and marketing abilities of our employees than on such protection. In connection with developing and protecting our intellectual property rights, we face the following risks:

- our pending patent applications may not be issued or may be issued with more narrow claims;
- patents issued to us may be challenged, invalidated, or circumvented;
- rights granted under issued patents may not provide competitive advantages to us;
- foreign laws may not protect our intellectual property rights; and
- others may independently develop similar products, duplicate our products, or design around our patents.

We occasionally receive notices from others alleging infringement claims, and we also consider seeking claims against others. We have been involved in patent infringement litigation in the past and we could become involved in similar lawsuits or other patent infringement claims in the future. We cannot guarantee the outcome of such lawsuits or claims, which may have a significant negative effect on our business or operating results.

We are exposed to various risks related to legal proceedings or claims.

We have in the past and may in the future be involved in legal proceedings or claims regarding patent infringement, intellectual property rights, contracts and other matters. These legal proceedings and claims, whether with or without merit, could be time-consuming and expensive to prosecute or defend, and could divert management's attention and resources. There can be no assurance regarding the outcome of future legal proceedings or claims. If we are not able to resolve a claim, negotiate a settlement of the matter, obtain necessary licenses on commercially reasonable terms and/or successfully prosecute or defend its position, our business, financial condition and results of operations could be materially and adversely affected.

There has and continues to be substantial litigation regarding patent and other intellectual property rights in the microelectronics industry. Commercialization of new products or further commercialization of our products could provoke claims of infringement by third parties. In the future, litigation may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us or to defend us against claimed infringement of the rights of others and to determine the scope and validity of our proprietary rights. Any such litigation could result in substantial costs and diversion of our effort, which alone could have a material adverse impact on our financial condition and operating results. Further, adverse determinations in such litigation could result in our loss of proprietary rights, subject us to significant liabilities to third parties, require us to seek licenses from third parties or prevent us from manufacturing or selling one or more products, any of which could have a material adverse effect on our financial condition and results of operations.

We generate minor amounts of liquid and solid hazardous waste and use licensed haulers and disposal facilities to ship and dispose of such waste. In the past, we have received notice from state or federal enforcement agencies that we are a potentially responsible party ("PRP") in connection with the investigations of several hazardous waste disposal sites owned and operated by third parties. In each matter, we have elected to participate in settlement offers made to all *de minimis* parties with respect to such sites. The risk of being named a PRP is that if any of the other PRPs are unable to contribute their proportionate share of the liability, if any, associated with the site, those PRPs that are financially capable could be held financially responsible for the shortfall.

Certain of our product lines are intended for use with hazardous chemicals. As a result, we are notified by our customers from time to time of incidents involving our equipment that have resulted in a spill or release of a hazardous chemical. We maintain product liability insurance in an effort to minimize our risk. However, in some cases it may be alleged that we or our equipment are at fault. There can be no assurance that any future litigation resulting from such claims would not have a material adverse effect on our business or financial results.

Our sales cycle is long and unpredictable, which could require us to incur high sales and marketing expenses with no assurance that a sale will result.

Sales cycles for some of our products can run as long as 12 to 18 months. As a result, we may not recognize revenue from efforts to sell particular products for extended periods of time. We believe that the length of the sales cycle may increase as some current and potential customers centralize purchasing decisions into one decision-making entity.* We expect this may intensify the evaluation process and require us to make additional sales and marketing expenditures with no assurance that a sale will result.

We may raise additional capital in the future through the issuance of equity securities, which may result in dilution to existing shareholders.

In order to expand our business, we may consider offering and issuing additional equity or equity-based securities. Holders of our securities may experience a dilution in the net tangible book value per share held by them and a reduction in their percentage of ownership if this occurs.

Future acquisitions may dilute our shareholders' ownership interests and have other adverse consequences.

Because of consolidations in the semiconductor equipment industry we serve and other competitive factors, our management may seek to acquire additional product lines, technologies, and businesses if suitable opportunities develop. Acquisitions may result in the issuance of our stock, which may dilute our shareholders' ownership interests and reduce earnings per share. Acquisitions also may increase debt levels and the related goodwill and other intangible assets, which could have a significant negative effect on our financial condition and operating results. In addition, acquisitions involve numerous risks, including:

- difficulties in absorbing the new business, product line, or technology;
- diversion of management's attention from other business concerns;
- entering new markets in which we have little or no experience; and
- possible loss of key employees of the acquired business.

Because of the volatility of our stock price, the ability to trade shares of our common stock may be adversely affected and our ability to raise capital through future equity financing may be reduced.

Our stock price has been volatile in the past and may continue to be so in the future. In fiscal 2011, our stock price ranged from $2.11 to $5.41 per share. In fiscal 2010, our stock price ranged from $0.83 to $5.17 per share and in fiscal 2009, our stock price ranged from $0.20 to $1.21 per share.

The trading price of our common shares is subject to wide fluctuations in response to various factors, some of which are beyond our control, including, but not limited to, factors discussed elsewhere in this report, and the following:

- failure to meet the published expectations of securities analysts for a given period;
- changes in financial estimates by securities analysts;
- press releases or announcements by, or changes in market values of, comparable companies;
- additions or departures of key personnel; and
- involvement in or adverse results from litigation.

The prices of technology stocks, including ours, have been particularly affected by extreme fluctuations in price and volume in the stock market generally. These broad stock market fluctuations may have a negative effect on our future stock price.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. In the future we could be the target of this type of litigation. Securities litigation may result in substantial costs and divert management's attention and resources, which could seriously harm our business.

Our common stock is at risk for delisting from the NASDAQ Global Market. If it is delisted, our stock price and the liquidity of our common stock may be impacted.

While our stock price has exceeded $1.00 per share during fiscal 2011, our stock price traded below $1.00 during fiscal 2010 and 2009. If, in the future, the bid price falls below $1.00 for 30 consecutive business days, we could receive notice from the NASDAQ Global Market stating that the bid price of our common stock had closed below the minimum $1.00 per share requirement for continued inclusion on the NASDAQ Global Market under Listing Rule 5450(a)(1). Under NASDAQ Listing Rule 5810(c)(3)(A), we would then have 180 calendar days to regain compliance. If at any time after receiving the notice, the bid price of our common stock closes at $1.00 per share or more for a minimum of 10 consecutive business days, the NASDAQ Global Market would notify us that we have achieved compliance with the minimum bid price rule. However, if we did not regain compliance with the minimum bid price rule within the 180 calendar days, the NASDAQ Global Market would determine whether we met the initial listing criteria for the NASDAQ Global Market other than the bid price requirement. If we met such criteria, we may be afforded additional time in order to regain compliance with the minimum bid price rule.

If we fail to meet NASDAQ's maintenance criteria, our common stock will be delisted from the NASDAQ Global Market.

If we fail to maintain the standards necessary to be quoted on the NASDAQ Global Market and our common stock is delisted, trading in our common stock may be conducted on the NASDAQ Capital Market or other available market, provided we meet the standards of such market. Our stock price, as well as the liquidity of our common stock, may be adversely impacted as a result.

Because our quarterly operating results are volatile, our stock price could fluctuate.

In the past, our operating results have fluctuated from quarter to quarter and are likely to do so in the future. These fluctuations may have a significant impact on our stock price. The reasons for the fluctuations in our operating results, such as sales, gross profits, and net loss, include:

- *The Timing of Significant Customer Orders and Customer Spending Patterns.* During industry downturns, our customers may ask us to delay or even cancel the shipment of equipment orders. Delays and cancellations may adversely affect our operating results in any particular quarter if we are unable to recognize revenue for particular sales in the quarter in which we expected those sales.
- *The Timing of Customer Acceptances.* Based on our revenue recognition policy, certain shipments to customers are not recognized until customer acceptance. Delays of customer acceptances may adversely affect our operating results in any particular quarter if we are unable to recognize revenue for particular sales in the quarter in which we expected those sales.
- *The Timing of New Product and Service Announcements By Us or Our Competitors.* New product announcements by us or our competitors could cause our customers to delay a purchase or to decide to purchase products of one of our competitors which would adversely affect our revenue and, therefore, our results of operations. New product announcements by others may make it necessary for us to reduce prices on our products or offer more service options, which could adversely impact operating margins and net income.

- *The Mix of Products Sold and the Market Acceptance of Our New Product Lines.* The mix of products we sell varies from period to period, and because margins vary among or within different product lines, this can adversely affect our results of operations. If we fail to sell products that generate higher margins, our average gross margins may be lower than expected. If we fail to sell our new product lines, our revenue may be lower than expected.
- *General Global Economic Conditions or Economic Conditions in a Particular Region.* When economic conditions in a region or worldwide worsen, customers may delay or cancel their orders. There also may be an increase in the time it takes to collect payment from our customers or even outright payment defaults. This can negatively affect our cash flow and our results.

As a result of these factors, our future operating results are difficult to predict. Further, we base our current and future expense plans in significant part on our expectations of our longer-term future revenue. We expect our expense levels to be relatively fixed in the short term. An unanticipated decline in revenue for a particular quarter may disproportionately affect our net income in that quarter. If our revenue is below our projections, then our operating results will also be below expectations. Any one of the factors we list above, or a combination of them, could adversely affect our quarterly results of operations, and consequently may cause a decline in our stock price.

Our restated articles of incorporation, as amended, our restated by-laws and Minnesota law make a takeover of our company more difficult and expensive, which may prevent certain changes in control and limit the market price of our common stock.

Our restated articles of incorporation, as amended, our restated by-laws and Section 302A.673 of the Minnesota Business Corporation Act contain provisions that might enable our management to resist a takeover of our company. Provisions in our amended and restated articles of incorporation, as amended, and restated by-laws may discourage, delay or prevent a merger or acquisition involving us that our shareholders may consider favorable. For example, our authorized but unissued shares of common stock and preferred stock are available for future issuances without shareholder approval, subject to any limitations imposed by the NASDAQ Global Market. Our board of directors may set the rights, preferences and terms of new preferred stock, without shareholder approval. With these rights and preferences, it could be more difficult for a third party to acquire us. In addition, our restated articles of incorporation, as amended, provide for a staggered board of directors, with directors serving for three-year terms, with approximately one-third of the directors coming up for re-election each year. Having a staggered board will make it more difficult for a third party to obtain control of our board of directors through a proxy contest, which may be a necessary step in any acquisition of us that is not favored by our board of directors.

Our management has broad discretion in allocating any net proceeds from the sale of securities.

We reserve the right to use any funds obtained from the sale of our securities in any manner which our management deems to be in our best interests and in the best interests of our shareholders in order to address changed circumstances or seek out new opportunities. As a result of the foregoing, our success will be substantially dependent upon the discretion and judgment of management with respect to the application and allocation of the net proceeds from any offering of our securities. Investors in any equity securities offered will be entrusting their funds to our management, upon whose judgment and discretion the investors must depend.

Political events, war, acts of terrorism, public health issues, natural disasters and other circumstances could materially adversely affect the Company.

War, acts of terrorism, geopolitical uncertainties, public health issues, and other business interruptions have caused and could cause damage or disruption to international commerce and the global economy, and thus could have a negative impact on us, our suppliers, vendors and customers. Our business operations are subject to interruption by natural disasters, fire, power shortages, terrorist attacks, and other hostile acts, labor disputes, public health issues, and other events beyond our control. Such events could decrease demand for our products, make it difficult or impossible for us to make and deliver products to our customers, or to receive components from our suppliers, and create delays and inefficiencies in our supply chain. Should major public health issues, including pandemics, arise, we could be negatively affected by more stringent employee travel restrictions, additional limitations in freight services, governmental actions limiting the movement of products between regions, delays in production ramps of new products, and disruptions in the operations of our suppliers. In the event of a natural disaster, losses and significant recovery time could be required to resume operations and our financial condition and operating results could be materially adversely affected.

We do not intend to pay dividends.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future.*

Item 1B. Unresolved Staff Comments

We do not have any unresolved staff comments.

ITEM 2. PROPERTIES

We own a 197,000-square-foot facility in Chaska, Minnesota. The facility contains certain product engineering, manufacturing, sales, administrative and support functions. It includes 8,500 square feet of class 1 and class 10 laboratory space; and 40,000 square feet of Class 1,000 and 10,000 cleanroom space; manufacturing support operations and a customer training center.

We currently have a sublease for approximately 8,000 square feet of space in Allen, Texas. The lease expires on August 31, 2012.

We also maintain small leased sales and service offices throughout Europe and Asia near our customer locations.

ITEM 3. LEGAL PROCEEDINGS

We are not subject to any material pending legal proceedings.

ITEM 4. REMOVED AND RESERVED

ITEM 4A. EXECUTIVE OFFICERS OF THE COMPANY

The executive officers are elected by the board of directors, generally for a term of one year, and serve until their successor is elected and qualified. The following table and discussion contains information regarding our current executive officers.

Name	Age	Position
John C. Ely(1)	52	Vice President, Global Sales, Marketing and Service
Patricia M. Hollister(2)	51	Chief Financial Officer and Assistant Secretary
Donald S. Mitchell(3)	56	Chairman and Chief Executive Officer
Benno G. Sand(4)	57	Executive Vice President, Business Development and Investor Relations and Secretary

(1) John Ely was named Vice President of Global Sales, Marketing and Service in March 2009. He previously served as Executive Vice President of Global Sales and Service from May 2003 to March 2009. Mr. Ely was the Executive Vice President; President, of our SC Division from August 2000 to June 2003. Mr. Ely was the SC Division's Sales/ Marketing/Applications Manager from 1997 to 2000; General Manager from 1995

to 1997; Product Specialist/Product Manager from 1989 to 1995; and in direct sales from 1985 to 1989. Prior to joining FSI, Mr. Ely was in sales and served as the Western Territory Manager of Galtek, a subsidiary of Entegris, Inc. Mr. Ely is a director of SCD Mountain View, Inc., one of our subsidiaries.

(2) Patricia Hollister has served as Chief Financial Officer since January 1998 and as Assistant Secretary since January 2000. She was our Corporate Controller from March 1995 to January 1998. Prior to joining FSI, Ms. Hollister was employed by KPMG LLP in Minneapolis, Minnesota where she served for over 12 years on various audit and consulting engagements, most recently as a Senior Manager. Ms. Hollister is a director of various FSI-owned foreign subsidiaries, as well as NVE Corporation.

(3) Donald Mitchell was named Chief Executive Officer and President of FSI in December 1999, was appointed a director of FSI in March 2000 and became Chairman of the Board of Directors for FSI in January 2002. From its formation in 1998 until December 1999, he was President of Air Products Electronic Chemicals, Inc., a division of Pennsylvania-based Air Products and Chemicals, Inc. From 1991 to 1998, he served as President of Schumacher Corporation, a leading global chemical equipment and services supplier to the semiconductor industry. Throughout his career with Schumacher Corporation, Mr. Mitchell held various executive positions, including Vice President of Operations and Vice President of Sales and Marketing. Mr. Mitchell is a director of FSI. Mr. Mitchell served as the 1999/2000 Chairman of the Board of Directors for Semiconductor Equipment and Materials International, a leading global industry trade association and was a member of the Board until July 2005.

(4) Benno Sand has served as Executive Vice President, Business Development and Investor Relations since January 2000. He has served as Executive Vice President since January 1992 and Secretary since March 2002. Mr. Sand also served as Chief Administrative Officer from January 1998 to December 1999, as Chief Financial Officer from October 1990 to January 1998, and as Vice President of Finance from October 1987 to January 1992. Mr. Sand is a director of various FSI-owned United States and foreign subsidiaries, as well as Apprecia and Sajan, Inc.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NASDAQ Global Market^SM under the symbol "FSII". The following table sets forth the highest and lowest daily sale prices, as reported by the NASDAQ Global Market for the fiscal periods indicated:

	2011		2010	
	High	Low	High	Low
Fiscal Quarter				
First	$3.38	$2.22	$2.40	$0.83
Second	4.82	3.25	3.47	1.13
Third	5.41	3.20	4.56	2.31
Fourth	4.76	2.11	5.17	2.65

There were approximately 435 record holders of our common stock on October 31, 2011.

We have never declared or paid cash dividends on our common stock. We currently intend to retain all earnings for use in our business and do not anticipate paying dividends in the foreseeable future.* Any future determination as to payment of dividends will depend upon our financial condition and results of operations and such other factors as are deemed relevant by our board of directors.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The table that follows presents portions of our consolidated financial statements and are not complete. You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report. The consolidated statement of operations data for the years ended August 27, 2011, August 28, 2010 and August 29, 2009, and the consolidated balance sheet data as of August 27, 2011 and August 28, 2010, are derived from our audited consolidated financial statements, which are included elsewhere in this report. The consolidated statements of operations data for the years ended August 30, 2008 and August 25, 2007 and the consolidated balance sheet data as of August 29, 2009, August 30, 2008 and August 25, 2007 are derived from our audited consolidated financial statements which do not appear in this report.

The historical results presented below are not necessarily indicative of the results to be expected for any future fiscal year or fiscal period.

Selected Historical Financial Data
(in thousands, except per share amounts)

	Fiscal Year Ended				
	August 27, 2011 (3)(4)	August 28, 2010 (3)(4)	August 29, 2009 (2)(4)	August 30, 2008 (2)(4)	August 25, 2007 (1)(2)(4)
Consolidated Statements of Operations Data:					
Sales	$ 96,880	$ 90,985	$ 50,484	$ 78,256	$116,233
Gross margin	40,316	42,918	16,427	32,637	46,880
Selling, general, and administrative expenses	19,277	17,684	19,504	29,027	34,569
Research and development expenses	12,768	12,703	14,674	18,962	24,086
Operating income (loss)	8,271	12,531	(17,751)	(15,352)	(11,775)
Gain on sale of marketable securities/ (impairment of investments)	—	54	110	(353)	(4,088)
Equity in earnings of affiliates	—	—	—	—	27
Net income (loss)	$ 8,323	$ 13,021	$(17,624)	$(14,002)	$(14,856)
Income (loss) per share – basic	$ 0.22	$ 0.39	$ (0.57)	$ (0.46)	$ (0.49)
Income (loss) per share – diluted	$ 0.21	$ 0.39	$ (0.57)	$ (0.46)	$ (0.49)
Weighted average common shares used in per share calculations – basic	38,677	33,301	31,129	30,648	30,413
Weighted average common shares used in per share calculations – diluted	39,178	33,628	31,129	30,648	30,413
Consolidated Balance Sheets Data:					
Total assets	$115,609	$102,298	$ 63,685	$ 87,653	$101,404
Total long-term debt	—	—	—	—	616
Stockholders' equity	93,521	82,803	50,657	67,658	80,766
Dividends	—	—	—	—	—

(1) During fiscal 2007, we recorded an impairment and loss on sale of investment of $4.1 million related to transactions with Apprecia.

(2) During fiscal 2009, we recorded severance and outplacement costs of $604,000 to cost of goods sold, $1,133,000 to selling, general and administrative expense and $875,000 to research and development expense. During fiscal 2008, we recorded severance and outplacement costs of $142,000 to cost of goods sold, $1,314,000 to selling, general and administrative expense and $536,000 to research and development expense. During fiscal 2007, we recorded severance and outplacement costs of $296,000 to cost of goods sold, $923,000 to selling, general and administrative expense and $592,000 to research and development expense. See Note 15 of the Notes to Consolidated Financial Statements for a discussion of the fiscal 2009 severance and outplacement costs.

(3) During fiscal 2011, we recorded discretionary compensation of $77,000 to cost of goods sold, $341,000 to selling, general and administrative expense and $132,000 to research and development expense. During fiscal 2010, we recorded discretionary compensation of $375,000 to cost of goods sold, $1,250,000 to selling, general and administrative expense and $875,000 to research and development expense.
(4) During fiscal 2011, we recorded an immaterial adjustment to beginning accumulated deficit and accumulated other comprehensive loss as of August 30, 2008 for certain intercompany accounting errors for periods through August 30, 2008. We corrected the remaining intercompany accounting errors related to fiscal 2010 and 2009 in fiscal 2011. See Note 1 of the Notes to Consolidated Financial Statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Application of Critical Accounting Policies and Estimates

In accordance with SEC guidance, those material accounting policies that we believe are the most critical to an investor's understanding of our financial results and condition and require complex management judgment are discussed below.

Our critical accounting policies and estimates are as follows:

- revenue recognition;
- valuation of long-lived assets;
- estimation of valuation allowances and accrued liabilities, specifically product warranty, inventory provisions and allowance for doubtful accounts;
- stock-based compensation; and
- income taxes.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the purchase price is fixed or determinable and collectibility is reasonably assured. If our sales to existing customers involve equipment that has been demonstrated to meet product specifications prior to shipment, we account for the product sales as a multiple element arrangement. Revenue from multiple element arrangements is allocated among the separate accounting units based on the relative selling price of each deliverable. We recognize the equipment revenue upon shipment and transfer of title. The other multiple elements include installation, service contracts and training. Equipment installation revenue is valued based on estimated service person hours to complete installation and quoted service labor rates and is recognized when the installation has been completed and the equipment has been accepted by the customer. Service contract revenue is determined based on estimated service person hours to complete the service and published or quoted service labor rates and is recognized over the contract period. Training revenue is determined based on quoted training class prices and is recognized when the customers complete the training classes or when a customer-specific training period has expired. The quoted service labor rates and training class prices are rates actually charged and billed to our customers.

All other product sales with customer-specific acceptance provisions are recognized upon customer acceptance. Future revenues may be negatively impacted if we are unable to meet customer-specific acceptance criteria. Revenue related to spare part sales is recognized upon shipment or delivery based on the title transfer terms. Revenues related to maintenance and service contracts are recognized ratably over the duration of such contracts.

The timing and amount of revenue recognized depends on whether revenue is recognized upon shipment versus acceptance. For revenue recognized upon acceptance, it is dependent upon when customer-specific criteria are met.

Valuation of Long-Lived Assets

We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An asset or asset group is considered impaired if its carrying amount exceeds the undiscounted future net cash flow the asset or asset group is expected to generate. If an asset or asset group is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. If estimated fair value is less than the book value, the asset is written down to the estimated fair value and an impairment loss is recognized.

If we determine that the carrying amount of long-lived assets may not be recoverable, we measure any impairment based on the fair value of the long-lived assets. Net long-lived assets amounted to $14.8 million as of August 27, 2011.

In fiscal 2011, we generated net income of $8.3 million. We did not generate positive cash flows from operations, primarily due to investments in inventory. If our long-term future plans do not yield positive cash flows in excess of the carrying amount of our long-lived assets, we may incur future impairments of those assets.*

Considerable management judgment is necessary in estimating future cash flows and other factors affecting the valuation of long-lived assets, and the operating and macroeconomic factors that may affect them. We use historical financial information, internal plans and projections and industry information in making such estimates.

Product Warranty

We record a liability for warranty claims at the time of sale. The amount of the liability is based on the trend in the historical ratio of claims to sales, new product sales and other factors. The warranty periods for new equipment manufactured by us generally ranges from six months to two years. Special warranty provisions are also accrued for major rework campaigns. Although management believes the likelihood to be relatively low, claims experience could be materially different from actual results because of the introduction of new, more complex products; competition or other external forces; manufacturing changes that could impact product quality; or as of yet unrecognized defects in products sold.

Warranty provisions and claims for the fiscal years ended August 27, 2011, August 28, 2010, and August 29, 2009 were as follows (in thousands):

	August 27, 2011	August 28, 2010	August 29, 2009
Beginning balance	$ 1,127	$1,702	$ 2,757
Warranty provisions	2,116	775	450
Warranty claims	(1,755)	(870)	(1,460)
Change in estimate	663	(480)	(45)
Ending balance	$ 2,151	$1,127	$ 1,702

During fiscal 2011, we increased the accrual for changes in estimates by $663,000 due to increased claims experience. During fiscal 2010, we reversed $480,000 of unused prior period warranty accruals associated with improved claims experience.

Inventory Provisions

We record provisions for inventory shrinkage and for potentially excess, obsolete and slow moving inventory. The amounts of these provisions are based upon historical loss trends, inventory levels, physical inventory and cycle count adjustments, expected product lives, forecasted sales demand and recoverability. Results could be materially different if demand for our products decreases because of economic or competitive conditions, length of the industry downturn, or if products become obsolete because of technical advancements in the industry or by us. In fiscal 2011 and fiscal 2010, we recorded approximately $2.0 million and $2.5 million, respectively, of additional inventory reserves associated primarily with engineering design changes. In fiscal 2011, we also scrapped approximately $3.4 million of obsolete inventory.

Allowance for Doubtful Accounts

Management must make estimates of the uncollectibility of accounts receivable. The most significant risk is the risk of sudden unexpected deterioration in the financial condition of a significant customer who is not considered in the allowance. Management specifically analyzes accounts receivable and analyzes historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Results could be materially impacted if the financial condition of a significant customer deteriorated and related accounts receivable are deemed uncollectible. Accounts receivable are determined to be past due based on payment terms and are charged off after management determines that they are uncollectible.

A rollforward of the allowance for doubtful accounts for the fiscal years ended August 27, 2011, August 28, 2010 and August 29, 2009 is as follows (in thousands):

	Balance at Beginning of Year	Recoveries	Bad Debt Expense	Write-offs	Balance at End of Year
Fiscal year ended August 27, 2011	$112	$—	$—	$—	$112
Fiscal year ended August 28, 2010	$125	$(13)	$—	$—	$112
Fiscal year ended August 29, 2009	$128	$(21)	$ 18	$—	$125

Stock-Based Compensation

We recognize compensation expense for all stock options granted under our stock incentive plan and employee stock purchase plan. We recorded stock compensation expense of $945,000 in fiscal 2011, $1,444,000 in fiscal 2010 and $482,000 in fiscal 2009.

We utilize a Black-Scholes option-pricing model to estimate fair value of each award on the date of grant. The Black-Scholes model requires the input of certain assumptions that involve management judgment. Key assumptions that affect the calculation of fair value include the expected life of stock-based awards and our stock price volatility. Additionally, we expense for only those shares expected to vest. The assumptions used in calculating the fair value of stock-based awards and the forfeiture rate of such awards reflect management's best estimates. However, circumstances may change and additional data may become available over time, which could result in changes to these assumptions that materially impact the fair value determination of future awards or their estimated rate of forfeiture. If factors change and we use different assumptions in future periods, the compensation expense recorded may differ significantly from the expense recorded in the current period. See Note 10 of Notes to Consolidated Financial Statements for additional information on stock-based compensation.

Income Taxes

Our effective income tax rate is based on income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. We have established valuation allowances against the U.S. and non-U.S. net operating losses to reflect the uncertainty of our ability to fully utilize these benefits given the limited carryforward periods permitted by the various jurisdictions. The evaluation of the realizability of our net operating losses requires the use of considerable management judgment to estimate the future taxable income for the various jurisdictions, for which the ultimate amounts and timing of such estimates may differ. We assessed both positive and negative factors and determined that there was not sufficient evidence at this time to reverse any portion of the valuation allowance. We will continue to evaluate the need to make adjustments to our valuation allowance based on anticipated future operating performance.

Significant judgment is required in determining our unrecognized tax benefits. We have established accruals using management's best judgment and adjust these accruals as warranted by changing facts and circumstances. A change in our tax liabilities in any given period could have a significant impact on our results of operations and cash flows for that period.

Industry Update

In September, Gartner decreased its calendar year 2011 and 2012 revenue forecasts for the semiconductor and equipment industries from those made in June of 2011. Gartner is now forecasting that semiconductor revenue will be flat in calendar 2011 at $300 billion (compared to revenue of $315 billion forecasted in June 2011), and will increase 4.6 percent in calendar 2012 (compared to an 8.6 percent increase forecasted in June 2011) from their re-forecasted amount. Gartner cited an increase in channel inventory, excess foundry and DRAM capacity and uncertainty related to global economic conditions as the reasons for their more cautious view. Memory logic and foundry producers are taking a more cautious approach to future revenue forecasts based on declining device demand, particularly related to personal computer unit demand.

Gartner is also forecasting foundry growth of 4.2 percent in 2011 and 6.1 percent in 2012. The 2011 and 2012 year-over-year increase in foundry revenue is expected to be led by foundry device content for smart phone and tablet products.

In September, Gartner forecasted that wafer fabrication equipment spending is expected to grow approximately 9 percent in calendar 2011 (compared to growth of 12 percent forecasted in June 2011). This forecast is being made despite the capacity investment delays announced by several major device producers. Gartner now expects wafer fabrication equipment spending to decline approximately 20 percent in calendar 2012 (compared to a 3 percent decline forecasted in June 2011) from their 2011 re-forecasted amount. Gartner attributed the decline to foundry overcapacity, inventory correction, slow demand for semiconductors and a decline in device average selling price.

Overview

Our business depends upon microelectronics manufacturers' capital equipment expenditures. Manufacturers' expenditures in turn depend on the current and anticipated market demand for products that use microelectronic devices. The microelectronics industry is cyclical in nature and experiences periodic downturns. Despite microelectronic industry trends, equipment suppliers like FSI are required to invest in research and development to produce products that enable the next generation device production. Trends in the microelectronics industry require that semiconductor manufacturers work with the supplier in the development of smaller geometries, the transition to new materials, migration to larger wafers and wafer level packaging.

Fiscal 2011 represented a year of transition from batch to single wafer products. This transition has been occurring over several years because of the increased use of larger substrates (300mm), increased use of integrated process equipment and a desire by microelectronics manufacturers to shorten cycle time by processing single wafer lots (primarily for logic and other application-specific devices). In fiscal 2011, over 50 percent of FSI's orders were for our ANTARES® and ORION® single wafer products, and the single wafer products' percentage contribution to total revenue is expected to increase further in fiscal 2012.* We expected operating margins would come under pressure as we made the investments required to gain broader market adoption of both our ORION® and ANTARES® single wafer products. We did not anticipate that global economic concerns, and to a much lesser extent the Japanese earthquake, would lead to a pause in capacity and technology investments for many of our customers. In response, we believe we made appropriate adjustments to our plans as events unfolded, including limited hiring and tighter controls on variable costs. However, we remained focused on completing strategic product evaluation programs.

We began fiscal 2011 with a focused list of strategic goals, which included the following:

- Gaining ORION® process tool of record status at several leading semiconductor manufacturers,
- Making the investments required to enable us to ramp ORION® and ANTARES® product manufacturing capacity, and
- Controlling product manufacturing and operating costs.

During the first half of fiscal 2011, in anticipation of growing ORION® and ANTARES® production orders, we made investments to increase our manufacturing integration and checkout capacity. This involves the integration of modules to complete a system and to run wafers through the system to check out the electromechanical systems for these products. In parallel, we continued to make progress toward reducing the manufacturing cycle time and lowering the overall production cost of these products. We also fortified our procurement and manufacturing engineering organization and increased our outsourcing in an effort to secure other cost reductions.

During the second half of fiscal 2011, we ramped up our ORION® production levels, resulting in a significant inventory investment in anticipation of evaluation system acceptances and related follow-on orders. However, due to a delay in the expected production increase at advanced technology nodes by several customers and order-specific tool configuration changes, the shipment and revenue recognition for several ORION® systems was delayed to fiscal 2012.We expect to utilize this inventory to fill both existing and anticipated orders as customers increase their leading edge production capacity in 2012.* We anticipate a meaningful increase in revenue contribution from the ORION® product in 2012.*

In fiscal 2011, we were able to more than double the number of ANTARES® systems shipped as compared to 2010. As device producers emphasize yield improvement for leading edge manufacturing processes, we expect a further increase in ANTARES® unit shipments in fiscal 2012.*

From a cost control perspective, we limited our staffing investments to recruiting and training manufacturing and field support personnel required to increase production capacity and to support product evaluation and product installation programs. Our engineering, research and development resources focused on supporting the evaluation programs, applications development and product cost reduction activities. During the year we also upgraded our IT systems to support global growth and improve our efficiency.

Our 2012 goals include expanding the applications for which our products can be used by existing and new customers, continuing to reduce product cost and manufacturing cycle time and improving our financial performance leverage.

Results of Operations

Sales Revenue and Shipments

Fiscal 2011 sales revenue increased to $96.9 million as compared to $91.0 million in fiscal 2010. The increase related to an increase in shipments from $91.1 million in fiscal 2010 to $97.2 million in fiscal 2011 associated with improved single wafer product sales related to the shift in the industry from batch to single wafer products. Fiscal 2010 sales revenue increased to $91.0 million as compared to $50.5 million in fiscal 2009. The increase in sales revenue in fiscal 2010 related to an increase in shipments from $47.8 million in fiscal 2009 to $91.1 million in fiscal 2010 associated with improved industry and overall global economic conditions.

Based upon our revenue recognition policy, certain shipments to customers are not recognized until customer acceptance. Therefore, depending on timing of shipments and customer acceptances, there are time periods where shipments may exceed sales revenue or due to timing of acceptances, sales revenue may exceed shipments.

International sales were $55.8 million for fiscal 2011, representing 58% of total sales during fiscal 2011, $58.1 million for fiscal 2010, representing 64% of total sales during fiscal 2010, and $35.8 million for fiscal 2009, representing 71% of total sales during fiscal 2009. The decrease in fiscal 2011 international sales as compared to fiscal 2010 related to decreases in Asia, partially offset by increases in Europe. The increase in fiscal 2010 international sales as compared to fiscal 2009 related to increases in all regions associated with improved industry conditions. See Note 12 of the Notes to Consolidated Financial Statements for additional information regarding our international sales.

We ended fiscal 2011 with a backlog of approximately $18.0 million as compared to $16.0 million at the end of fiscal 2010. Backlog consists of orders with delivery dates within the next 12 months for which a customer purchase order has been received. Because of the timing and relative size of orders and the possibility of cancellations or customer delays, backlog is not necessarily indicative of sales for future periods.

Gross Margin

Our gross profit margin fluctuates due to a number of factors, including the geographic and product mix; initial product placement discounts; utilization of manufacturing capacity; and the competitive pricing environment.

Gross margin as a percentage of sales was 41.6% for fiscal 2011 as compared to 47.2% for fiscal 2010 and 32.5% for fiscal 2009. The decrease in gross margin from fiscal 2010 to fiscal 2011 was primarily related to a change in product mix, and costs associated with product evaluation programs and, to a lesser extent, an increase in warranty expense. The decrease was partially offset by improved manufacturing capacity utilization and a decrease in discretionary compensation from $375,000 in fiscal 2010 to $77,000 in fiscal 2011 related to lower operating income in fiscal 2011 as compared to fiscal 2010. The increase in gross margin from fiscal 2009 to fiscal 2010 was due primarily to improved manufacturing utilization as a result of higher production and shipment levels. The increase was also due to product mix, reduced warranty claims in fiscal 2010 and $604,000 of severance expense recorded in fiscal 2009. The improvements were partially offset by $375,000 of discretionary compensation expense in fiscal 2010. There was no discretionary compensation expense in fiscal 2009.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $19.3 million, or 19.9% of total sales, in fiscal 2011, as compared to $17.7 million, or 19.4% of total sales, in fiscal 2010 and $19.5 million, or 38.6% of total sales, in fiscal 2009. The increase in selling, general and administrative expense in fiscal 2011 as compared to fiscal 2010 is due to a 22% increase in service personnel to support concurrent product evaluation programs, partially offset by a decrease in discretionary compensation from $1,250,000 in fiscal 2010 to $341,000 in fiscal 2011 related to lower operating income in fiscal 2011 as compared to fiscal 2010. The decrease in selling, general and administrative expenses in fiscal 2010 as compared to fiscal 2009 related primarily to the cost reduction initiatives associated with reductions in headcount and salary reductions taken in fiscal 2009 and improved service technician utilization rates. Severance costs included in selling, general and administrative expense were $1.1 million in fiscal 2009. The decrease of selling, general and administrative expenses in fiscal 2010 as compared to fiscal 2009 was partially offset by discretionary compensation expense of $1,250,000 in fiscal 2010 and higher non-cash stock compensation expense of $703,000 in fiscal 2010 compared to $301,000 in fiscal 2009. The higher non-cash stock compensation expense in fiscal 2010 was due to vesting under our employees stock purchase plan and the increase in our stock price. There was no discretionary compensation expense in fiscal 2009.

Research and Development Expenses

Research and development expenses for fiscal 2011 were $12.8 million, or 13.2% of total sales, as compared to $12.7 million, or 14.0% of total sales, in fiscal 2010 and $14.7 million, or 29.1% of total sales, in fiscal 2009. The increase in research and development expenses in fiscal 2011 as compared to fiscal 2010 related primarily to higher expenses associated with a 10% increase in personnel. This increase was offset by a decrease in discretionary compensation from $875,000 in fiscal 2010 to $132,000 in fiscal 2011 related to lower operating income in fiscal 2011 as compared to fiscal 2010. The increase was also offset by a decrease in non-cash stock compensation expense from $604,000 in fiscal 2010 to $202,000 in fiscal 2011. The decrease in fiscal 2010 as compared to fiscal 2009 related primarily to the cost reduction initiatives associated with reductions in headcount and salary reductions taken in fiscal 2009 and $875,000 of severance cost in fiscal 2009. The decrease was partially offset by discretionary compensation expense of $875,000 in fiscal 2010 and higher non-cash stock compensation expense of $604,000 in fiscal 2010 as compared to $129,000 in fiscal 2009. The higher non-cash stock compensation expense in fiscal 2010 was due to vesting under our employees stock purchase plan and the increase in our stock price. There was no discretionary compensation expense in fiscal 2009. The majority of our research and development resources are focused on broadening the applications capabilities of, and supporting demonstrations and evaluations for our products and product cost reduction efforts.

Gain on Sale of Marketable Securities

We recorded a gain on sale of marketable securities of $54,000 in fiscal 2010 and $110,000 in fiscal 2009 associated with ARS redemptions. See further discussion related to ARS transactions at Note 16 of Notes to Consolidated Financial Statements.

Income Tax Benefit

We recorded income tax benefit of $4,000 in fiscal 2011, primarily related to a refundable Minnesota research and development credit, which was partially offset by foreign income tax expense. We recorded income tax benefit of $63,000 in fiscal 2010, primarily related to the reversal of uncertain tax positions as a result of a lapse of the applicable statue of limitations. We recorded an income tax benefit of $84,000 in fiscal 2009 related primarily to research and development credit utilization in lieu of bonus depreciation and the reversal of uncertain tax positions as a result of a lapse of the applicable statue of limitations. As of August 27, 2011 and August 28, 2010, we had $392,000 and $410,000, respectively, of liabilities recorded related to unrecognized tax benefits. Accrued interest and penalties on these unrecognized tax benefits were $30,000 and $50,000, as of August 27, 2011 and August 28, 2010, respectively. We recognize potential interest and penalties related to income tax positions, if any, as a component of provision for income taxes on the Consolidated Statements of Operations. Included in the liability balance as of August 27, 2011 are approximately $362,000 of unrecognized tax benefits that, if recognized, will affect our effective tax rate.

Our deferred tax assets on the balance sheet as of August 27, 2011 have been fully reserved for with a valuation allowance. We assessed both positive and negative factors, including historical losses, projected taxable income and tax planning strategies and determined that there was not sufficient evidence at this time to reverse any portion of the valuation allowance. We will continue to evaluate the need to make adjustments to our valuation allowance based on anticipated future operating performance.

We are utilizing approximately $8.9 million of net operating loss carryforwards for fiscal 2011 federal income tax purposes. We had approximately $165.9 million of net operating losses at August 27, 2011 to be carried forward, which will begin to expire in fiscal 2019 through fiscal 2029, if not utilized. Of this amount, approximately $3.2 million is subject to Internal Revenue Code Section 382 limitations on utilization, which limits the amount that we can offset taxable income to approximately $1.4 million per year.

Net Income (Loss)

Net income was $8.3 million in fiscal 2011 as compared to net income of $13.0 million in fiscal 2010 and net losses of $17.6 million in fiscal 2009.

Liquidity and Capital Resources

Our cash, restricted cash, cash equivalents and marketable securities were approximately $22.6 million as of August 27, 2011, a decrease of $15.7 million from the end of fiscal 2010. The net decrease was primarily due to $14.8 million cash used in operations and $2.2 million of capital expenditures. The decrease was net of $0.7 million of proceeds from the issuance of other common stock under our stock plans.

As of August 27, 2011, we had investments in ARS reported at a fair value of $1.9 million after reflecting a $0.1 million other than temporary impairment against $2.0 million par value. The other than temporary impairment was recorded in fiscal 2008. We value our ARS using a mark-to-model approach that relies on discounted cash flows, market data and inputs derived from similar instruments. This model takes into account, among other variables, the base interest rate, credit spreads, downgrade risks and default/recovery risk, the estimated time required to work out the disruption in the traditional auction process and its effect on liquidity, and the effects of insurance and other credit enhancements.

The ARS we hold are marketable securities with long-term stated maturities for which the interest rates are reset every 28 days through an auction process. The auctions have historically provided a liquid market for these securities as investors historically could readily sell their investments at auction. Due to the liquidity issues experienced in global credit and capital markets, the ARS held by us have experienced multiple failed auctions, beginning on February 19, 2008, as the amount of securities submitted for sale has exceeded the amount of purchase orders. During the second quarter of fiscal 2008, we reclassified $8.5 million of ARS from current marketable securities to long-term marketable securities on the consolidated balance sheet due to difficulties encountered at auction and the conditions in the general debt markets, creating uncertainty as to when successful auctions may be reestablished. During fiscal 2008, $0.8 million of ARS were partially redeemed. An additional $3.0 million were redeemed in fiscal 2009 and $0.9 million were redeemed in fiscal 2010. During fiscal 2011, $1.8 million par value of ARS were sold at their net book value of $1.7 million.

All of the ARS held by us continue to carry investment grade ratings and have not experienced any payment defaults. The $2.0 million par value ARS held by us are backed by student loans and are collateralized, insured and guaranteed by the United States Federal Department of Education and are classified as long-term. ARS that did not successfully auction reset to the maximum interest rate as prescribed in the underlying indenture and the issuers of all of our holdings continue to be current with their interest payments. If uncertainties in the credit and capital markets continue, these markets deteriorate further or any ARS we hold are downgraded by the rating agencies, the Company may be required to recognize additional impairment charges.

In addition, these ARS may not provide the liquidity to us as we need it, and it could take until the final maturity of the underlying notes (from 31 to 32 years) to realize our investments' recorded value. Currently, there is a very limited market for any of these securities and future liquidations at this time, if possible, would likely be at a significant discount.

Accounts receivable increased by $4.3 million from the end of fiscal 2010. The increase in trade accounts receivable related primarily to the timing in shipments from 41% in the last month of the fourth quarter of fiscal 2010 to 73% in the last month of the fourth quarter of fiscal 2011. Shipments made in the final month of a quarter generally are not collected during that quarter. Trade receivables will fluctuate quarter to quarter depending on individual customers' timing of ship dates, payment terms and cash flow conditions. In certain situations, extended payment terms may be granted to customers.

Inventory increased by approximately $22.5 million to $48.6 million at the end of fiscal 2011, as compared to $26.1 million at the end of fiscal 2010. The increase in inventory occurred in all categories, primarily related to our ORION® and ANTARES® system production increases. Inventory provisions were $8.0 million at August 27, 2011, as compared to provisions of $9.4 million at the end of fiscal 2010. The decrease related primarily to scrapping $3.4 million of obsolete inventory, partially offset by $2.0 million of additional reserves.

Trade accounts payable increased by approximately $2.8 million to $11.2 million as of August 27, 2011, as compared to $8.4 million at the end of fiscal 2010, related to the timing of inventory receipts and vendor payments.

Deferred profit was $3.0 million at the end of fiscal 2011 and $2.7 million at the end of fiscal 2010.

As of August 27, 2011, our current ratio (the ratio of current assets to current liabilities) was 4.5 to 1.0, and working capital was $75.1 million.

The following table provides aggregate information about our contractual payment obligations and the periods in which payments are due (in thousands):

	Payments due by period				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Operating Lease Obligations	$ 988	$ 505	$460	$ 23	$—
Purchase Obligations(1)	9,438	9,438	—	—	—
Royalty Obligations	1,034	1,034	—	—	—
Other Long-Term Obligations(2)	1,125	125	500	500	—
Total	$12,585	$11,102	$960	$523	$—

(1) Purchase obligations include purchase orders entered into in the ordinary course of business.

(2) Other long-term obligations represent payments related to minimum royalty payments or discounts granted under a license agreement.

The contractual obligations table above does not include $0.4 million accrued for unrecognized tax benefits, as the timing of payments or reversals is uncertain.

Capital expenditures were $2.2 million in fiscal 2011, $0.6 million in fiscal 2010 and $0.3 million in fiscal 2009. The increase in capital expenditures in fiscal 2011 related to manufacturing infrastructure and information technology upgrades.

In October 2008, we authorized the use of up to $3.0 million of our cash to repurchase outstanding shares of our common stock to be effected from time to time in transactions in the public markets or in private purchases. The timing and extent of any repurchases will depend upon market conditions, the trading price of our shares and other factors, subject to the restrictions relating to volume, price and timing of share repurchases under applicable law. The repurchase program may be modified, suspended or terminated at any time by us without notice. We did not repurchase any of our common stock in fiscal 2011, 2010 or 2009.

We filed a shelf registration statement with the SEC on March 30, 2010 to register an indeterminate number of shares of common stock, preferred stock, warrants and units, the aggregate initial offering price of which is not to exceed $50 million. On June 14, 2010, we closed on a public offering of 6.2 million shares of our common stock at a public offering price of $3.05 per share. Net proceeds from the sale of the shares, after underwriter discounts and commissions and other offering expenses, were approximately $17.6 million. We used the net proceeds from the offering for general corporate and working capital purposes. Following the June 2010 stock offering, we have registered under the shelf registration statement an indeterminate number of shares of common stock, preferred stock, warrants and units with an aggregate initial offering price not to exceed $31 million.

We believe that with existing cash, cash receipts, cash equivalents, marketable securities and internally generated funds, there will be sufficient funds to meet our currently projected working capital requirements, and to meet other cash requirements through at least fiscal 2012.* We believe that success in our industry requires substantial capital to maintain the flexibility to take advantage of opportunities as they arise. One of our strategic objectives is, as market and business conditions warrant, to consider divestitures, investments or acquisitions of businesses, products or technologies. We may fund such activities with additional equity or debt financing.* The sale of additional equity or debt securities, whether to maintain flexibility or to meet strategic objectives, could result in additional dilution to our shareholders.*

Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our cash flows and earnings are subject to fluctuations in foreign exchange rates due to certain foreign investments. As of August 27, 2011, our investments included a 100% interest in our Europe and Asia sales and service offices and a 20% interest in Apprecia, which operates in Japan. We denominate the majority of our sales outside of the U.S. in U.S. dollars.

We have direct sales, service and applications support and logistics responsibilities for our products in Europe and the Asia-Pacific regions and incur labor, service and other expenses in foreign currencies. As a result, we may be exposed to fluctuations in foreign exchange rate risks.* As of August 27, 2011, we had not entered into any hedging activities and our foreign currency transaction gains and losses for fiscal 2011 were insignificant. We periodically evaluate various hedging activities and other options to minimize these risks.

We do not have significant exposure to changing interest rates as we currently have no material long-term debt. As of the end of fiscal 2011, amortized cost approximated market value for all outstanding marketable securities. We do not undertake any specific actions to cover our exposure to interest rate risk and we are not party to any interest rate risk management transactions. The impact on income before income taxes of a 1% change in short-term interest rates would be approximately $226,000 based on our cash, restricted cash, cash equivalents and marketable securities balances as of August 27, 2011.

As of August 27, 2011, our investment portfolio included ARS reported at a fair value of $1.9 million after reflecting a $0.1 million other than temporary impairment against $2.0 million par value. The other than temporary impairment was recorded in fiscal 2008. The interest rates of our ARS are reset every 28 days through an auction process and at the end of each reset period, investors can sell or continue to hold the securities at par.

The ARS held by us are backed by student loans and are collateralized, insured and guaranteed by the United States Federal Department of Education. All ARS held by us are rated by the major independent rating agencies and carry investment grade ratings and have not experienced any payment defaults.

All of our ARS have experienced failed auctions due to sell orders exceeding buy orders. These failures are not believed to be a credit issue, but rather reflect a lack of liquidity in the market for these securities. Under the contractual terms, the issuer is obligated to pay penalty interest rates should an auction fail. In the event we need to access funds associated with failed auctions, they are not expected to be accessible until a successful auction occurs, the issuer redeems the issue, a buyer is found outside of the auction process or the underlying securities have matured and are paid upon maturity in accordance with their terms.

We determined and recorded an other than temporary impairment of approximately $0.4 million as of August 28, 2008. Approximately $0.1 million of this other than temporary impairment was reversed in fiscal 2010 in connection with the redemption of approximately $0.9 million ARS at par value. Approximately $0.1 million of this other than temporary impairment was reversed in fiscal 2009 in connection with the redemption of approximately $3.0 million ARS at par value. During fiscal 2011, we sold approximately $1.8 million par value ARS at their net book value of $1.7 million. If the issuers of the ARS are unable to successfully close future auctions or do not redeem the ARS, or the United States government fails to support its guaranty of the obligations, we may be required to record additional impairment charges.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

FSI INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended August 27, 2011, August 28, 2010 and August 29, 2009
(in thousands, except per share amounts)

	2011	2010	2009
Sales	$96,880	$90,985	$ 50,484
Cost of goods sold	56,564	48,067	34,057
Gross margin	40,316	42,918	16,427
Selling, general and administrative expenses	19,277	17,684	19,504
Research and development expenses	12,768	12,703	14,674
Operating income (loss)	8,271	12,531	(17,751)
Interest expense	(3)	—	(41)
Interest income	92	103	261
Gain on sale of marketable securities	—	54	110
Other (expense) income , net	(41)	270	(287)
Income (loss) before income taxes	8,319	12,958	(17,708)
Income tax benefit	(4)	(63)	(84)
Net income (loss)	$ 8,323	$13,021	$(17,624)
Income (loss) per share			
Basic	$ 0.22	$ 0.39	$ (0.57)
Diluted	$ 0.21	$ 0.39	$ (0.57)
Weighted average common shares — basic	38,677	33,301	31,129
Weighted average common shares — diluted	39,178	33,628	31,129

The accompanying notes are an integral part of the consolidated financial statements.

FSI INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands)

	August 27, 2011	August 28, 2010
Assets		
Current assets:		
Cash and cash equivalents	$ 20,478	$ 34,365
Restricted cash	215	322
Trade accounts receivable, less allowance for doubtful accounts of $112	23,196	18,935
Inventories, net	48,630	26,145
Other receivables	2,627	2,489
Prepaid expenses and other current assets	1,614	1,184
Total current assets	96,760	83,440
Property, plant and equipment, net	14,805	13,204
Long-term marketable securities	1,907	3,612
Investment	460	460
Other assets	1,677	1,582
Total assets	$ 115,609	$ 102,298
Liabilities and Stockholders' Equity		
Current liabilities:		
Trade accounts payable	$ 11,226	$ 8,396
Accrued expenses	7,473	8,020
Deferred profit	2,997	2,669
Total current liabilities	21,696	19,085
Long-term accrued expenses	392	410
Commitments and contingencies (Notes 3 and 17)		
Stockholders' equity:		
Preferred stock, no par value; 9,700 shares authorized; none issued and outstanding	—	—
Series A Junior Participating Preferred stock, no par value; 300 shares authorized; none issued and outstanding	—	—
Common stock, no par value; 50,000 shares authorized; issued and outstanding, 38,861 and 38,544 shares, respectively	245,491	244,796
Accumulated deficit	(157,026)	(165,349)
Accumulated other comprehensive loss	(117)	(870)
Other stockholders' equity	5,173	4,226
Total stockholders' equity	93,521	82,803
Total liabilities and stockholders' equity	$ 115,609	$ 102,298

The accompanying notes are an integral part of the consolidated financial statements.

FSI INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

Years ended August 27, 2011, August 28, 2010 and August 29, 2009
(in thousands)

	Common Stock					
	Number of Shares	Amount	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Other Stockholders' Equity	Total
Balance August 30, 2008	30,839	$226,352	$(160,746)	$(218)	$2,270	$ 67,658
Stock issuance	797	210	—	—	—	210
Comprehensive loss:						
Foreign currency translation adjustment	—	—	—	(30)	—	(30)
Net loss	—	—	(17,624)	—	—	(17,624)
Total comprehensive loss	—	—	—	—	—	(17,654)
Stock compensation expense	—	—	—	—	443	443
Balance August 29, 2009	31,636	226,562	(178,370)	(248)	2,713	50,657
Net proceeds from public offering of common stock	6,210	17,605	—	—	—	17,605
Stock issuance	698	629	—	—	—	629
Comprehensive income:						
Foreign currency translation adjustment	—	—	—	(622)	—	(622)
Net income	—	—	13,021	—	—	13,021
Total comprehensive income	—	—	—	—	—	12,399
Stock compensation expense	—	—	—	—	1,513	1,513
Balance August 28, 2010	38,544	244,796	(165,349)	(870)	4,226	82,803
Stock issuance	317	695	—	—	—	695
Comprehensive income:						
Foreign currency translation adjustment	—	—	—	753	—	753
Net income	—	—	8,323	—	—	8,323
Total comprehensive income	—	—	—	—	—	9,076
Stock compensation expense	—	—	—	—	947	947
Balance August 27, 2011	38,861	$245,491	$(157,026)	$(117)	$5,173	$ 93,521

The accompanying notes are an integral part of the consolidated financial statements.

FSI INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended August 27, 2011, August 28, 2010 and August 29, 2009
(in thousands)

	2011	2010	2009
Operating Activities			
Net income (loss)	$ 8,323	$ 13,021	$(17,624)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:			
Stock compensation expense	945	1,444	482
Gain on sale of marketable securities	—	(54)	(110)
Depreciation	2,115	2,561	3,398
Amortization	—	—	61
Loss (gain) on sale or disposal of equipment	16	(88)	46
Changes in operating assets and liabilities:			
Restricted cash	107	121	(43)
Trade accounts receivable	(4,261)	(10,237)	916
Inventories	(22,485)	(4,932)	5,998
Prepaid expenses and other assets	(663)	918	2,933
Trade accounts payable	1,345	5,226	(1,135)
Accrued expenses	(563)	973	(3,530)
Customer deposits	—	(12)	5
Deferred profit	328	307	(1,505)
Net cash (used in) provided by operating activities	(14,793)	9,248	(10,108)
Investing Activities			
Capital expenditures	(2,247)	(618)	(325)
Sales of marketable securities	1,705	900	2,950
Proceeds from sale of equipment	—	88	—
Decrease in restricted cash	—	375	—
Decrease in other assets	—	—	116
Net cash (used in) provided by investing activities	(542)	745	2,741
Financing Activities			
Net proceeds from public offering of common stock	—	17,605	—
Net proceeds from issuance of common stock	695	629	210
Principle payments on capital leases	—	—	(841)
Net cash provided by (used in) financing activities	695	18,234	(631)
Effect of exchange rate on cash	753	(622)	(30)
(Decrease) increase in cash and cash equivalents	(13,887)	27,605	(8,028)
Cash and cash equivalents at beginning of year	34,365	6,760	14,788
Cash and cash equivalents at end of year	$ 20,478	$ 34,365	$ 6,760

The accompanying notes are an integral part of the consolidated financial statements.

FSI INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Description of Business and Summary of Significant Accounting Policies

Description of Business

FSI International, Inc. (the "Company") is a global supplier of surface conditioning equipment (process equipment used to etch and clean organic and inorganic materials from the surface of a silicon wafer) and technology and support services for microelectronics manufacturing. The Company's broad portfolio of batch and single-wafer cleaning products includes process technologies for immersion (a method used to clean silicon wafers by immersing the wafer in multiple tanks filled with process chemicals), spray (sprays chemical mixtures, water and nitrogen in a variety of sequences on to the microelectronic substrate), vapor (utilizes gas phase chemistries to selectively remove sacrificial surface films) and CryoKinetic (a momentum transfer process used to remove non-chemically bonded particles from the surface of a microelectronic device). The Company's support services programs provide product and process enhancements to extend the life of installed FSI equipment.

The Company's customers include microelectronics manufacturers located throughout North America, Europe, Japan and the Asia Pacific region.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of FSI International, Inc. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The Company's fiscal year ends on the last Saturday in August and is comprised of 52 or 53 weeks. Fiscal 2011, 2010 and 2009 each consisted of a 52-week period.

The Company determined that certain expenses were understated as a result of intercompany transactions being recorded improperly. The error was discovered prior to filing the first quarter fiscal 2011 Form 10-Q and was thought to be limited in nature. During the second quarter of fiscal 2011, additional analysis was performed. The Company corrected the error to properly present its consolidated financial statements as of and for the three and six months ended February 26, 2011 in accordance with generally accepted accounting principles. The Company adjusted beginning accumulated deficit by an immaterial amount of $778,000 to reflect the correction of the cumulative understatement of expenses for periods through August 30, 2008. The Company corrected the remaining understatement of $341,000 related to the fiscal year 2010 within the three months ended November 27, 2010 and $222,000 related to the fiscal year 2009 within the three months ended February 26, 2011.

As a result of recording the correcting adjustment for the cumulative understatement of expenses for periods though August 30, 2008, the consolidated balance sheet as presented for August 28, 2010 was adjusted. The Company increased accumulated deficit by $778,000 to $165.3 million from $164.6 million. The Company decreased accumulated other comprehensive loss from $1.6 million to $0.9 million.

As a result of recording the correcting adjustment for the cumulative understatement of expenses for periods subsequent to August 30, 2008, the consolidated statement of operations presented for fiscal 2011 was adjusted. Net income for fiscal 2011 was reduced by $563,000. The correction reduced diluted earnings per share by $0.02 to $0.23 for fiscal 2011.

The Company concluded that the impact of this error is not material to any one period within its previously issued financial statements. The Company determined that reflecting the cumulative correction within the financial statements as an immaterial revision to beginning accumulated deficit and as an adjustment to the consolidated statements of operations for fiscal 2011 is also not material. The Company will continue to reflect the revision to its beginning accumulated deficit for previously issued financial statements in its prospective filings with the SEC.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the purchase price is fixed or determinable and collectibility is reasonably assured. If the Company's sales to existing customers involve equipment that has been demonstrated to meet product specifications prior to shipment, the Company accounts for the product sale as a multiple element arrangement. Revenue from multiple element arrangements is allocated among the separate accounting units based on the relative selling price of each deliverable. The Company recognizes the equipment revenue upon shipment and transfer of title. The other elements include installation, service contracts and training. Equipment installation revenue is valued based on estimated service person hours to complete installation and quoted service labor rates and is recognized when the labor has been completed and the equipment has been accepted by the customer. Service contract revenue is determined based on estimated service person hours to complete the service and quoted service labor rates and is recognized over the contract period. Training revenue is determined based on quoted training class prices and is recognized when the customers complete the training classes or when a customer-specific training period has expired. The quoted service labor rates and training class prices are rates actually charged and billed to the Company's customers.

All other product sales with customer specific acceptance provisions are recognized upon customer acceptance. Revenue related to spare parts sales is recognized upon shipment or delivery based on the title transfer terms. Revenue related to maintenance and service contracts are recognized ratably over the duration of the contracts.

We collect various sales and value-added taxes on certain product and services sales. These product and services sales are accounted for on a net basis.

Other Comprehensive Income (Loss)

Other comprehensive loss pertains to revenues, expenses, gains, and losses that are not included in net loss, but rather are recorded directly in stockholders' equity. For fiscal 2011, 2010 and 2009, other comprehensive income (loss) consisted of foreign currency translation adjustments.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments purchased with an original maturity of three months or less and are valued at cost, which approximates fair values. The Company utilizes a cash management system under which a book cash overdraft may exist for its primary disbursement account. This overdraft represents uncleared checks in excess of cash balances in the bank account at the end of the reporting period and has been reclassified to current liabilities on the consolidated balance sheets and is reflected in cash provided by (used in) operating activities in the consolidated statements of cash flows. The Company transfers cash on an as-needed basis to fund cleared checks.

Marketable Securities

The Company accounts for its marketable securities as available-for-sale and reports them at fair market value. Fair market values of the Company's auction rate securities ("ARS") are based on a mark-to-model approach. In determining the fair market value of its ARS, the Company has made assumptions related to interest rates, credit worthiness of the issuer and the Company's ability and intent to hold the investments until recovery of fair value. The Company categorizes losses on debt securities available-for-sale or held-to-maturity determined by management to be other-than-temporarily impaired into losses due to credit issues and losses related to all other factors. Other-than-temporary impairment ("OTTI") exists when it is more likely than not that the security will mature or be sold before its amortized cost basis can be recovered. An OTTI related to credit losses is recognized through earnings. An OTTI related to other factors is recognized in other comprehensive income.

Allowance for Doubtful Accounts

The Company makes estimates of the uncollectibility of accounts receivable. Management specifically analyzes accounts receivable and analyzes historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Accounts receivable are determined to be past due based on payment terms and are charged off after management determines that they are uncollectible.

A rollforward of the allowance for doubtful accounts for the fiscal years ended August 27, 2011, August 28, 2010 and August 29, 2009 is as follows (in thousands):

	Balance at Beginning of Year	Recoveries	Bad Debt Expense	Write-offs	Balance at End of Year
Fiscal year ended August 27, 2011	$112	$—	$—	$—	$112
Fiscal year ended August 28, 2010	$125	$(13)	$—	$—	$112
Fiscal year ended August 29, 2009	$128	$(21)	$ 18	$—	$125

Inventories

Inventories are valued at the lower of cost, determined by the first-in, first-out method, or net realizable value. The Company records provisions for inventory shrinkage and for potentially excess, obsolete and slow moving inventory. The amounts of these provisions are based upon historical loss trends, inventory levels, physical inventory and cycle count adjustments, expected product lives, forecasted sales demand and recoverability.

Property, Plant and Equipment

Building and related costs are carried at cost and depreciated on a straight-line basis over a 5 to 30-year period. Leasehold improvements are carried at cost and depreciated over a three- to fifteen-year period or the term of the underlying lease, whichever is shorter. All other property, plant and equipment assets are carried at cost and depreciated on a straight-line basis over their estimated economic lives. Principal economic lives for these assets are one to seven years. Software developed for internal use is depreciated over three to five years beginning when the system is placed in service. Maintenance and repairs are expensed as incurred; significant renewals and improvements are capitalized.

Impairment of Long-Lived Assets

The Company assesses the impairment of long-lived assets, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An asset or asset group is considered impaired if its carrying amount exceeds the undiscounted future net cash flow the asset or asset group is expected to generate. If an asset or asset group is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. If estimated fair value is less than the book value, the asset is written down to the estimated fair value and an impairment loss is recognized.

Income Taxes

Deferred income taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting. The Company accounts for tax credits as reductions of income tax expense in the year in which such credits are allowable for tax purposes.

The Company's effective income tax rate is based on income, statutory tax rates and tax planning opportunities available to it in the various jurisdictions in which it operates. The Company has established valuation allowances against its U.S. and non-U.S. net operating losses to reflect the uncertainty of its ability to fully utilize these benefits given the limited carryforward periods permitted by the various jurisdictions. The evaluation of the realizability of the Company's net operating losses requires the use of considerable management judgment to estimate the future taxable income for the various jurisdictions, for which the ultimate amounts and timing of such estimates may differ. The Company assessed both positive and negative factors, including historical losses, projected taxable income and tax planning strategies and determined that there was not sufficient evidence at this time to reverse any portion of the valuation allowance. The Company will continue to evaluate the need to make adjustments to the valuation allowance based on anticipated future operating performance.

Product Warranty

Generally, the Company warrants to the original purchaser that new equipment manufactured be free from defects in material and workmanship for six months to two years, depending upon the product or customer agreement. Provision is made for the estimated cost of maintaining product warranties at the time the product is sold. Special warranty provisions are also accrued for major rework campaigns.

Warranty provisions and claims for the fiscal years ended August 27, 2011, August 28, 2010 and August 29, 2009 were as follows (in thousands):

	August 27, 2011	August 28, 2010	August 29, 2009
Beginning balance	$ 1,127	$1,702	$ 2,757
Warranty provisions	2,116	775	450
Warranty claims	(1,755)	(870)	(1,460)
Change in estimates	663	(480)	(45)
Ending Balance	$ 2,151	$1,127	$ 1,702

During fiscal 2011, the Company increased the accrual for changes in estimates by $663,000 due to increased claims experience. During fiscal 2010, the Company reversed $480,000 of unused prior period warranty accruals associated with improved claims experience.

Foreign Currency Translation

For each of our foreign operating subsidiaries the functional currency is generally its local currency. Assets and liabilities of foreign operations are translated into U.S. dollars using month-end exchange rates, and revenue and expenses are translated into U.S. dollars using average exchange rates. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive (loss) income in stockholders' equity.

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency. Foreign currency transaction gains (losses) are included in other income, net.

Income (Loss) Per Common Share

Basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted income per share is computed by dividing net income by the weighted average number of common stock and common stock equivalents outstanding during the period. The number of common stock equivalents excluded from diluted income per share was 2,970,000 for fiscal 2011 and 2,818,000 for fiscal 2010, because their exercise prices were greater than the average market price of the Company's common stock during the same respective periods. Diluted loss per common share for fiscal year 2009 does not include the effect of potential dilutive common stock equivalents as their inclusion would be antidilutive. The number of potential dilutive common stock equivalents excluded from the computation of diluted loss per share was 3,399,000 for fiscal 2009.

Use of Estimates

In preparing the consolidated financial statements in conformity with U. S. generally accepted accounting principles ("GAAP"), management must make decisions that impact the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures, including disclosures of contingent assets and liabilities. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. Estimates are used in determining, among other items, employee incentive accruals, inventory valuation, warranty reserves, allowance for doubtful accounts, valuation allowances on deferred tax assets, and future cash flows associated with impairment testing for other long-lived assets. These estimates and assumptions are based on management's best estimates and judgments. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors that management believes to be reasonable under the circumstances, including the current economic environment, adjusting such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual amounts could differ significantly from those estimated at the time the consolidated financial statements are prepared.

Employee Stock Plans

For fiscal 2011, 2010 and 2009, the Company's results of operations reflect compensation expense for new stock options granted and vested under its stock incentive plan and employees stock purchase plan during the fiscal year and the unvested portion of previous stock option grants which vested during the fiscal year.

(2) Concentration of Risk and Financial Instruments

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, marketable securities and trade accounts receivable.

The Company's customers consist of microelectronics manufacturers located throughout the world. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from them. The Company maintains an allowance for doubtful accounts receivable based upon expected collectibility of all accounts receivable.

The Company invests in a variety of financial instruments such as auction-rate securities and money market fund shares. The Company, by policy, limits the amount of credit exposure with any one financial or commercial issuer.

The carrying amount of the Company's financial instruments, which includes cash equivalents, short-term marketable securities, accounts receivable, accounts payable and accrued expenses, approximate fair value at August 27, 2011, due to their short maturities.

As of August 27, 2011 and August 28, 2010, all marketable securities were classified as available-for-sale. There were no short-term marketable securities as of August 27, 2011 and August 28, 2010. The carrying amount of long-term marketable securities was $1,907,000 as of August 27, 2011 and $3,612,000 as of August 28, 2010. The balance is net of an other-than-temporary impairment of $93,000 as of August 27, 2011 and $188,000 as of August 28, 2010. See Note 16 of the Notes to Consolidated Financial Statements for further discussion related to the impairment.

The Company manages its cash equivalents as a single portfolio of highly marketable securities, all of which are intended to be available to meet the Company's current cash requirements.

(3) Lease Commitments

The Company has operating lease agreements for equipment and manufacturing and office facilities. The future net minimum lease payments for all leases with noncancellable lease terms in excess of one year at August 27, 2011 are as follows (in thousands):

	Operating Leases
Fiscal Year Ending August:	
2012	$505
2013	257
2014	203
2015	22
2016	1
Thereafter	—
Total minimum lease payments	$988

Rental expense for all operating leases consisted of the following (in thousands):

	Fiscal Year Ended		
	August 27, 2011	August 28, 2010	August 29, 2009
Rent expense for operating leases	$872	$786	$1,213

(4) Inventories

Inventories are summarized as follows (in thousands):

	August 27, 2011	August 28, 2010
Finished goods, including evaluation systems	$ 6,696	$ 4,238
Work in process	22,848	9,453
Raw materials and purchased parts	19,086	12,454
	$48,630	$26,145

(5) Property, Plant and Equipment

The components of property, plant and equipment are as follows (in thousands):

	August 27, 2011	August 28, 2010
Land	$ 224	$ 224
Building and leasehold improvements	34,408	33,242
Office furniture and equipment	3,892	3,893
Computer hardware and software	15,022	14,666
Manufacturing equipment	1,855	1,717
Lab equipment	17,227	17,085
Tooling	233	233
Capital programs in progress	1,521	442
	74,382	71,502
Less accumulated depreciation and amortization	(59,577)	(58,298)
	$ 14,805	$ 13,204

(6) Accrued Expenses

Accrued expenses are summarized as follows (in thousands):

	August 27, 2011	August 28, 2010
Salaries and benefits	$1,290	$1,028
Discretionary compensation and bonus	805	2,964
Vacation	1,145	1,055
Product warranty	2,151	1,127
Other	2,082	1,846
	$7,473	$8,020

(7) Deferred Profit

Deferred profit as of the end of the fiscal year consists of (in thousands):

	August 27, 2011	August 28, 2010
Deferred revenue	$3,234	$2,865
Deferred cost of goods sold	(237)	(196)
Deferred profit	$2,997	$2,669

(8) Income Taxes

Income (loss) before income taxes was derived from the following sources (in thousands):

	Fiscal Year Ended		
	August 27, 2011	August 28, 2010	August 29, 2009
Domestic	$6,719	$12,399	$(16,984)
Foreign	1,600	559	(724)
	$8,319	$12,958	$(17,708)

Income tax benefit is summarized as follows (in thousands):

	Fiscal Year Ended		
	August 27, 2011	August 28, 2010	August 29, 2009
Current:			
Federal	$ 2	$ (8)	$ (83)
Foreign	(10)	(65)	(32)
State	4	10	31
	(4)	(63)	(84)
Deferred:			
Foreign	—	—	—
State	—	—	—
	—	—	—
	$ (4)	$ (63)	$ (84)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at August 27, 2011 and August 28, 2010 are as follows (in thousands):

	August 27, 2011	August 28, 2010
Deferred tax assets:		
Inventory	$ 4,262	$ 4,601
Deferred profit	404	82
Accounts receivable	42	42
Property, plant and equipment, net	1,237	1,150
Credit carryforwards	6,820	6,616
Net operating loss carryforwards	62,050	64,250
Accruals	1,255	1,817
Total gross deferred tax assets	76,070	78,558
Deferred tax liabilities:		
Other, net	506	445
Investment in foreign affiliate	118	118
Total gross deferred tax liabilities	624	563
Less valuation allowance	(75,446)	(77,995)
Net deferred tax assets	$ —	$ —

The effective income tax expense (benefit) differs from the expected statutory federal income tax as follows (in thousands):

	Fiscal Year Ended		
	August 27, 2011	August 28, 2010	August 29, 2009
Expected federal income tax expense (benefit)	$ 2,911	$ 4,535	$(6,198)
State income tax benefit before valuation allowance	197	337	(496)
Research activities credit	(167)	(50)	(225)
Foreign subsidiary income	(560)	—	—
Valuation allowance	(2,723)	(5,221)	6,660
Stock compensation expense	331	520	169
Change in unrecognized tax benefits	(36)	(68)	(32)
Other items, net	43	(116)	38
	$ (4)	$ (63)	$ (84)

A reconciliation of the beginning and ending amount of total gross unrecognized tax benefits is as follows (in thousands):

	Fiscal Year Ended		
	August 27, 2011	August 28, 2010	August 29, 2009
Beginning balance	$ 410	$ 512	$ 583
Decrease related to prior year tax position	(131)	(174)	(139)
Increase related to current year tax positions	113	72	68
Ending balance	$ 392	$ 410	$ 512

The Company recorded a tax benefit of $4,000 for fiscal 2011 related primarily to a refundable Minnesota research and development credit, which was partially offset by foreign income tax expense. The Company recorded a tax benefit of $63,000 for fiscal 2010 related primarily to the reversal of uncertain tax positions as a result of the lapse of the applicable statute of limitations. The Company recorded a tax benefit of $84,000 for fiscal 2009 related primarily to research and development credit utilization in lieu of bonus depreciation and the reversal of uncertain tax positions as a result of a lapse of the applicable statute of limitations.

The Company is utilizing approximately $8.9 million of net operating loss carryforwards for fiscal 2011 federal income tax purposes. The Company had approximately $165.9 million of net operating loss at August 27, 2011 to be carried forward, which will begin to expire in fiscal 2019 through 2029, if not utilized. Of this amount, approximately $3.2 million is subject to Internal Revenue Code Section 382 limitations on utilization. This limitation is approximately $1.4 million per year. The Company has net operating loss carryforwards for state purposes of approximately $69.3 million, which will expire at various times, beginning with fiscal year 2012, if not utilized.

The Company maintains a valuation allowance to fully reserve against its net deferred tax assets due to uncertainty over the ability to realize these assets. The Company assessed available evidence both positive and negative, including historical losses, projected taxable income and tax planning strategies, and determined that a full evaluation allowance was still necessary. The change in the valuation allowance during the fiscal year 2011 was $2.5 million. Included in the August 27, 2011 valuation allowance balance of $75.4 million is $3.9 million, which will be recorded as a credit to stockholders' equity, if it is determined in the future that this portion of the valuation allowance is no longer required.

As of August 27, 2011 and August 28, 2010, the Company had $392,000 and $410,000, respectively, of liabilities recorded related to unrecognized tax benefits. Included in the liability balance as of August 27, 2011 and August 28, 2010, are approximately $362,000 and $360,000, respectively, of unrecognized tax benefits that, if recognized, will affect the Company's effective tax rate. Accrued interest and penalties on these unrecognized tax benefits were $30,000 and $50,000 as of August 27, 2011 and August 28, 2010, respectively. The Company recognizes potential interest and penalties related to income tax positions, if any, as a component of provision for income taxes on the Consolidated Statements of Operations. The Company does not anticipate that the total amount of unrecognized tax benefits will significantly change during the next twelve months.

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of numerous state and foreign jurisdictions. The Company is generally no longer subject to U.S. federal tax, state tax and foreign tax examinations by tax authorities for fiscal years before fiscal 2008 and with limited exceptions, state tax and foreign tax examinations by tax authorities for fiscal years before fiscal 2006.

(9) Retirement Plans

The Company has an Employee 401(k) Retirement Plan, which allows matching contributions for eligible employees equal to 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions. The Company contributed approximately $611,000 in fiscal 2011, $479,000 in fiscal 2010 and $537,000 in fiscal 2009.

In addition, the Company has statutory pension plans in Europe and Asia and contributed approximately $184,000 in fiscal 2011, $146,000 in fiscal 2010, and $214,000 in fiscal 2009.

(10) Stock Options

Stock-based compensation expense for stock options granted or vested under the Company's stock incentive plans and employees stock purchase plan ("ESPP") was reflected in the Consolidated Statements of Operations for fiscal 2011, 2010 and 2009 as follows (in thousands):

	Fiscal Year Ended		
	August 27, 2011	August 28, 2010	August 29, 2009
Cost of goods sold	$123	$ 137	$ 52
Selling, general and administrative	620	703	301
Research and development	202	604	129
Amount charged against net income (loss)	$945	$1,444	$482

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing method. The Company uses historical data to estimate the expected price volatility, the expected option life and the expected forfeiture rate. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for the estimated life of an option. The Company has not made any dividend payments nor does it have plans to pay dividends in the foreseeable future. The following assumptions were used to estimate the fair value of options granted under the Company's plan and the ESPP during fiscal 2011, 2010 and 2009 using the Black-Scholes option-pricing model:

	Options			ESPP		
Fiscal Year	2011	2010	2009	2011	2010	2009
Annualized dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Expected stock price volatility	80.1%	80.3%	74.0%	80.1%	80.3%	75.5%
Risk free interest rate	1.7%	2.1%	1.6%	0.1%	0.2%	0.3%
Expected life (in years)	6.4	5.5	5.4	0.5	0.5	0.5

A summary of the option activity for the stock option plans for fiscal 2011 is as follows (in thousands, except price per share and contractual term):

	Number of Shares	Weighted-average Exercise Price Per Share	Weighted-average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at August 28, 2010	3,146	$5.02		
Options granted	777	3.74		
Options forfeited	—	—		
Options expired	(315)	8.26		
Options exercised	(136)	1.83		
Outstanding at August 27, 2011	3,472	$4.56	5.5	$510
Exercisable at August 27, 2011	2,394	$5.12	3.9	$369

The aggregate intrinsic value for options outstanding and exercisable at August 28, 2010 was $571,000 and $185,000, respectively.

The weighted average grant date fair value based on the Black-Scholes option-pricing model for options granted in fiscal 2011 was $2.59 per share, for options granted in fiscal 2010 was $1.96 per share and for options granted in fiscal 2009 was $0.22 per share. The intrinsic value of options exercised during fiscal 2011 was $348,000 and during fiscal 2010 was $542,000. There were no options exercised during fiscal 2009.

A summary of the status of unvested option shares as of August 27, 2011 is as follows (in thousands, except fair value amounts):

	Number of Shares	Weighted-average Grant-date Fair Value
Unvested at August 28, 2010	730	$1.55
Options granted	777	2.59
Options forfeited	—	—
Options vested	(429)	1.63
Unvested at August 27, 2011	1,078	$2.29

As of August 27, 2011, there was $2,212,000 of total unrecognized compensation cost related to unvested share-based compensation granted under our plans. That cost is expected to be recognized over a weighted-average period of 1.2 years. The total fair value of option shares vested was $945,000 during fiscal 2011, $1,444,000 during fiscal 2010 and $482,000 during fiscal 2009.

The activity under stock option plans of the Company is as follows (in thousands, except per share amounts):

	Number of Shares		Weighted-Average Exercise Price Per Share
	Available For Grant	Outstanding	
Activity Description			
August 30, 2008	630	3,679	$ 6.58
Additional shares authorized	500	—	—
Granted	(337)	337	0.35
Exercised	—	—	—
Canceled	58	(617)	6.05
August 29, 2009	851	3,399	6.05
Additional shares authorized	500	—	—
Granted	(566)	566	3.00
Exercised	—	(205)	1.26
Canceled	12	(614)	10.14
August 28, 2010	797	3,146	5.02
Additional shares authorized	500	—	—
Granted	(777)	777	3.74
Exercised	—	(136)	1.83
Canceled	—	(315)	8.26
August 27, 2011	520	3,472	$ 4.56

The following table summarizes information with respect to options outstanding and exercisable at August 27, 2011 (number of options outstanding and exercisable in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options Outstanding	Weighted-average Remaining Contractual Life	Weighted-average Exercise Price	Exercisable	Weighted-average Exercise Price
$0.32 – $ 2.50	680	7.6	$ 1.41	461	$ 1.36
$2.51 – $ 5.00	1,802	6.6	3.81	943	3.83
$5.01 – $ 7.50	228	4.8	5.26	228	5.26
$7.51 – $ 9.00	465	2.1	7.82	465	7.82
$9.01 – $11.00	297	0.7	10.73	297	10.73
$0.32 – $11.00	3,472	5.5	$ 4.56	2,394	$ 5.12

There were 2,416,000 currently exercisable options at a weighted-average exercise price of $5.82 at August 28, 2010, and 2,932,000 currently exercisable options at a weighted-average exercise price of $6.86 at August 29, 2009.

(11) Employees Stock Purchase Plan

The Company's ESPP enables employees to contribute up to 10% of their wages toward the purchase of the Company's common stock at 85% of the lower of market value at the beginning or the end of the semiannual purchase period. Stockholders authorized the issuance of 1,000,000 additional shares of common stock to the ESPP in fiscal 2011.

Shares were issued on the following dates for the following prices (in thousands except per share amounts):

Date	Shares	Price per Share
December 31, 2008	314	$0.26
June 30, 2009	483	0.26
December 31, 2009	420	0.43
June 30, 2010	73	2.63
December 31, 2010	71	3.45
June 30, 2011	110	$2.33

As of August 27, 2011, there were 1,853,000 shares reserved for future employee purchases of stock under the ESPP.

(12) Segment and Other Information

Segment Information

The Company sells Surface Conditioning ("SC") and POLARIS® Microlithography ("PSS") Systems.

The Company's chief operating decision-maker has been identified as the President and Chief Executive Officer. Due to the level of integration of SC and PSS, the Company's chief operating decision-maker reviews consolidated operating results to make decisions about allocating resources and assessing performance for the entire Company. SC and PSS together represent one segment for the manufacture, marketing and servicing of equipment for the microelectronics industry.

Geographic Information

International sales were 58% of total sales in fiscal year 2011, 64% of total sales in fiscal year 2010 and 71% of total sales in fiscal year 2009. The basis for determining sales by geographic region is the location to which the product is shipped. Sales by geographic area are summarized as follows (in thousands):

	Fiscal Year Ended		
	August 27, 2011	August 28, 2010	August 29, 2009
Asia	$28,055	$45,136	$27,869
Europe	27,518	12,848	7,926
Other	266	104	20
Total International	55,839	58,088	35,815
Domestic	41,041	32,897	14,669
	$96,880	$90,985	$50,484

South Korea accounted for 12% of total sales in fiscal 2011, 28% of total sales in fiscal 2010 and 43% of total sales in fiscal 2009. Germany accounted for 13% of total sales in fiscal 2011.

Long-lived Assets

The Company does not have significant long-lived assets in foreign countries.

Customer Information

The following summarizes significant customers comprising 10% or more of the Company's trade accounts receivable as of August 27, 2011 and August 28, 2010 and 10% or more of sales for fiscal 2011, 2010 and 2009, which includes sales through affiliates to end-users:

	% of Trade Accounts Receivable as of		% of Sales for the Fiscal Year Ended		
	August 27, 2011	August 28, 2010	August 27, 2011	August 28, 2010	August 29, 2009
Customer A	*	*	27%	32%	34%
Customer B	64%	*	18%	*	*
Customer C	*	17%	*	*	*
Customer D	*	14%	*	11%	*
Customer E	*	19%	*	*	*
Customer F	*	11%	*	*	*

* Trade accounts receivable from or sales to respective customer were less than 10% as of the end of or during the fiscal year.

(13) License Agreements

The Company, in the ordinary course of business, enters into various licensing agreements. These agreements generally provide for technology transfers between the Company and the licensors in exchange for minimum royalty payments and/or a fixed royalty to the licensors. The total accrued royalty license fees included in accrued expenses were $1,034,000 at August 27, 2011 and $608,000 at August 28, 2010. These agreements can generally be terminated by the Company with appropriate notice to the licensors.

(14) Supplementary Cash Flow Information

The following summarizes supplementary cash flow items (in thousands):

	Fiscal Year Ended		
	August 27, 2011	August 28, 2010	August 29, 2009
Income taxes paid (received), net	$27	$ 19	$(76)
Interest paid, net	3	—	41

(15) Cost Reduction and Realignment

In the second quarter of fiscal 2009, the Company committed to a plan of additional cost reduction actions, including the reduction of headcount, salary reductions and scheduled plant shutdowns. The cost reduction actions were due to the Company continuing to be impacted by the global economic slowdown and in particular the reduced demand for the Company's products. A total of 111 positions were eliminated of which 37 were manufacturing positions, 37 were sales, service and marketing positions, 8 were administrative positions and 29 were engineering positions. Severance and outplacement costs, net of change in estimate, recorded in fiscal 2009 were allocated as follows: $1,133,000 to selling, general and administrative expense, $875,000 to research and development expense and $604,000 to cost of goods sold.

The fiscal 2009 severance and outplacement costs are summarized as follows (in thousands):

	Amount Charged Fiscal 2009	Amount Paid Through August 27, 2011	Accrual at August 27, 2011
Selling, general and administrative expenses	$1,133	$1,133	$—
Research and development expenses	875	875	—
Cost of goods sold	604	604	—
Total	$2,612	$2,612	$—

(16) Marketable Securities and Fair Value Measurements

As of August 27, 2011, the Company had investments in ARS reported at a fair value of $1.9 million after reflecting a $0.1 million other than temporary impairment against $2.0 million par value. The other than temporary impairment was recorded in fiscal 2008. The Company valued the ARS using a mark-to-model approach that relies on discounted cash flows, market data and inputs derived from similar instruments. This model takes into account, among other variables, the base interest rate, credit spreads, downgrade risks and default/recovery risk, the estimated time required to work out the disruption in the traditional auction process and its effect on liquidity, and the effects of insurance and other credit enhancements.

The ARS held by the Company are marketable securities with long-term stated maturities for which the interest rates are reset every 28 days through an auction process and at the end of each reset period, investors can sell or continue to hold the securities at par. The auctions have historically provided a liquid market for these securities as investors historically could readily sell their investments at auction. Due to the liquidity issues experienced in global credit and capital markets, the ARS held by the Company have experienced multiple failed auctions, beginning on February 19, 2008, as the amount of securities submitted for sale has exceeded the amount of purchase orders. During the second quarter of fiscal 2008, the Company reclassified $8.5 million of ARS from current marketable securities to long-term marketable securities on the Consolidated Balance Sheet due to difficulties encountered at auction and the conditions in the general debt markets creating uncertainty as to when successful auctions may be reestablished. During fiscal 2008, $0.8 million of ARS were redeemed. An additional $3.0 million were redeemed in fiscal 2009 and $0.9 million were redeemed in fiscal 2010. During fiscal 2011, $1.8 million par value were sold at their net book value of $1.7 million.

The $2.0 million par value ARS held by the Company are backed by student loans and are collateralized, insured and guaranteed by the United States Federal Department of Education and are classified as long-term. All of the ARS held by the Company continue to carry investment grade ratings and have not experienced any payment defaults. ARS that did not successfully auction, reset to the maximum interest rate as prescribed in the underlying indenture and all of the Company's holdings continue to be current with their interest payments. If uncertainties in the credit and capital markets continue, these markets deteriorate further or any ARS the Company holds are downgraded by the rating agencies, the Company may be required to recognize additional impairment charges.

The Company categorizes its assets and liabilities into one of three levels based on the assumptions (inputs) used in valuing the asset or liability. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company valued its cash and cash equivalents and restricted cash based on level 1 inputs.

The Company valued its ARS based on level 3 inputs in which values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These level 3 inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the ARS.

The fair value measurements as of August 27, 2011 of cash and cash equivalents, restricted cash and marketable securities are summarized blow (in thousands):

	Fair Value	Level 1	Level 2	Level 3
Cash and cash equivalents	$20,478	$20,478	$—	$ —
Restricted cash	215	215	—	—
Marketable securities	1,907	—	—	1,907

The fair value measurements as of August 28, 2010 of cash and cash equivalents, restricted cash and marketable securities are summarized below (in thousands):

	Fair Value	Level 1	Level 2	Level 3
Cash and cash equivalents	$34,365	$34,365	$—	$ —
Restricted cash	322	322	—	—
Marketable securities	3,612	—	—	3,612

The change in the level 3 amounts from August 28, 2010 to August 27, 2011 related to the sales of $1.8 million par value ARS at their net book value of $1.7 million.

(17) Contingencies

In late calendar 2006, the Company determined that certain of its replacement valves, pumps and heaters could fall within the scope of United States export licensing regulations to products that could be used in connection with chemical weapons processes. The Company determined that these regulations require it to obtain licenses to ship some of its replacement spare parts, spare parts kits and assemblies to customers in certain controlled countries as defined in the export licensing regulations. During the second quarter of fiscal 2007, the Company was granted licenses to ship replacement spare parts, spare parts kits and assemblies to all customers in the controlled countries where the Company conducts business.

The applicable export licensing regulations frequently change. Moreover, the types and categories of products that are subject to export licensing are often described in the regulations in general terms and could be subject to differing interpretations.

In the second quarter of fiscal 2007, the Company made a voluntary disclosure to the United States Department of Commerce to clarify its licensing practices and to review its practices with respect to prior sales of certain replacement valves, pumps and heaters to customers in several controlled countries as defined in the licensing regulations.

In October 2009, the Company entered into a settlement agreement with the Office of Export Enforcement for $450,000. The Company paid $5,000 per month for ten months beginning in November 2009. The remaining $400,000 owed under the settlement was suspended for 12 months. The 12-month suspension period expired October 29, 2010. The Company believes it has maintained compliance with all export laws during the suspension period and does not anticipate any additional payments.

(18) Share Repurchase Plan

In October 2008, the Company authorized the repurchase of up to $3 million of the Company's common stock to be effected from time to time in transactions in the public markets or in private purchases. The timing and extent of any repurchases will depend upon market conditions, the trading price of the Company's shares and other factors, subject to the restrictions relating to volume, price and timing of share repurchases under applicable law. The repurchase program may be modified, suspended or terminated at any time by the Company without notice. The Company did not repurchase any of its common stock during fiscal 2011, 2010 or 2009.

(19) Stock Offering

The Company filed a shelf registration statement with the SEC on March 30, 2010 to register an indeterminate number of shares of common stock, preferred stock, warrants and units, the aggregate initial offering price of which is not to exceed $50 million. On June 14, 2010, the Company closed on a public offering of 6.2 million shares of its common stock at a public offering price of $3.05 per share. Net proceeds from the sale of the shares, after underwriter discounts and commissions and other offering expenses, were approximately $17.6 million. The Company used the net proceeds from the offering for general corporate and working capital purposes. Following the June 2010 stock offering, the Company has registered under its shelf registration statement an indeterminate number of shares of common stock, preferred stock, warrants and units with an aggregate initial offering price not to exceed $31 million.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
FSI International, Inc.

We have audited the accompanying consolidated balance sheets of FSI International, Inc. and subsidiaries as of August 27, 2011 and August 28, 2010, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended August 27, 2011. We also have audited FSI International, Inc.'s internal control over financial reporting as of August 27, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). FSI International, Inc.'s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the FSI International, Inc.'s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FSI International, Inc. and subsidiaries as of August 27, 2011 and August 28, 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended August 27, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, FSI International, Inc. maintained, in all material respects, effective internal control over financial reporting as of August 27, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP

Minneapolis, Minnesota
November 4, 2011

Data for the fiscal quarters of our last two fiscal years is as follows (in thousands, except per share data):

Quarterly Data
(Unaudited)

	First Quarter (c)	Second Quarter (a), (b), (c)	Third Quarter (b)	Fourth Quarter (a), (b)
2011				
Sales	$10,880	$30,752	$25,598	$29,650
Gross margin	5,171	13,049	11,867	10,229
Operating (loss) income	(2,500)	4,920	4,037	1,814
Net (loss) income	(2,502)	4,920	4,111	1,794
Diluted net (loss) income per common share	$ (0.06)	$ 0.13	$ 0.10	$ 0.05
2010				
Sales	$14,617	$18,925	$28,653	$28,790
Gross margin	6,567	8,043	13,723	14,585
Operating income	16	513	5,609	6,393
Net (loss) income	(55)	610	5,864	6,602
Diluted net (loss) income per common share	$ (0.00)	$ 0.02	$ 0.18	$ 0.17

(a) During the second and fourth quarters of fiscal 2010, the Company recorded a gain of $6,000 and $48,000, respectively, associated with ARS redemptions.

(b) During fiscal 2011 and 2010, the Company recorded discretionary compensation as follows:

	Second Quarter	Third Quarter	Fourth Quarter	Fiscal 2011
Cost of sales	$ 66	$ 7	$ 4	$ 77
Selling, general and administrative expenses	291	31	19	341
Research and development expenses	113	12	7	132
Total	$ 470	$ 50	$ 30	$550

	Third Quarter	Fourth Quarter	Fiscal 2010
Cost of sales	$ 180	$ 195	$ 375
Selling, general and administrative expenses	600	650	1,250
Research and development expenses	420	455	875
Total	$1,200	$1,300	$2,500

(c) During the first and second quarters of fiscal 2011, the Company recorded corrections of immaterial errors of $341,000 related to fiscal 2010 and $222,000 related to fiscal 2009, respectively.

The Company's fiscal quarters are generally 13 weeks, all ending on a Saturday. The fiscal year ends on the last Saturday in August and consists of 52 or 53 weeks. Fiscal 2011 and fiscal 2010 both consisted of 52 weeks.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and our principal financial and accounting officer, have evaluated the effectiveness of our disclosure controls and procedures for the period ended August 27, 2011 (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Based on that evaluation, our principal executive officer and our principal financial and accounting officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our principal executive and our principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting during our most recently completed fiscal quarter that have materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial and accounting officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment under the framework in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of August 27, 2011.

KPMG LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 10-K and, as part of this audit, has issued their report, included in Item 8, on the effectiveness of our internal control over financial reporting.

/s/ Donald S. Mitchell
Donald S. Mitchell
Chairman and Chief Executive Officer
(Principal Executive Officer)

/s/ Patricia M. Hollister
Patricia M. Hollister
Chief Financial Officer
(Principal Financial and Accounting Officer)

Attestation Report of Independent Registered Public Accounting Firm

The attestation report required under this item is contained in Item 8 of this Annual Report on Form 10-K.

ITEM 9B. OTHER INFORMATION

None.

PART III

Certain information required by Part III is incorporated by reference to our definitive proxy statement for the annual meeting of shareholders to be held on January 18, 2012 and which will be filed with the SEC pursuant to Regulation 14A within 120 days after August 27, 2011.

Except for those portions specifically incorporated in this report by reference to our proxy statement for the annual meeting of shareholders to be held on January 18, 2012, no other portions of the proxy statement are deemed to be filed as part of this Report on Form 10-K.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE OF THE REGISTRANT

The information concerning our directors, our board committees and compliance with Section 16(a) of the Exchange Act required by this item is incorporated by reference to the information under the captions "Election of Directors" and "Compliance with Section 16(a) of the Securities and Exchange Act of 1934" in our proxy statement for the annual meeting of shareholders to be held on January 18, 2012. For information concerning executive officers, see Item 4A. of this Form 10-K Report.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics applicable to all of our directors and employees, including our principal executive officer, principal financial and accounting officer, controller and other employees performing similar functions. A copy of this code of business conduct and ethics is available on our website at www.fsi-intl.com.

We intend to disclose any waiver of our code of business conduct and ethics for our directors or executive officers in future Form 8-K filings within four business days following the date of such waiver. We also intend to post on our website at www.fsi-intl.com any amendment to, or waiver from, a provision of our code of business conduct and ethics that applies to our principal executive officer, principal financial officer, controller and other employees performing similar functions within four business days following the date of such amendment or waiver.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to the information under the captions "Election of Directors," "Compensation Committee Report," "Compensation Discussion and Analysis" and "Compensation of Executive Officers" in our proxy statement for the annual meeting of shareholders to be held on January 18, 2012.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to the information under the captions "Security Ownership of Management and Certain Beneficial Owners" and "Equity Compensation Plan Information" in our proxy statement for the annual meeting of shareholders to be held on January 18, 2012.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to the information under the captions "Interests of Management and Others in Certain Transactions" and "Information Concerning the Board of Directors" in our proxy statement for the annual meeting of shareholders to be held on January 18, 2012.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to the information under the captions "Independent Registered Public Accountant Fees" and "Auditor Independence" in our proxy statement for the annual meeting of shareholders to be held on January 18, 2012.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(2) Financial Statement Schedules

All schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

(a)(3) Exhibits

3.1	Restated Articles of Incorporation of the Company.(1)
3.2	Restated By-Laws.(1)
3.3	Articles of Amendment of Restated Articles of Incorporation.(1)
10.1	FSI International, Inc. 1997 Omnibus Stock Plan (as amended and restated November 2004).(2)
10.2	Form of Incentive Stock Option Agreement for the FSI International, Inc. 1997 Omnibus Stock Plan, as amended.(3)
10.3	Form of Incentive Stock Option Agreement for Outside Directors for the FSI International, Inc. 1997 Omnibus Stock Plan, as amended.(3)
10.4	FSI International, Inc. 2008 Omnibus Stock Plan (as amended and restated January 2011).(5)
10.5	Form of Incentive Stock Option Agreement for the FSI International, Inc. 2008 Omnibus Stock Plan, as amended. (filed herewith)
10.6	FSI International, Inc. Employees Stock Purchase Plan (as amended and restated January 2011).(5)
10.7	Management Agreement entered into as of March 28, 2008, by and between FSI International, Inc. and Donald S. Mitchell. (Identical Management Agreements were entered into on March 28, 2008 between the Company and each of Benno G. Sand, Patricia M. Hollister and John C. Ely. These Management Agreements have been omitted but will be filed if requested in writing by the Commission)(6)#
10.8	Severance Agreement entered into as of March 28, 2008, by and between FSI International, Inc. and Benno G. Sand.(6)#
10.9	Employment Agreement entered into as of March 28, 2008, by and between FSI International, Inc. and Donald S. Mitchell.(6)#
10.10	Amended and Restated Summary of Terms of Employment entered into as of March 28, 2008 between FSI International and Donald S. Mitchell.(6)#
10.11	Severance Agreement entered into as of March 28, 2008, by and between FSI International, Inc. and Patricia M. Hollister. (An identical Severance Agreement was entered into on March 28, 2008 between the Company and John C. Ely. This Severance Agreement has been omitted but will be filed if requested in writing by the Commission.)(6)#

10.12 Stock Purchase Agreement dated as of May 15, 2007 by an among FSI International, Inc., MBK Project Holdings Ltd., Chlorine Engineers Corp. Ltd., Yasuda Enterprise Development III Limited Partnership, Mizuho Capital Co., Ltd., Mr. Hideki Kawai, Mr. Takanori Yoshioka and Mr. Satoshi Shikami. (exhibits omitted)(4)

10.13 Incentive Compensation Plan.(7)#

21.0 Subsidiaries of the Company. (filed herewith)

23.0 Consent of KPMG LLP, independent registered public accounting firm. (filed herewith)

24.0 Powers of Attorney from the Directors of FSI International, Inc. (filed herewith)

31.1 Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (filed herewith)

31.2 Certification by Principal Financial and Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (filed herewith)

32.1 Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (filed herewith)

Identified exhibit is a management contract, compensation plan or arrangement.

(1) Filed as an Exhibit to the Company's Registration Statement on Form S-3 filed with the SEC on March 30, 2010, SEC File No. 333-165785, and incorporated by reference.

(2) Filed as an Exhibit to the Company's Registration Statement on Form S-8, filed by the Company on February 11, 2005, SEC File No. 333-122729 and incorporated by reference.

(3) Filed as an Exhibit to the Company's Report on Form 8-K, filed by the Company on October 20, 2004, SEC File No. 0-17276 and incorporated by reference.

(4) Filed as an Exhibit to the Company's Report on Form 10-Q for the quarter ended May 26, 2007, SEC File No. 0-17276 and incorporated by reference.

(5) Filed as an Exhibit to the Company's Registration Statement on Form S-8, filed by the Company on April 5, 2011, SEC File No. 333-173310 and incorporated by reference.

(6) Filed as an Exhibit to the Company's Report on Form 10-Q for the fiscal quarter ended March 1, 2008, SEC File No. 0-17276 and incorporated by reference.

(7) Filed as an Exhibit to the Company's Report on Form 10-Q for the fiscal quarter ended February 26, 2011, SEC File No. 0-17276 and incorporated by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FSI INTERNATIONAL, INC.

By: /s/ Donald S. Mitchell
Donald S. Mitchell, Chairman and
Chief Executive Officer
(Principal Executive Officer)

Dated: November 4, 2011

By: /s/ Patricia M. Hollister
Patricia M. Hollister, Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons, constituting a majority of the Board of Directors, on behalf of the Registrant and in the capacities and on the dates indicated.

James A. Bernards, Director*
Terrence W. Glarner, Director*
Donald S. Mitchell, Director*
David V. Smith, Director*
Stan Yarbro, Director*

*By: /s/ Patricia M. Hollister
Patricia M. Hollister, Attorney-in-fact

Dated: November 4, 2011

INDEX TO EXHIBITS

Exhibit	Description	Method of Filing
3.1	Restated Articles of Incorporation of the Company.(1)	Incorporated by reference
3.2	Restated By-Laws.(1)	Incorporated by reference
3.3	Articles of Amendment of Restated Articles of Incorporation.(1)	Incorporated by reference
10.1	FSI International, Inc. 1997 Omnibus Stock Plan (as amended and restated November 2004).(2)	Incorporated by reference
10.2	Form of Incentive Stock Option Agreement for the FSI International, Inc. 1997 Omnibus Stock Plan, as amended.(3)	Incorporated by reference
10.3	Form of Incentive Stock Option Agreement for Outside Directors for the FSI International, Inc. 1997 Omnibus Stock Plan, as amended.(3)	Incorporated by reference
10.4	FSI International, Inc. 2008 Omnibus Stock Plan (as amended and restated January 2011).(5)	Incorporated by reference
10.5	Form of Incentive Stock Option Agreement for the FSI International, Inc. 2008 Omnibus Stock Plan, as amended.	Filed herewith
10.6	FSI International, Inc. Employees Stock Purchase Plan (as amended and restated January 2011).(5)	Incorporated by reference
10.7	Management Agreement entered into as of March 28, 2008, by and between FSI International, Inc. and Donald S. Mitchell. (Identical Management Agreements were entered into on March 28, 2008 between the Company and each of Benno G. Sand, Patricia M. Hollister and John C. Ely. These Management Agreements have been omitted but will be filed if requested in writing by the Commission)(6)#	Incorporated by reference
10.8	Severance Agreement entered into as of March 28, 2008, by and between FSI International, Inc. and Benno G. Sand.(6)#	Incorporated by reference
10.9	Employment Agreement entered into as of March 28, 2008, by and between FSI International, Inc. and Donald S. Mitchell.(6)#	Incorporated by reference
10.10	Amended and Restated Summary of Terms of Employment entered into as of March 28, 2008 between FSI International and Donald S. Mitchell.(6)#	Incorporated by reference
10.11	Severance Agreement entered into as of March 28, 2008, by and between FSI International, Inc. and Patricia M. Hollister. (An identical Severance Agreement was entered into on March 28, 2008 between the Company and John C. Ely. This Severance Agreement has been omitted but will be filed if requested in writing by the Commission.)(6)#	Incorporated by reference
10.12	Stock Purchase Agreement dated as of May 15, 2007 by an among FSI International, Inc., MBK Project Holdings Ltd., Chlorine Engineers Corp. Ltd., Yasuda Enterprise Development III Limited Partnership, Mizuho Capital Co., Ltd., Mr. Hideki Kawai, Mr. Takanori Yoshioka and Mr. Satoshi Shikami. (exhibits omitted)(4)	Incorporated by reference
10.13	Incentive Compensation Plan.(7)#	Incorporated by reference
21.0	Subsidiaries of the Company.	Filed herewith
23.0	Consent of KPMG LLP, independent registered public accounting firm.	Filed herewith
24.0	Powers of Attorney from the Directors of FSI International, Inc.	Filed herewith
31.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.	Filed herewith
31.2	Certification by Principal Financial and Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.	Filed herewith
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith

---

\# Identified exhibit is a management contract, compensation plan or arrangement.

(1) Filed as an Exhibit to the Company's Registration Statement on Form S-3 filed with the SEC on March 30, 2010, SEC File No. 333-165785, and incorporated by reference.

(2) Filed as an Exhibit to the Company's Registration Statement on Form S-8, filed by the Company on February 11, 2005, SEC File No. 333-122729 and incorporated by reference.

(3) Filed as an Exhibit to the Company's Current Report on Form 8-K, filed by the Company on October 20, 2004, SEC File No. 0-17276 and incorporated by reference.

(4) Filed as an Exhibit to the Company's Report on Form 10-Q for the quarter ended May 26, 2007, SEC File No. 0-17276 and incorporated by reference.

(5) Filed as an Exhibit to the Company's Registration Statement on Form S-8, filed by the Company on April 5, 2011, SEC File No. 333-173310 and incorporated by reference.

(6) Filed as an Exhibit to the Company's Report on Form 10-Q for the fiscal quarter ended March 1, 2008, SEC File No. 0-17276 and incorporated by reference.

(7) Filed as an Exhibit to the Company's Report on Form 10-Q for the fiscal quarter ended February 26, 2011, SEC File No. 0-17276 and incorporated by reference.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 10-K/A
Amendment No. 1

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended August 27, 2011

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission File Number 0-17276

FSI INTERNATIONAL, INC.
(Exact name of Registrant as specified in its charter)

MINNESOTA	41-1223238
(State or other jurisdiction of *incorporation or organization)*	(I.R.S. Employer Identification No.)

3455 LYMAN BOULEVARD, CHASKA, MINNESOTA 55318-3052
(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: (952) 448-5440
Securities registered pursuant to Section 12(b) of the Securities Exchange Act:
Title of each class
Common Stock, *no* par value
Name of Exchange on which registered:
NASDAQ Global Market
Securities registered pursuant to Section 12(g) of the Securities Exchange Act: None

Indicate by a check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933. Yes ☐ No ☑

Indicate by a check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by a checkmark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "accelerated filer," "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Securities Exchange Act of 1934.

Large accelerated filer	☐	Accelerated filer	☑
Non-accelerated filer	☐	Smaller reporting company	☐

Indicate by a check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act of 1934). Yes ☐ No ☑

The aggregate market value of the voting common stock held by non-affiliates of the Registrant, based on the closing price on February 25, 2011, the last business day of the Registrant's most recently completed second fiscal quarter, as reported on the NASDAQ Global Market, was approximately $152,763,000. Shares of common stock held by each officer and director have been excluded from this computation in that such persons may be deemed to be affiliates. This amount is provided only for purposes of this report on Form 10-K and does not represent an admission by the Registrant or any such person as to the status of such person.

As of October 28, 2011, the Registrant had issued and outstanding 38,861,000 shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement for the Annual Meeting of Shareholders to be held on January 18, 2012 and to be filed within 120 days after the Registrant's fiscal year ended August 27, 2011, are incorporated by reference into Part III of this Form 10-K Report. (The Audit and Finance Committee Report and the Compensation Committee Report of the Registrant's proxy statement are expressly not incorporated by reference herein.)

EXPLANATORY NOTE

The Registrant filed with the Securities and Exchange Commission ("SEC") an Annual Report on Form 10-K for the year ended August 27, 2011 ("Form 10-K") on November 4, 2011. This Amendment No. 1 on Form 10-K/A ("Amendment No. 1") amends the Form 10-K solely for the purpose to amend and restate Item 5 of Part II of the Form 10-K to add the Performance Graph. In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, Amendment No.1 has been signed on behalf of the Registrant by a duly authorized representative and new certifications by the Registrant's principal executive officer and principal financial officer are included as exhibits to this Amendment No. 1 under Part IV, Item 15 hereof.

Amendment No. 1 does not modify or update other disclosures presented in the Form 10-K. This Amendment No. 1 does not reflect events occurring after the filing of the Form 10-K or modify or update those disclosures. Accordingly, this Amendment No. 1 should be read in conjunction with the Form 10-K and the Registrant's other filings with the SEC.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NASDAQ Global Market[SM] under the symbol "FSII". The following table sets forth the highest and lowest daily sale prices, as reported by the NASDAQ Global Market for the fiscal periods indicated:

	2011		2010	
	High	**Low**	**High**	**Low**
Fiscal Quarter				
First	$3.38	$2.22	$2.40	$0.83
Second	4.82	3.25	3.47	1.13
Third	5.41	3.20	4.56	2.31
Fourth	4.76	2.11	5.17	2.65

There were approximately 435 record holders of our common stock on October 31, 2011.

We have never declared or paid cash dividends on our common stock. We currently intend to retain all earnings for use in our business and do not anticipate paying dividends in the foreseeable future.* Any future determination as to payment of dividends will depend upon our financial condition and results of operations and such other factors as are deemed relevant by our board of directors.

Performance Graph

The following graph compares the annual change in the cumulative total shareholder return on our common stock from August 25, 2006 through August 27, 2011 with the cumulative total return on the NASDAQ, IDC, the Philadelphia Stock Exchange Semiconductor Sector ("SOX") Index and a peer group of companies selected by FSI. The comparison assumes $100 was invested in FSI common stock and in each of the foregoing indices and assumes that dividends were reinvested when and as paid. We have not declared dividends on our common stock. The selected peer group consists of Mattson Technology, Inc., Ultratech, Inc., Axcelis Technology, Inc. and Rudolph Technologies, Inc. You should not consider shareholder return over the indicated period to be indicative of future shareholder returns.


140
120
100
80
60
40
20
0
August 2006
August 2007
August 2008
August 2009
August 2010
August 2011
FSI International, Inc.
SOX Index
Nasdaq, IDC
Peer Group Average

	8/26/2006	8/25/2007	8/30/2008	8/29/2009	8/28/2010	8/27/2011
FSI	$100	$ 47	$ 21	$16	$ 51	$ 39
Nasdaq	100	120	111	95	101	116
SOX	100	114	81	72	74	80
Peer Group	100	99	75	37	54	58

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(3) Exhibits

31.1 Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (filed herewith)

31.2 Certification by Principal Financial and Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (filed herewith)

32.1 Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (filed herewith)

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FSI INTERNATIONAL, INC.

By: /s/ Donald S. Mitchell
Donald S. Mitchell, Chairman and
Chief Executive Officer
(Principal Executive Officer)

Dated: December 6, 2011

By: /s/ Patricia M. Hollister
Patricia M. Hollister, Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons, constituting a majority of the Board of Directors, on behalf of the Registrant and in the capacities and on the dates indicated.

James A. Bernards, Director*
Terrence W. Glarner, Director*
Donald S. Mitchell, Director*
David V. Smith, Director*
Stan Yarbro, Director*

*By: /s/ Patricia M. Hollister
Patricia M. Hollister, Attorney-in-fact

Dated: December 6, 2011

INDEX TO EXHIBITS

Exhibit	Description	Method of Filing
31.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.	Filed herewith
31.2	Certification by Principal Financial and Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.	Filed herewith
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith

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Corporate Information:

Corporate Headquarters:
FSI International, Inc.
3455 Lyman Boulevard
Chaska, Minnesota 55318-3052
Phone: 952.448.5440
Fax: 952.448.2825
Web Address:
http://www.fsi-intl.com

United States:
Chaska, Minnesota
Allen, Texas

International:
France
Germany
Israel
Italy
Japan (Apprecia Technology, Inc.)
South Korea
Peoples Republic of China
Singapore
Taiwan
The Netherlands
United Kingdom

Shareholder Inquiries:
Investors seeking financial publications or wishing to be placed on the Company's mailing list of investors may call: 952.448.8922.

Annual Meeting:
All shareholders and other interested parties are invited to attend the Company's annual meeting scheduled for January 18, 2012, beginning 3:30 p.m. CST at FSI International, Inc. 3455 Lyman Boulevard, Chaska, Minnesota.

Independent Auditors:
KPMG LLP
Minneapolis, Minnesota

Registrar and Transfer Agent:
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
Phone: 312.360.5324
Toll free: 877.373.6374
E-mail:
web.queries@computershare.com

Overnight Deliveries
Computershare Trust Company, N.A.
Mailstop 1A
250 Royall Street
Canton, MA 02021

Stock Listing:
NASDAQ Global Market®
Symbol: FSII

Directors and Officers:

Board of Directors:
James A. Bernards
President,
Facilitation, Inc.

Terrence W. Glarner
President,
West Concord Ventures, Inc.

Donald S. Mitchell
Chairman, President and Chief Executive Officer,
FSI International, Inc.

David V. Smith
Chief Executive Officer,
GlobiTech Holding Company (retired)

Stan Yarbro
Executive Vice President,
Varian Semiconductor Equipment Associates, Inc.

Corporate Officers:
John C. Ely
Vice President,
Global Sales/Marketing/Services

Patricia M. Hollister
Chief Financial Officer and Assistant Secretary

Donald S. Mitchell
Chairman, President and Chief Executive Officer

Benno G. Sand
Executive Vice President,
Business Development,
Investor Relations and Secretary

Forward-looking Statements:
Certain statements contained in this document constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created by that statute. Such forward-looking statements are based upon current expectations and beliefs and involve numerous risks and uncertainties, both known and unknown, that could cause actual events or results to differ materially from these forward-looking statements. For a discussion of factors that could cause actual results to differ materially from those described in this shareholders' letter, see the discussion of risk factors set forth in Item I.A. of the 10-K, included with this report. Typically we identify forward-looking statements by terminology such as "expects," "anticipates," "intends," "may," "should," "plans," "believes," "seeks," "estimates," "could," "would" or the negative of such terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements contained in the 2011 Letter to Shareholders and Proxy are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We undertake no duty to update any of the forward-looking statements after the date of this document.


FSI

Always Thinking. Better.™
www.fsi-intl.com